
                      As filed with the Securities and Exchange Commission on November 12, 1998
                                                                                                   Registration Number: 33-_________


                                                SECURITIES AND EXCHANGE COMMISSION
                                                      WASHINGTON, D.C.  20549

                                                             FORM S-4
                                                   REGISTRATION STATEMENT UNDER
                                                    THE SECURITIES ACT OF 1933

                                                      HANCOCK HOLDING COMPANY
                                      (Exact name of Registrant as specified in its charter)

         MISSISSIPPI                                            6022                                      64-0693170
(State or other jurisdiction of                   (Primary Standard Industrial              (I.R.S. Employer Identification Number)
incorporation or organization)                     Classification Code Number)

                                                ONE HANCOCK PLAZA, 2510 14TH STREET
                                                   GULFPORT, MISSISSIPPI  39501
                                                          (228) 868-4000
                                   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                                       CHARLES A. WEBB, JR.
                                                ONE HANCOCK PLAZA, 2510 14TH STREET
                                                   GULFPORT, MISSISSIPPI  39501
                                                          (228) 868-4000
                                     (Name, address, including zip code, and telephone number,
                                            including area code, of agent for service)

                                                            Copies to:

               L. KEITH PARSONS, ESQ.                                             ANTHONY J. CORRERO, III
               WATKINS LUDLAM WINTER & STENNIS, P.A.                              CORRERO FISHMAN HAYGOOD PHELPS
               POST OFFICE BOX 427                                                WEISS WALMSLEY & CASTEIX, L.L.P.
               633 NORTH STATE STREET                                             201 ST. CHARLES AVENUE, 46TH FLOOR
               JACKSON, MISSISSIPPI  39202                                        NEW ORLEANS, LA 70170-4600
               (601) 949-4900                                                     (504) 586-5253

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFERING: As soon as practicable after the effective date of this Registration Statement.

        If securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------

           Title of each class             Amount           Proposed maximum         Proposed maximum         Amount of
             of securities to              to be           offering price per       aggregate offering      registration
              be registered              registered               unit                   price **                fee
----------------------------------------------------------------------------------------------------------------------------------
              Common Stock,                672,000                  *                    $11,027,477          $3,065.64
           $3.33 par value/(1)/
----------------------------------------------------------------------------------------------------------------------------------

(1) Each share of Common Stock includes one Common Stock Purchase Right which is not currently exercisable or separable from the Common Stock.
* Not applicable.
** Estimated solely for purposes of determining the amount of the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             [AMERICAN LETTERHEAD]

                 MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

                              November ___, 1998



Dear Shareholders:

     You are cordially invited to a Special Meeting of Shareholders of American Security Bancshares of Ville Platte, Inc., to be held at the offices of American Security Bank on December ___, 1998.

     American has agreed on a merger into Hancock Holding Company. If the merger is completed, American shareholders will receive 13.8651 shares of Hancock common stock and a cash payment of $285.22 in exchange for each share of American common stock owned, except that American shareholders with twenty-five or fewer shares of American common stock will receive a cash payment of $950.75 per American share. We estimate that, on completion of the merger, about 6% of the outstanding common stock of Hancock will be owned by former American shareholders and about 94% will be owned by those persons who were Hancock shareholders just before the merger is completed.

     We can't complete the merger unless the shareholders of American approve it. We have scheduled a special meeting for the shareholders of American to approve the merger.

      YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND PROMPTLY MAILING THE ENCLOSED PROXY CARD TO US. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF THE MERGER. IF YOU DON'T RETURN YOUR CARD, THE EFFECT WILL BE A VOTE AGAINST THE MERGER.

     This Proxy Statement-Prospectus provides you with detailed information about the proposed merger. You can also get information about Hancock from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER.

                               Very truly yours,


                               Drouet W. Vidrine
                               Chairman of the Board

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES + + COMMISSION HAVE APPROVED THE HANCOCK COMMON STOCK TO BE ISSUED UNDER THIS + + PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS+ + IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL +
+ OFFENSE.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Proxy Statement-Prospectus dated November ___, 1998, and first mailed to shareholders on November___, 1998.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a Special Meeting of Shareholders of American Security Bancshares of Ville Platte, Inc. ("American") will be held at the offices of American Security Bank, 126 E. Main Street, Ville Platte, La., on December __, 1998, at ____ __.m.

     1. Approval and adoption of the Amended and Restated Agreement and Plan of Merger and related merger agreements dated as of October 15, 1998, and the transactions contemplated in the agreements pursuant to which
          (a) American will be merged into Hancock Holding Company and (b) the Bank will be merged into Hancock Bank of Louisiana.

     2. To transact such other business as may properly come before the meeting and any adjournment thereof.

Only those shareholders of record at the close of business on November 1, 1998, are entitled to notice of and to vote at the meeting.

All shareholders are cordially invited to attend the Meeting. To ensure your representation at the Meeting, please complete and promptly mail your proxy in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the Proxy Statement-Prospectus accompanying this notice for more complete information regarding the merger and the Meeting.

Dissenting shareholders who comply with the procedural requirements of the Business Corporation Law of Louisiana will be entitled to receive payment of the fair cash value of their shares if the Merger is effected upon approval by less than 80 percent of the total voting power of American. Please see the section entitled "THE MERGER -- Dissenters' Appraisal Rights" in the attached Proxy Statement-Prospectus for a discussion of the procedures to be followed in asserting these dissenters' rights.

                              BY ORDER OF THE BOARD OF DIRECTORS



                              -----------------------------------------
                              Secretary

Ville Platte, Louisiana
November ____, 1998

    PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT
                        YOU PLAN TO ATTEND THE MEETING.

THE BOARD OF DIRECTORS OF AMERICAN UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE
                     FOR APPROVAL OF THE MERGER AGREEMENT.

                             QUESTIONS AND ANSWERS

Q(1):   WHY IS AMERICAN MERGING WITH HANCOCK?

   A: American's Board has approved the merger with Hancock based upon its assessment of the financial condition and prospects of American in particular and the competitive and regulatory environment for financial institutions generally. Hancock is a Mississippi bank holding company for Hancock Bank, a Mississippi chartered state bank which operates offices in Mississippi and Hancock Bank of Louisiana, a Louisiana chartered state bank which operates offices in Louisiana. Its common stock is traded on the Nasdaq Stock Market under the symbol HBHC. The merger will enable American shareholders to hold stock in a larger and more diversified entity whose shares are more widely held and more actively traded. The merger will also enable us to better serve our customers with more products and services. Based upon these and other factors we believe that the merger is in the best interest of American shareholders. To review the background and reasons for the merger see page 11.

Q(2):   AS AN AMERICAN SHAREHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

   A: If you own 25 or fewer shares of American common stock, Hancock will pay you $950.75 in exchange for each share of American common stock you own.

        If you own more than 25 shares of American common stock, Hancock will pay you 13.8651 shares of Hancock common stock and a cash payment of $285.22 in exchange for each share of American common stock you own. However, Hancock will not issue any fractional shares. Instead, Hancock will pay you cash for any fraction of a Hancock share based upon a price of $48.00 per Hancock share.

        Example: If you own 100 shares of American common stock, upon completion of the merger you will have the right to receive 1,386 shares of Hancock common stock and a check for $28,546.48 ($48 x .51 + $28,522).

Q(3):   WHAT HAPPENS AS THE MARKET PRICE OF HANCOCK COMMON STOCK FLUCTUATES?

   A: The exchange ratio is based upon a formula that is not determined by the market price of Hancock common stock and is not expected to change. Since the market value of the Hancock common stock will fluctuate before and after the closing date of the merger, the value of the Hancock stock you will receive in the merger (if you receive Hancock stock) will fluctuate as well and could decrease.

Q(4):   WHAT HAPPENS TO MY DIVIDENDS IN THE FUTURE?

   A: After the merger, Hancock expects to pay quarterly dividends on its common stock in the amount of $0.25 per share, the amount Hancock has recently paid as a regular quarterly cash dividend to its shareholders. While we currently expect to pay those dividends, we can't assure these payments. Hancock's board of directors will use its discretion to decide whether and when to declare dividends and in what amount, and it will consider all relevant factors in doing so.

Q(5):   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

   A: We hope to complete the merger by the end of 1998 following the approval of American shareholders.

Q(6):   WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

   A: We expect that for U.S. federal income tax purposes, your receipt of Hancock stock in exchange for your shares of American common stock in the merger generally will not cause you to recognize any gain or loss. You will, however, have to recognize gain in connection with the cash payment and any cash received instead of fractional shares, as a shareholder of 25 or fewer shares of American common stock, or if you exercise dissenters' appraisal rights under Louisiana law.

        We provide a more detailed review of the U.S. federal income tax consequences of the merger on page 20 of this document.

Q(7): AS AN AMERICAN SHAREHOLDER, DO I HAVE TO ACCEPT HANCOCK COMMON STOCK IN EXCHANGE FOR MY SHARES IF THE MERGER IS APPROVED?

   A: It depends. If the merger is completed with the approval of less than 80% of the total voting power of the American shareholders and you follow the procedures prescribed by Louisiana law, you may dissent from the merger and have the fair value of your stock determined by a court. If you follow those procedures, you won't receive Hancock common stock. The fair value of your American stock, determined in the manner prescribed by Louisiana law, will be paid to you in cash.

        For a more complete description of these dissenters' rights, see page 22 of this document.

Q(8):   WHAT DO I NEED TO DO NOW?

   A: Just indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the meeting. If you sign and send in your proxy but don't indicate how you want to vote, your proxy will be counted as a vote in favor of the merger. If you don't return your proxy card or you abstain, the effect will be a vote against the merger.

        The meeting will take place on December __, 1998. You are invited to the meeting to vote your shares in person rather than signing and mailing your proxy card. If you do sign your proxy card, you can take back your proxy until and including the date of the meeting and either change your vote or attend the meeting and vote in person. We provide more detailed instructions about voting on page 9.

        THE BOARD OF DIRECTORS OF AMERICAN UNANIMOUSLY RECOMMENDS VOTING IN FAVOR OF THE PROPOSED MERGER.

Q(9):   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

   A: No. No one should send their stock certificates in now. After the merger is completed, Hancock will send you written instructions on how to exchange your American common stock for Hancock common stock.

Q(10):  WHO CAN HELP ANSWER MY QUESTIONS?

   A:   If you have more questions about the merger you should contact:

                            American Security Bank
                              126 E. Main Street
                         Ville Platte, Louisiana 70586

                           Attention: George Comeau
                    Phone Number: (318) 363-5602, Ext. 313

                               TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
                                             SUMMARY
The Companies.....................................................................................  1
Reasons for the Merger............................................................................  1
The Shareholders' Meeting.........................................................................  1
Our Recommendations to Shareholders...............................................................  1
Record Date; Voting Power.........................................................................  1
Votes Required....................................................................................  2
The Merger........................................................................................  2
Selected Financial Data...........................................................................  5
Comparative Per Share Data (Unaudited)............................................................  8

                                         THE MEETING
Introduction......................................................................................  9
Purpose of the Meeting............................................................................  9
Solicitation, Voting and Revocation of Proxies....................................................  9
Shares Entitled to Vote; Quorum...................................................................  9
Vote Required..................................................................................... 10

                                          THE MERGER
Description of the Mergers........................................................................ 10
Background of and Reasons for the Merger Agreement................................................ 11
Opinion of American's Financial Advisor........................................................... 12
Closing........................................................................................... 15
Exchange of Certificates.......................................................................... 16
Regulatory Approvals and Other Conditions......................................................... 16
Conduct of Business Prior to the Effective Date................................................... 17
Waiver, Amendment and Termination................................................................. 18
Interests of Certain Persons...................................................................... 18
Employee Benefits................................................................................. 19
Expenses.......................................................................................... 19
Status Under Federal Securities Laws; Certain Restrictions on Resales of Securities............... 19
Accounting Treatment.............................................................................. 19
Material Federal Income Tax Consequences of the Merger............................................ 20
Dissenters' Appraisal Rights...................................................................... 22

                                INFORMATION ABOUT AMERICAN
Principal Business................................................................................ 23
Competition....................................................................................... 23
Seasonality of Business and Customers............................................................. 24
Employees......................................................................................... 24
Property.......................................................................................... 24
Stock Prices and Dividends........................................................................ 24
Ownership of American Stock....................................................................... 24
Management Discussion & Analysis of Financial Condition and Results of Operations................. 25

                                INFORMATION ABOUT HANCOCK
General........................................................................................... 41
Merger Activity................................................................................... 41
Common Stock Prices and Dividends................................................................. 42

Change of Control................................................................................. 42

                           DESCRIPTION OF HANCOCK CAPITAL STOCK
Authorized and Outstanding Stock.................................................................. 44
Voting Rights..................................................................................... 44
Dividend Rights................................................................................... 44
Preemptive Rights................................................................................. 45
Fully Paid and Nonassessable...................................................................... 45
Liquidation Rights................................................................................ 45
Limitation of Liability of Directors.............................................................. 45
Indemnification of Directors, Officers and Employees.............................................. 45
Transfer Agent.................................................................................... 45
Changes in Control................................................................................ 45
Common Stock Purchase Rights...................................................................... 46

                           COMPARISON OF RIGHTS OF SHAREHOLDERS
Authorized Capital................................................................................ 46
Board of Directors................................................................................ 46
Removal of Directors.............................................................................. 46
Amendment of the Articles of Incorporation........................................................ 46
Amendment of Bylaws............................................................................... 47
Meetings of Shareholders.......................................................................... 47
Reports to Shareholders........................................................................... 47
Dividends......................................................................................... 47
Redemption and Retirement of Shares............................................................... 47
Reversion of Unclaimed Dividends.................................................................. 48
Shareholders Inspection Rights.................................................................... 48
Limitation of Liability of Directors.............................................................. 48
Indemnification................................................................................... 49
Supermajority Voting Requirements; Business Combinations.......................................... 50
Dissenters' Appraisal Rights...................................................................... 51
Shareholder Rights Plan........................................................................... 51

                                       ADDITIONAL INFORMATION
Legal Matters..................................................................................... 51
Experts........................................................................................... 51
Other Matters..................................................................................... 51
Where You Can Find More Information............................................................... 52

INDEX TO AMERICAN FINANCIAL STATEMENTS............................................................F-1


                                             APPENDICES

APPENDIX A -- FAIRNESS OPINION OF BROWN, BURKE CAPITAL PARTNERS, INC..............................A-1

                                    SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred you in order to understand fully the merger and to obtain a more complete description of the legal terms of the merger. See "ADDITIONAL INFORMATION -- Where You Can Find More Information" (page 52). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

THE COMPANIES
(Pages 23 and 41)

HANCOCK HOLDING COMPANY
One Hancock Plaza
Gulfport, Mississippi 39501
(228) 868-4000

Hancock is incorporated in Mississippi and is a two-bank holding company. Hancock provides commercial banking operations, credit card services, insurance services, trust services and other related financial services in Mississippi and Louisiana. As of September 30, 1998 Hancock's total assets were $2.7 billion, deposits were $2.3 billion and shareholders' equity was $284.2 million.

AMERICAN SECURITY BANCSHARES
126 E. Main Street
Ville Platte, Louisiana 70586
(318) 363-5602

American Security Bancshares of Ville Platte, Inc. is a Louisiana corporation that owns American Security Bank of Ville Platte. The Bank provides traditional consumer and commercial deposit and loan services to individuals, families and businesses in Evangeline, Rapides, Avoyelles, St. Landry and Allen Parishes in Louisiana, through a full service main office and 17 branch offices. As of September 30, 1998, our total assets were $229.3 million, our deposits were about $195.8 million and shareholders' equity was about $24.9 million.

REASONS FOR THE MERGER
(Page 11)

We believe that the financial terms of the agreement were attractive based upon the recent earnings performance of American, the current and prospective economic and regulatory environment and the Board's belief that Hancock was an attractive choice as a long-term affiliation partner for American and the Bank. The merger will offer liquidity to the American shareholders and more products and services to the Banks' customers.

To review the background of and reasons for the merger in greater detail, please see page 11.

THE SHAREHOLDERS' MEETING
(Page 9)

The special meeting will be held at the offices of the Bank, at ___ p.m. on December __, 1998. At the meeting American shareholders will be asked to approve the merger agreement.

OUR RECOMMENDATIONS TO SHAREHOLDERS
(Page 12)

The Board of Directors of American believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "FOR" the proposal to approve the merger agreement.

RECORD DATE; VOTING POWER
(Page 9)

You can vote at the meeting if you owned American common stock as of the close of business on November 1, 1998, the record date. On that date, 48,467 shares of

American common stock were outstanding and therefore are allowed to vote at the meeting. You will be able to cast one vote for each share of American common stock you owned on November 1, 1998.

VOTES REQUIRED
(Page 10)

In order for the merger to be approved, American shareholders holding two-thirds of the outstanding shares of common stock present at the meeting must vote in favor of the Merger. Altogether the directors and officers of American can cast about 33% of the votes entitled to be cast at the meeting. We expect that they will vote all of their shares in favor of the merger.

THE MERGER
(Page 10)

We have summarized the terms of the merger agreement, which is incorporated into this Proxy Statement-Prospectus by reference. We encourage you to read the merger agreement. It is the legal document that governs the merger.

THE EXCHANGE RATIO
(Page 10)

In the merger, if you own more than 25 shares of American common stock, each outstanding share of American common stock will be converted into 13.8651 shares of Hancock common stock and a cash payment of $285.22. Holders of 25 or fewer shares will instead receive a cash payment of $950.75 in exchange for each American share. The exchange ratio will be adjusted if Hancock or American increases its number of shares of common stock outstanding from the figures disclosed in this Proxy Statement-Prospectus.

CONDITIONS TO COMPLETION OF THE MERGER
(Page 16)

The completion of the merger depends on a number of conditions being met, including the following:

1.   American shareholders approving the merger;

2. the absence of any governmental order blocking completion of the merger or of any proceedings by a governmental body trying to block it; and

3. receipt of opinions of Hancock's counsel that the U. S. federal income tax treatment of American's shareholders, American and Hancock in the merger will generally be as we've described it to you in this document.

In cases where the law permits, a party to the merger agreement could elect to waive a condition that has not been satisfied and complete the merger although it is entitled not to. We can't be certain whether or when any of the conditions we've listed will be satisfied (or waived, where permissible), or that the merger will be completed.

TERMINATION OF THE MERGER AGREEMENT
(Page 18)

We can agree at any time to terminate the merger agreement without completing the merger, even if the shareholders of American have already voted to approve it.

Moreover, either of us can terminate the merger agreement in the following circumstances:

1.   if the merger isn't completed by March 31, 1999;

2.   if the American shareholders don't approve the merger; or

3. if the other party violates, in a significant way, any of its representations, warranties or obligations under the merger agreement.

Generally, a party can only terminate the merger agreement in one of the preceding three situations if that party isn't in violation of the merger agreement or if its violations of the merger agreement aren't the cause of the event permitting termination.

FEDERAL INCOME TAX CONSEQUENCES
(Page 20)

We have structured the merger with the intent that neither American nor its shareholders will recognize any gain or loss for U.S. federal income tax purposes due to the merger, except in connection with cash received by American shareholders in exchange for their American stock. We have conditioned the merger on the receipt of legal opinions that this will be the case, but these opinions won't bind the Internal Revenue Service, which could take a different view.

SHAREHOLDERS WHO RECEIVE CASH AS A RESULT OF EXERCISING THEIR DISSENTERS' APPRAISAL RIGHTS UNDER LOUISIANA LAW WILL HAVE TO RECOGNIZE ANY REALIZED GAIN OR LOSS. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND MANY VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

ACCOUNTING TREATMENT
(Page 19)

We expect the merger to qualify for purchase accounting treatment, which means that, for accounting and financial reporting purposes, we will combine the earnings of Hancock and American from and after the effective date of the merger and any goodwill or other intangibles recorded in the transaction will be amortized through charges to income in future periods. In addition, assets and liabilities of American will be recorded at fair value on the date of the transaction.

OPINION OF FINANCIAL ADVISOR
(Page 12)

In deciding to approve the merger, our Board considered the opinion of its financial advisor, Brown, Burke Capital Partners, Inc., that as of the date of the opinion, the exchange ratio was fair from a financial point of view to American's shareholders. We have attached this opinion as Appendix A to this document. You should read it carefully.

INTERESTS OF OTHER PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS
(Page 18)

The directors and executive officers of American own shares of American common stock, which will be converted into shares of Hancock common stock and cash pursuant to the merger on the same terms and conditions as applied to all other shares of American common stock.

None of these persons have agreements for additional compensation or any other rights which become effective upon a change in control or which relate to the merger other than change of control and retention bonuses that will be paid to certain members of American's management. The bonuses are provided to ensure that key personnel remain with the Bank up to the completion of the merger and for a period of time after the merger.

Current retirement and benefit plans available to employees of American and the Bank will terminate as of the effective time of the merger. Those American employees who are retained following the merger will be eligible to participate in Hancock's employee plans, on substantially the same basis and applying the same eligibility standards as other Hancock Bank employees.

Hancock also has agreed to provide indemnification to American's Board members and its officers.

DISSENTERS' APPRAISAL RIGHTS
(Page 22)

Louisiana law permits you to dissent from the merger and to have the fair value of your American stock determined by a court. To do this, you must follow certain procedures, including the filing of certain notices with us and voting your shares against the merger. If you dissent from the merger, your shares of American common stock will not be exchanged for shares of Hancock common stock in the merger, and your only right will be to receive the fair value of your shares in cash.

REGULATORY APPROVALS
(Page 16)

The merger has been approved by the Board of Governors of the Federal Reserve System and the required waiting period has expired. No other regulatory approvals are required for the merger of Hancock and American.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION
(Pages 24 and 42)

Shares of Hancock are quoted on the Nasdaq Stock Market. Shares of American are not publicly traded. The last transactions of which American management is aware were trades which occurred during March 1998 of 149 shares for $400 per share. American's book value per share as of September 30, 1998 was $513.58. On
October 14, 1998 the last full trading day prior to the public announcement of the revised Merger Agreement, Hancock stock closed at $42.3125 per share. On November __, 1998 Hancock stock closed at $__ per share.

Based on a stock price of $42.3125 per Hancock share, the market value of
13.8651 shares of Hancock common stock that American shareholders will receive in the merger for each share of their American stock would be $586.67 based on Hancock's October 14, 1998 closing price and $_____ based on Hancock's
November __, 1998 closing price. When added to the cash payment of $285.22 per American share results in total consideration of $871.89 as of October 14, 1998, and _________ as of November __, 1998. Of course, the market price of Hancock common stock will fluctuate prior to and after completion of the merger, while the exchange ratio is fixed. You should obtain current Hancock stock price quotations.

                            SELECTED FINANCIAL DATA

     The following tables show summarized unaudited historical financial data for each of the companies.

     The information set forth for the nine-month period ended September 30, 1998 doesn't necessarily indicate what the results will be for the full 1998 fiscal year.

     The Hancock information in the following tables is derived from the historical financial information that has been presented in prior filings with the Securities and Exchange Commission. All of the summary financial information provided in the following tables should be read along with this historical financial information and with the more detailed financial information we have provided in this Proxy Statement-Prospectus, which you can find beginning on page F-1. The historical financial information of Hancock has been incorporated into this Proxy Statement-Prospectus by reference -- see "ADDITIONAL
INFORMATION -- Where You Can Find More Information" on page 52. Hancock's annual financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 were audited by Deloitte & Touche, LLP and American's annual financial statements as of December 31, 1997 and 1996 and for the years then ended were audited by Broussard, Poche, Lewis and Breaux, L.L.P., independent Certified Public Accountants. The financial information as of September 30, 1998 and for the nine month periods ended September 30, 1998 and 1997 has not been audited but in the respective opinions of management reflects all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.

                      AMERICAN SECURITY BANCSHARES, INC.

                                       AS OF AND FOR THE NINE MONTHS
                                            ENDED SEPTEMBER 30,            AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                       -----------------------------  -------------------------------------------------------
                                               (UNAUDITED)

                                              1998        1997        1997        1996        1995        1994        1993
                                              ----        ----        ----        ----        ----        ----        ----
                                                        AMOUNTS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)
  INCOME STATEMENT DATA:
   Net interest income                      $  6,061    $  6,295    $  9,323    $  9,694    $  9,592    $  7,894    $  7,183
   Provision for loan losses                   1,340       1,430       1,490       1,220       1,060         335         240
   Net earnings                                3,698       1,814       1,946       3,086       3,552       2,465       2,324
  BALANCE SHEET DATA:
   Total assets                              229,302     231,591     228,206     228,980     210,200     192,026     165,056
   Net loans                                 101,514     112,346     108,941     111,858     101,265      81,675      74,441
   Deposits                                  195,755     203,960     202,564     199,818     181,616     171,039     147,819
   Shareholders' equity                       24,891      22,130      20,930      19,978      18,533      13,192      12,567

  PER SHARE DATA:
   Basic & diluted earnings per share          76.31       37.42       40.16       63.68       73.29       50.85       47.95
   Dividends declared                           0.00        0.00       25.00       16.00       15.00        8.00        6.00
   Dividends paid                               0.00        0.00       25.00       16.00       15.00        8.00        6.00
  AVERAGE SHARES OUTSTANDING                      48          48          48          48          48          48          48

  SELECTED RATIOS:
   Return on average assets                   2.07%*      1.04%*       0.84%       1.38%       1.73%       1.34%       1.45%
   Return on average equity                  21.37%*     12.00%*       9.73%      15.70%      21.92%      18.42%      20.29%
   Average equity to assets                   9.70%       8.67%        8.50%       8.62%       7.89%       7.25%       7.13%
   Dividend payout                              N/A         N/A       62.25%      25.13%      20.47%      15.73%      12.51%


*Annualized

                            HANCOCK HOLDING COMPANY


                                       AS OF AND FOR THE NINE MONTHS
                                            ENDED SEPTEMBER 30,            AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                       -----------------------------  -------------------------------------------------------
                                               (UNAUDITED)

                                      1998         1997          1997          1996          1995          1994         1993
                                      ----         ----          ----          ----          ----          ----         ----
                                                        AMOUNTS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)
  INCOME STATEMENT DATA:
   Net interest income            $   83,670    $   83,410    $  112,197    $  106,719    $  100,367    $   86,282    $   85,319
   Provision for loan losses           3,491         5,337         6,399         6,154         4,425         1,998         4,632
   Net earnings                       23,437        23,137        30,624        31,603        27,017        23,130        24,862
  BALANCE SHEET DATA:
   Total assets                    2,737,383     2,430,915     2,537,957     2,289,582     2,234,286     2,026,929     1,988,125
   Net loans                       1,271,710     1,219,079     1,220,629     1,173,967     1,034,977       925,665       921,925
   Deposits                        2,254,453     2,065,891     2,062,648     1,926,576     1,927,681     1,775,664     1,759,189
   Shareholders' equity              284,174       283,468       288,573       261,938       224,179       182,277       166,712
  PER SHARE DATA:
   Basic & diluted earnings
     per share                    $     2.18    $     2.13    $     2.82    $     3.08    $     2.65    $     2.48    $     2.67
   Dividends declared                   0.75          0.75          1.00          0.88          0.84          0.80          0.78
   Dividends paid                       0.75          0.75          1.00          0.88          0.84          0.80          0.78
  AVERAGE SHARES OUTSTANDING          10,766        10,857        10,870        10,277        10,181         9,314         9,307
  SELECTED RATIOS:
   Return on average assets          1.16%**       1.28%**         1.25%         1.38%         1.22%         1.13%         1.27%
   Return on average equity         10.75%**      11.51%**        11.29%        13.74%        12.50%        13.22%        15.61%
   Average equity to assets         10.87%        11.04%          11.11%        10.06%         9.74%         8.56%         8.11%
   Dividend payout                  34.40%        35.21%          36.05%        28.90%        31.45%        32.21%        29.29%


* Earnings and Cash Dividends Declared and Paid per Common Share are based upon the weighted average number of shares after giving retroactive effect for a 15% stock dividend in December 1996. Actual cash dividends paid in 1996, 1995, 1994 and 1993 were $1.00, $0.96, $0.92 and $0.90, respectively.


** Annualized

COMPARATIVE PER SHARE DATA (UNAUDITED)

     The following table shows information about our companies' income per share, dividend per share and book value per share, and similar information reflecting the merger (which is referred to as "pro forma" information). The Hancock information in the following table is based on the historical financial information that has been presented in prior Securities and Exchange Commission filings. This information has been incorporated into this Proxy Statement-Prospectus by reference. See "ADDITIONAL INFORMATION -- Where You Can Find More Information" on page 52.

     The information listed as "pro forma equivalent" was obtained by multiplying the pro forma amounts by an amended exchange ratio which assumes the purchase of additional shares of Hancock stock with the cash portion of the transaction. (This assumption uses a price of $48 per Hancock share and cash that has been reduced for capital gains tax of 20%.) It is intended to reflect the fact that American shareholders will be receiving more than one share of Hancock common stock for each share of American common stock exchanged in the merger.

     The information we've set forth for the nine-month period ended
September 30, 1998 does not indicate what the results will be for the full 1998 fiscal year.




                                     HISTORICAL         PRO FORMA   AMERICAN
                                --------------------      WITH      PRO FORMA
                                HANCOCK     AMERICAN    AMERICAN    EQUIVALENT
                                -------     --------    ---------   ----------
PER COMMON SHARE:

NET EARNINGS-Basic & Diluted
  For the nine months ended
    September 30, 1998          $ 2.18      $ 76.31      $ 2.24      $ 41.71
  For the year ended
    December 31, 1997             2.82        40.16        2.65        49.31

CASH DIVIDENDS PAID
  For the nine months ended
    September 30, 1998          $ 0.75      $  0.00      $ 0.75      $ 13.96
  For the year ended
    December 31, 1997             1.00        25.00        1.00        18.62

BOOK VALUE
  As of September 30, 1998      $27.12      $513.58      $28.38      $528.40
  As of December 31, 1997        26.44       431.83       27.69       515.55


     For purposes of the pro forma dividends paid equivalent presentation, it has been assumed that the dividends paid per share would have been equal to what Hancock actually paid.

     For purposes of the pro forma net earnings presentation, it has been assumed that the only material adjustments to the combined historical amounts of Hancock and American would have been an amortization of approximately $21.1 million of goodwill over fifteen years, an interest income adjustment on the $13.8 million cash payment at 6% per year and the related income tax effect of that adjustment.

                                  THE MEETING

INTRODUCTION

     This Proxy Statement-Prospectus is first being mailed on or about
November __, 1998 to the shareholders of American in connection with the solicitation of proxies on behalf of American Board for use at a special meeting (the "Meeting") of shareholders of American to be held at the date, time and place set forth in the accompanying notice, and at any adjournment thereof and is accompanied by the Notice of Meeting and Form of Proxy.

PURPOSE OF THE MEETING

     At the Meeting American shareholders will be asked to consider and vote upon a proposal to adopt an Amended and Restated Agreement and Plan of Merger dated as of October 15, 1998 (the "Merger Agreement") by and between American and Hancock Holding Company, a Mississippi corporation ("Hancock"), and pursuant to which American will be merged into Hancock (the "Merger"). The Merger Agreement also contemplates that Bank will be merged into Hancock Bank of Louisiana following the Merger on a date to be determined by Hancock.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     When a proxy in the form accompanying this Proxy Statement-Prospectus is properly executed and returned, the shares represented thereby will be voted in the manner specified therein. ALL EXECUTED BUT UNMARKED PROXIES THAT ARE RETURNED WILL BE VOTED "FOR" THE MERGER. An instruction to abstain from voting on the Merger will be considered present for quorum purposes but will have the same effect as a vote against the Merger. Only a vote against the Merger will preserve any statutory dissenters' appraisal rights a shareholder may wish to exercise.

     No matters are expected to be considered at the Meeting other than the proposal to approve the Merger, but if any other matters should properly come before the Meeting, it is intended that proxies will be voted on all such matters in accordance with the judgment of the person(s) voting them.

     Any proxy may be revoked at any time before it is voted. A shareholder may revoke a proxy (1) by submitting a subsequently dated proxy, (2) by giving written notice of revocation to the Secretary of American or (3) upon request, if such shareholder is present at the Meeting and elects to vote in person. Mere attendance at the Meeting will not of itself revoke a previously submitted proxy. Revocation of a proxy will not affect a vote on any matter taken before receipt of the revocation.

     The cost of soliciting proxies will be borne by American. In addition to the use of the mails, proxies may be solicited personally, by telephone, telecopier, or telegram, by directors, officers and employees of American or Bank, who will not receive any additional compensation for so doing.

SHARES ENTITLED TO VOTE; QUORUM

     Only shareholders as of the close of business on November 1, 1998, are entitled to notice of and to vote at the Meeting (the "Record Date"). As of the Record Date, there were 48,467 shares of American common stock outstanding, each of which is entitled to one vote on all matters to come before the Meeting. The presence at the Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of American common stock is necessary to constitute a quorum. A quorum is based upon the total number of American shares outstanding. Therefore, not returning your proxy card would make it more difficult to obtain a quorum because your shares would not be counted as present at the Meeting for quorum purposes.

VOTE REQUIRED

     Approval of the Merger requires the affirmative vote of the holders of at least two-thirds of American stock present, in person or by proxy, at the Meeting. As of the Record Date, directors and executive officers of American and their affiliates were the beneficial owners of approximately 33% percent of the outstanding American stock entitled to vote at the Meeting, and it is expected that all such shares will be voted in favor of the Merger. See "INFORMATION ABOUT AMERICAN -- Ownership of American Stock." Under Mississippi law, shareholders of Hancock are not required to approve the Merger.


                                  THE MERGER

     The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete Merger Agreement itself, which is incorporated herein by reference. See "ADDITIONAL INFORMATION -- Where You Can Find More Information" on how to get copy of the Merger Agreement, if desired.

DESCRIPTION OF THE MERGERS

     Subject to the terms and conditions of the Merger Agreement, American will be merged into Hancock (the "Merger"). As a result of the Merger, the separate corporate existence of American will cease and Hancock will be the surviving corporation (the "Surviving Corporation") and will continue to exist as a Mississippi corporation. Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and described more fully in "--Regulatory Approvals and Other Conditions," the Merger will become effective (the "Effective Date") upon the filing of articles of merger in the offices of the Secretary of State of the State of Louisiana in accordance with the Louisiana Business Corporation Law ("LBCL") and in the offices of the Secretary of State of Mississippi in accordance with the Mississippi Business Corporation Act ("MBCA").

     At and after the Effective Date, the Merger will have the effects set forth in Article II of the MBCA, and the charter and bylaws of the Surviving Corporation at the Effective Date shall be the charter and bylaws of Hancock in effect immediately prior to the Effective Date. The directors of Hancock immediately following the Merger shall be those directors of Hancock immediately prior to the Merger without change.

     The Merger Agreement also provides that the Bank, a Louisiana state chartered bank, will be merged with and into Hancock Bank of Louisiana ("HBLA") (the "Bank Merger") on a future date to be determined by Hancock. As a result of the proposed Bank Merger, the separate legal existence of Bank will cease, and HBLA will be the surviving bank and will continue to exist as a Louisiana state chartered bank. The directors of HBLA immediately following the proposed merger of Bank and HBLA shall be those directors of HBLA immediately prior to the proposed merger of Bank and HBLA without change.

     As a result of the Merger, all shares of American stock will cease to be outstanding, and each holder of a certificate for shares of American stock ("Certificate") will thereafter cease to have any rights with respect to such shares, and the Certificate with respect to holders of more than 25 shares of American stock will thenceforth represent the number of shares of Hancock stock into which the stock represented thereby was converted and a cash payment. With respect to holders of more than 25 shares of American stock, each share of American stock will be converted into 13.8651 shares of Hancock stock. The cash payment will consist of $285.22 for each share of American stock and a cash payment for fractional shares of Hancock stock at the rate of $48 per share of Hancock stock. Holders of 25 or fewer shares of American will receive a check for $950.75 for each share of American stock they own (the "De Minimus Holdings Cash Payment").

     If before the Effective Date of the Merger American or Hancock changes its number of outstanding shares as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, the exchange ratio will be appropriately adjusted.

     It is expected that the market price of Hancock common stock will fluctuate between the date of this Proxy Statement-Prospectus and the date on which the Merger is consummated and thereafter. Because the exchange ratio is fixed and because the market price of Hancock common stock is subject to fluctuation, the value of the shares of Hancock common stock that holders of American common stock will receive in the Merger may increase or decrease prior to the Merger. For further information concerning the historical market prices of Hancock common stock and American common stock, see "INFORMATION ABOUT HANCOCK --
Common Stock Prices and Dividends" and "INFORMATION ABOUT AMERICAN -- Stock Prices and Dividends." No assurance can be given concerning the market price of Hancock common stock before or after the Effective Date.

     The ultimate result of the transactions contemplated by the Merger Agreement will be that the business and properties of American will become Hancock's business and properties, American shareholders will become shareholders of Hancock (except for American shareholders who hold 25 or fewer shares and dissenting shareholders, who will receive cash) and upon the effective date of the Bank Merger, the business and properties of Bank will become HBLA's business and properties.

BACKGROUND OF AND REASONS FOR THE MERGER AGREEMENT

     During the last several years there have been significant developments in the banking industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion. American's Board concluded that it could best serve American's shareholders, employees, customers and communities by combining with a regional banking organization, provided that American could obtain a fair price for its shareholders. Accordingly, in early 1998, representatives of American and Hancock, with the assistance of American's financial advisor, Brown, Burke Capital Partners, Inc., entered into extensive negotiations which ultimately led to the execution of the Merger Agreement.

     After the Merger Agreement was signed, American was informed that its lease on the Centre Court branch facility in Alexandria, Louisiana would not be renewed which led Hancock to the opinion that it was entitled to terminate the Merger Agreement, and it notified American of its intent to do so. American believed that Hancock was not entitled to terminate the Merger Agreement and sued Hancock in Ville Platte asking the court to order Hancock to proceed with the Merger. Shortly before the trial, the parties engaged in intensive settlement negotiations. After discussions with American's financial and legal advisors, and considering a number of factors, including the uncertainties and cost of litigation and the absence of another potential acquirer that was willing to acquire American on more favorable terms, American's Board determined that it was in the best interest of American and American's shareholders to settle the litigation to (1) reduce the merger consideration and its composition from the amount set forth in the original merger agreement which consisted of Hancock stock to a combination of Hancock stock and cash, (2) revise other terms of the Merger Agreement to remove certain uncertainties to completion and to increase the dividends American was allowed to pay pending completion of the Merger, and (3) receive a payment of $2.5 million from Hancock that would be retained by American if the Merger Agreement as revised was not completed. On this basis, the basic terms of the Merger Agreement to be presented at the Meeting was approved and executed by American's Board of Directors.

     In deciding to enter into the Merger Agreement, American Board, after considering various alternatives, concluded that the Merger Agreement was in the best interest of American and its shareholders because it would permit shareholders holding more than 25 American shares to exchange on favorable terms their ownership interests in American for participation in the ownership of a regional banking organization operating on a multi-state basis.

American Board also concluded that those shareholders of American would benefit additionally in that they would attain greater liquidity in their investment by obtaining shares of stock of a corporation whose securities are more widely held and significantly more actively traded.

     American's Board consulted with its financial and other advisors, as well as with American's management and considered a number of factors, including, but not limited to, the following: (1) the parties' respective earnings and dividend records, financial conditions, historical stock prices and managements; (2) the market for Bank's services and the competitive pressures existing in Bank's market area; (3) the outlook for American and Bank in the financial institutions industry; (4) the amount and type of consideration to be received by American shareholders; (5) the fact that Hancock stock to be received pursuant to the Merger Agreement will be listed for trading on the Nasdaq Stock Market and should provide American shareholders with liquidity that is currently unavailable to them; (6) recent changes in the regulatory environment will result in American and Bank facing additional competitive pressures in the Bank's market area from other financial institutions with greater financial resources capable of offering a broad array of financial services; (7) the opinion of Brown, Burke Capital Partners, Inc. as to the fairness of the exchange ratio and (8) the fact that the Merger is expected to qualify as a tax-free reorganization so that neither American nor American's shareholders (except to the extent that cash is received as a (a) cash payment, (b) in respect of fractional shares, (c) by American shareholders holding 25 or fewer American shares, or (d) in payment of statutory dissenters' appraisal rights) will recognize any gain due to the Merger.

     American Board did not assign any specific or relative weight to the foregoing factors in its considerations. American Board believes that the Merger will provide significant value to all American shareholders and will enable them to participate in opportunities for growth that American Board believes the Merger makes possible.

     BASED ON THE FOREGOING, AMERICAN BOARD HAS APPROVED THE MERGER AGREEMENT, BELIEVES THAT IT IS IN THE BEST INTEREST OF AMERICAN SHAREHOLDERS, AND RECOMMENDS THAT SHAREHOLDERS OF AMERICAN VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

OPINION OF AMERICAN'S FINANCIAL ADVISOR

     American has retained Brown, Burke Capital Partners, Inc. ("BBCP") to act as its financial advisor in connection with the Merger. Representatives of BBCP participated in numerous meetings of the American Board including those held on November 18, 1997, January 20, 1998 and March 31, 1998 and held numerous discussions with management or representatives of the American Board through September 25, 1998. At a meeting of the American Board on September 25, 1998, the American Board approved the revised terms of a merger with Hancock, subject to satisfactory completion of a merger agreement. BBCP rendered its oral opinion to the effect that, as of such date, the Merger Consideration to be received by the shareholders of American under the proposed revised terms (the "Per Share Purchase Price and Terms") were fair to the shareholders of American from a financial point of view. BBCP has also rendered a written opinion to the American Board that, on the date of the opinion, based on the information set forth therein, the Per Share Purchase Price and Terms were fair, from a financial point of view, to the American shareholders.

     THE FULL TEXT OF BBCP's WRITTEN OPINION IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX A. AMERICAN SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BBCP IN CONNECTION THEREWITH.

     BBCP's opinion is addressed to the American Board only and is directed only to the Per Share Purchase Price and Terms and does not constitute a recommendation to any American shareholder regarding how such shareholder should vote at the Meeting.

     In arriving at its written opinion, BBCP, among other things: (i) analyzed certain audited and unaudited financial statements and other information of American and Hancock; (ii) reviewed and discussed with appropriate management personnel of American and Hancock the past and current business activities and financial results and the business and financial outlook of American and Hancock; (iii) reviewed the historical price and trading activity of the common stock of Hancock; (iv) compared certain financial and stock market data relating to Hancock with similar data of other publicly held banking institutions considered to be potential alternative affiliation candidates to Hancock for American; (v) performed an analysis comparing the pro forma consequences of the Merger to American shareholders with respect to fully diluted earnings per share, tangible book value per share and dividends per share represented by the Hancock common stock they will receive in the Merger to those same measures represented by the American common stock they currently hold; (vi) reviewed the prices paid in certain comparable acquisition transactions of community banking institutions and the multiples of earnings and book value and the level of deposit base premium received by the selling institutions; (vii) reviewed the Merger Agreement and certain related documents; (viii) considered the financial implications of certain other strategic alternatives available to American; and
(ix) performed such other analyses as BBCP deemed appropriate.

     In conducting its analysis and arriving at its opinion, BBCP assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purposes of the opinion. BBCP also relied upon the management of American with respect to the reasonableness and achievability of the financial forecast (and the assumptions and bases underlying such forecast) provided to it. American instructed BBCP that, for the purposes of its opinion, BBCP should assume that such forecast will be realized in the amounts and in the time periods currently estimated by the management of American. BBCP also assumed, with American's consent, that the aggregate allowances for loan losses for each of American and Hancock are adequate to cover such losses. BBCP is not an expert in the evaluation of allowances for loan losses and has not reviewed any individual credit files. BBCP did not make, nor was it furnished with, independent valuations or appraisals of the assets or liabilities of either American or Hancock or any of their subsidiaries. BBCP did not, and was not asked to, express any opinion about what the value of Hancock common stock actually will be when issued to the holders of American common stock pursuant to the Merger or the price at which Hancock common stock will trade subsequent to the Merger. Moreover, American has informed BBCP, and BBCP has assumed, that the Merger will be recorded utilizing purchase accounting treatment under generally accepted accounting principles.

     No limitations were imposed by American or the American Board on the scope of BBCP's investigation or the procedures to be followed by BBCP in rendering its opinion. As part of its procedures, BBCP solicited major regional bank holding companies for their indications of acquisition interest in American. The opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to BBCP as of, the date of its analysis.

     In arriving at the fairness, from a financial point of view, of the consideration to be received by the shareholders of American, BBCP developed an opinion of the value of American common stock should the institution remain independent and analyzed such value in light of the premium represented by the Per Share Purchase Price and Terms. In connection with rendering its opinion to the American Board, BBCP also reviewed a variety of generally recognized valuation methodologies and merger analyses and performed those, which it believed were most appropriate for developing its opinion of fairness, from a financial point of view.

     The preparation of a fairness opinion involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its fairness opinion, BBCP did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments about the significance and relevancy of each analysis and factor. None of the analyses performed by BBCP was assigned a greater significance by BBCP than any other. Accordingly, BBCP believes that its analyses must be considered as a whole and that a review of selected portions of such analyses and the factors considered therein, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its opinion and any conclusions reached therein. In its analyses, BBCP made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond American's and Hancock's control. Any estimates contained in BBCP's analyses are not necessarily indicative of actual values or predictive of future results or values that may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. In addition, as described above, BBCP's opinion and presentations to the American Board were only a few of many factors taken into consideration by the American Board in making its determination to approve the Merger Agreement.

     On October 29, 1998, BBCP updated its oral opinion previously delivered to the American Board. The following is a brief summary of analyses performed by BBCP in connection with its updated opinion:

     SUMMARY OF PROPOSAL. BBCP reviewed the terms of the proposed transaction including the calculation of the Merger Consideration. BBCP stated that based on the assumed price of Hancock common stock of $48, the Merger Consideration of
13.8651 shares of Hancock common stock per share of American common stock and cash of $285.22 per share of American common stock would provide American shareholders holding greater than 25 shares of American common stock, a per share value of $950.74 (the "Per Share Purchase Price") or a total deal value of $46.1 million.

     INDICATED VALUE OF AMERICAN AS AN INDEPENDENT BANK. BBCP undertook an analysis addressing the range of potential values which would be implied if American were to remain an independent bank. BBCP computed this range of values based on a discounted cash flow analysis, relying on projections extrapolated from American's 1998 budget and its historical performance. In this analysis methodology, BBCP assumed shareholders received, in addition to the projected dividend stream, a terminal valuation at December 31, 2002 based upon a 13.0 times multiple of earnings for such year. These amounts were discounted at rates ranging from 10% to 14% and indicated net present values to American shareholders between $37.2 million and $44.1 million.

     PER SHARE MERGER CONSEQUENCES ANALYSIS.  Based upon Merger Consideration of
13.8651 shares of Hancock common stock and cash of $285.22 for each share of American common stock and using the earnings estimates for American prepared by American management and earnings estimates for Hancock prepared by independent securities analysts, BBCP compared the estimated 1999 and 2000 fully diluted earnings per share of American common stock on a stand-alone basis to the pro forma equivalent fully diluted earnings per share of Hancock common stock which would be received in the Merger. BBCP concluded that the Merger would result in an earnings decrease of 12.11% in 1999 and 13.71% in 2000 for American shareholders in the combined company.

     BBCP also analyzed the impact of the Merger on the amount of fully diluted book value represented by a share of American common stock. BBCP concluded that the Merger would result in an increase of 1.5% in fully diluted book value on an equivalent per share basis, respectively, for American shareholders pro forma as of September 30, 1998.

     Finally, BBCP compared the amount of dividends expected to be paid on a share of American common stock before the Merger to the level expected to be paid on a pro forma basis reflecting the Merger, pre-tax. BBCP concluded that the Merger would result in a decrease of 35.8% in dividends per share for American shareholders.

     ANALYSIS OF SELECTED OTHER BANK MERGERS INVOLVING SOUTHEASTERN COMMUNITY BANKS. BBCP reviewed seventeen mergers involving Louisiana community banks and bank holding companies announced between January, 1997, and October, 1998. BBCP noted in particular the prices paid in these mergers as a multiple of earnings and book values and the transaction premiums paid in excess of tangible book value as a percentage of core deposits. BBCP also reviewed other data in connection with each of these mergers, including the amount of total assets and the capital level of the acquired institutions and the return on equity and the return on assets of the acquired institutions. BBCP then compared this data to that of American and to the value to be received by American shareholders in the Merger.

     This comparison yielded a range of transaction values as multiples of latest twelve-months earnings per share of a low of 12.3 times and a high of
42.1 times and a median value of 19.0 times. The American multiple of adjusted trailing earnings was 19.2 times. This calculation removes noncore bank earnings relating to the sale of branches from trailing earnings. The calculations yielded a range of transaction values as multiples of book value per share of a low of 1.52 times to a high of 4.86 times and a median value of 2.52 times. The American multiple of book value was 1.85 times. American has an equity/assets ratio of 10.86%, an amount generally considered to be in excess of that necessary for normal bank operations, which has the effect of decreasing its book value multiple. Finally, the calculations yielded a range of deposit base premiums paid from a low of 5.10% to a high of 39.9%, with a median value of 20.1%. The equivalent premium on American deposits represented by the Per Share Purchase Price and Terms was 12.3%.

     The Per Share Purchase Price and Terms were agreed upon after a market decline in bank stock prices and a large decline in Hancock's stock price. As a large component of the Merger Consideration is stock, Hancock's market price of common stock affects the nominal value of the transaction. Using Hancock's 52-week high of $63.50 in calculating the Per Share Price and Terms would result in multiples to book value, trailing earnings and core deposits for American of
2.27 times, 23.5 times and 18.2%, respectively.

     No company or transaction used in the above analyses as a comparison is identical to American, Hancock, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

     In connection with its opinion dated the date of this Proxy Statement-Prospectus, BBCP confirmed the appropriateness of its reliance on the analyses used to render its September 25, 1998 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

     BBCP is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for estate, tax, corporate and other purposes. American has paid BBCP a fee of $25,000 in connection with its engagement. An additional fee of 1% of the aggregate market value of the consideration received by American shareholders plus 5% of the aggregate market value of the consideration received by American shareholders in excess of a Base Valuation of $50 million, in the case of Hancock not to exceed $350,000, will be payable to BBCP upon consummation of the Merger. Based upon an assumed market price and value of a share of Hancock common stock at the Effective Date of the Merger of $_____ (the closing price of Hancock common stock on November __, 1998) this additional fee would be approximately $350,000. If the Merger is not consummated, Hancock has agreed to pay BBCP $100,000. No compensation payable to BBCP is contingent on the conclusions reached in the opinion of BBCP. American has also agreed to indemnify BBCP and certain related persons against certain liabilities relating to or arising out of its engagement.

CLOSING

     The closing of the Merger will take place on a date that is mutually agreed to by Hancock and American that is within five days following the later of the date of receipt of all applicable regulatory approvals, the expiration of all applicable statutory and regulatory waiting periods, the date Hancock's Registration Statement filed with the

Securities and Exchange Commission is declared effective, and the date American shareholders approve the Merger Agreement, or such later date as may be agreed to by American and Hancock. Immediately upon consummation of the closing, or on such other later date as the parties may agree, the Merger Agreement will be filed with the respective Secretaries of State of Louisiana and Mississippi and will thereupon become effective ("Effective Date").

EXCHANGE OF CERTIFICATES

     Promptly after the Effective Date of the Merger, the Exchange Agent will mail to each shareholder of American a letter of transmittal and instructions for use in effecting the exchange of American Certificates for certificates for shares of Hancock stock ("Hancock Certificates"), cash payments and cash in lieu of fractional shares. SHAREHOLDERS OF AMERICAN ARE REQUESTED NOT TO SURRENDER THEIR AMERICAN STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL AND FURTHER WRITTEN INSTRUCTIONS.

     Upon surrender of an American Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such certificate of greater than 25 shares of American stock will be entitled to receive in exchange therefor (1) a Hancock Certificate for that number of whole shares of Hancock stock into which his or her American stock were converted, cash in lieu of fractional shares, if any, which such holder has the right to receive and (2) a check for the cash payment, after giving effect to any required withholding tax. Holders of 25 or fewer shares of American stock will receive a check representing the de minimus holdings cash payment. No interest will be paid or accrued on the value of any Hancock stock or cash payable to holders of American Certificates. If a transfer of ownership of American stock is not registered in American's transfer records but the American Certificate is presented to the Exchange Agent, ac companied by all documents required to evidence such transfer and evidence that any applicable stock transfer taxes have been paid, the Exchange Agent will either
(1) send the transferee a check for the cash payment for de minimus holdings or
(2) a Hancock Certificate for the proper number of shares of Hancock stock together with a check for the cash payment and cash in lieu of fractional shares, if any.

     No dividends on Hancock stock into which shares of American stock were converted will be paid until the American Certificate is surrendered as described above. Subject to the effect of applicable laws, following surrender of any such American Certificate, there will be paid to the holder of American Certificates surrendered, except for de minimus shareholders, (1) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Date theretofore payable with respect thereto and not paid, less any applicable withholding taxes, and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to surrender, less applicable withholding taxes. American Certificates surrendered for exchange by any "affiliate" of American for purposes of Rule 145(c) under the Securities Act will not be exchanged until Hancock has received a written agreement from such person as provided in the Merger Agreement.

     If any American Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact and, if required by Hancock, the posting of a bond in such reasonable amount as Hancock may direct as indemnity against any claim with respect to such American Certificate, the Exchange Agent will either
(1) send the transferee a check for the cash payment for de minimus holdings or
(2) a Hancock Certificate for the proper number of shares of Hancock stock together with a check for the cash payment, cash in lieu of fractional shares, if any, unpaid dividends, and distributions on shares of Hancock stock as provided in the Merger Agreement.

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Federal Reserve Board ("FRB") under the Bank Holding Company Act of 1956 (the "BHCA"), which requires the FRB, when approving a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the FRB will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

     The BHCA prohibits the FRB from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the FRB finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977 the FRB must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

     Applicable U. S. federal law provides for the publication of notice and public comment on applications or notices filed with the FRB and authorizes such agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the FRB approval required for consummation of the Merger.

     The Merger generally may not be consummated until 30 days (which may be shortened to 15 days with the consent of the U. S. Department of Justice) following the date of applicable United States federal regulatory approval, during which time the U. S. Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action by the U. S. Department of Justice would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise.

     On June 8, 1998, Hancock filed with the FRB an application for approval of the Merger. On September 29, 1997, the FRB was notified that the Merger Agreement had been restructured. On October 8, 1998, the FRB approved the Merger application. The applicable waiting period has expired. No other regulatory approvals are required for consummation of the Merger.

     Hancock and American are not aware of any governmental approvals or actions that are required in order to consummate the mergers except as described herein. Should such other approval or action be required, it is contemplated that Hancock and American would seek such approval or action. There can be no assurance as to whether or when any such other approval or action, if required, could be obtained.

     In addition to the receipt of all necessary regulatory approvals, and the approval of the Merger Agreement by the shareholders of American, consummation of the Merger Agreement is subject to the satisfaction of certain other conditions on or before the Effective Date. Generally, such additional conditions include, among others, the following: (1) the Proxy Statement-Prospectus must have been filed with the Securities and Exchange Commission (the "SEC"), and the Registration Statement of which it is a part must have been declared effective by the SEC and not be the subject of any stop order or proceedings seeking a stop order; (2) no action or proceeding shall have been threatened or instituted before a court or other governmental body to restrain or prohibit the transactions contemplated by the Merger Agreement; and (3) American must have received from Watkins Ludlam Winter & Stennis, P.A., an opinion of counsel as to certain tax aspects of the Merger.

     The obligations of American and Hancock to effect the Merger are also subject to other conditions as set forth in the Merger Agreement to the effect, among others, as follows: (1) each of the representations and warranties of the other parties set forth in the Merger Agreement is true and correct in all material respects on and as of the

Closing; (2) the other parties have in all material respects performed all obligations required by the Merger Agreement to be performed before the Closing;
(3) that there has not been a material adverse change in the financial condition, results of operations or business of the other parties; and (4) the receipt of customary legal opinion of the others' counsel.

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE DATE

     Pending consummation of the Merger Agreement, American has agreed to conduct its business in the ordinary course consistent with prudent business practices and in compliance with all applicable laws; and without Hancock's prior consent, with certain exceptions, American will not, among other matters,
(1) amend its Articles of Incorporation or Bylaws, (2) sell, dispose of or encumber any assets, issue or reacquire any stock, pay dividends (except as described below under "INFORMATION ABOUT AMERICAN - Stock Prices and Dividends"), (3) authorize any capital expenditure over $20,000, (4) extend any new or renew any existing loan which individually exceeds $250,000, (5) adopt any type of compensation or benefit plan for American or Bank officers or employees, (6) grant any increase in compensation to any director, officer, employee or representative of American except in the ordinary course of business consistent with past practice, (7) enter into, amend, or terminate any employment agreement, relationship or responsibilities with any director, officer or key employee or representative of American or Bank, or (8) enter into, amend, or terminate any employment agreement with any other person otherwise than in the ordinary course of business, or take any action with respect to the grant or payment of any severance or termination pay, except that before the Effective Date, American and Bank will terminate all employment contracts with employees as described under "--Interest of Certain Persons."

WAIVER, AMENDMENT AND TERMINATION

      American and Hancock may waive their respective rights under the Merger Agreement if any such waiver is in writing. The Merger Agreement may be amended or modified only upon written agreement of both American and Hancock.

     The Merger Agreement may be terminated at any time on or before the Effective Date (a) by mutual consent; (b) by either party (1) if the Merger has not become effective on or before March 31, 1999, (2) if the other party has breached any covenant, representation or warranty that reflects a material adverse change in the financial condition of the other party, (3) if regulatory approvals are not obtained, and (4) if the Merger Agreement is not approved by the required vote of American's shareholders.

     Except under certain circumstances specified in the Merger Agreement, upon termination of the Merger Agreement, no liability will result on the part of either party or their respective directors, officers, employees, agents, or shareholders unless there has been an intentional breach of the Merger Agreement before the date of termination.

INTERESTS OF CERTAIN PERSONS

     Certain officers of American and Bank have employment contracts which, under the terms of the Merger Agreement, will be terminated on the Effective Date in exchange for payments (the "Contract Payments") to the officers. In addition, the Merger Agreement provides that certain officers will be paid bonuses by Hancock ("Retention Bonuses") if they remain employed by Hancock, or are terminated under certain circumstances, for six months after the Effective Date and execute a noncompete agreement with Hancock. The following table shows the amount of the Contract Payments and the Retention Bonuses.

                        CONTRACT        RETENTION
OFFICER                  PAYMENT          BONUS
-------                 --------        ---------
Michael Rhodes          $204,782        $102,391
John Fusilier            177,328          88,664
June Hamlin               62,075          31,037
Drouet Vidrine            65,460          32,730
Darryl Hebert             61,565          30,783
Anita Soileau             20,000             ---
George Comeau             10,000          20,000


     From and after the Effective Date, Hancock has agreed to indemnify and hold harmless each person who is an officer or director of American or Bank from claims, based upon or arising from his capacity as an officer or director of American or Bank, as the case may be, to the same extent he would have been indemnified under the Articles of Incorporation and Bylaws of Hancock as they were in effect on the date of the Merger Agreement as if he were an officer or director of Hancock at all relevant times, up to an aggregate amount of $7.5 million.

EMPLOYEE BENEFITS

     American's and Bank's Employee Stock Ownership Plan and 401(k) Plan ("Employee Plans") will remain operative and in effect through the Effective Date. The Employee Plans will be terminated as of the Effective Date and distributed to vested employees of American and Bank in accordance with the terms of the Employee Plans after the normal and customary contributions have been made consistent with past practices. All retained employees will be eligible to enter the Hancock Bank Profit Sharing Plan, Hancock Bank 401(k) Plan, and Hancock Bank Pension Plan based on the provisions set forth in the respective plans. All retained employees will be granted full credit for all prior service for vesting, eligibility and benefit purposes for the Hancock Bank Profit Sharing Plan, for eligibility purposes for the Hancock Bank 401(k) Plan, and for vesting and eligibility purposes for the Hancock Bank Pension Plan.

     All other American and Bank benefit plans will continue through the Effective Date. Thereafter, all retained employees will be eligible to participate in all Hancock Bank employment benefit plans not set forth above based on the provisions set forth in the plans with full credit for all prior service.

EXPENSES

     Hancock and American have each agreed to pay their respective expenses incurred in connection with or incidental to the Merger Agreement. Hancock is responsible for preparing the applications, regulatory filings and Registration Statement necessary to obtain approval of the Merger and the issuance of the Hancock stock. American is responsible for the cost of its accountants and legal counsel and will bear all costs related to conducting the Meeting and obtaining shareholder approval of the Merger Agreement.

STATUS UNDER FEDERAL SECURITIES LAWS; CERTAIN RESTRICTIONS ON RESALES OF SECURITIES

     The shares of Hancock stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act of 1933 ("Securities Act"), thereby allowing such shares to be sold without restriction by shareholders of American who are not deemed to be "affiliates" (as that term is defined in the rules under the Securities Act) of American and who do not become affiliates of Hancock. The shares of Hancock stock to be issued to affiliates of American may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act (which, among other things, permits the resale of securities subject to certain volume limitations) or in transactions otherwise exempt from registration under the Securities Act. Hancock will not be obligated and does not intend to register its shares under the Securities Act for resale by shareholders who are affiliates.

     Before the Effective Date, each affiliate of American will deliver to Hancock a letter agreement pertaining to the limitations on the transferability of such affiliate's shares of Hancock stock acquired in the Merger and whereby such affiliate will agree, among other things, that he or she will not sell, pledge, transfer, or otherwise dispose of such shares of Hancock stock in violation of the Securities Act.

ACCOUNTING TREATMENT

     It is intended that the Merger will qualify for purchase accounting treatment under generally accepted accounting principles. Accordingly, the earnings of American will be combined with the earnings of Hancock from and after the Effective Date of the Company Merger and any goodwill or other intangibles recorded in the transaction will be amortized through charges to income in future periods. In addition, assets and liabilities of American will be recorded at fair value on the date of the transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion of the principal federal income tax consequences of the Merger is based on provisions of the Internal Revenue Code of 1986 (the "Code"), the regulations thereunder, judicial authority, and administrative rulings and practice as of the date hereof or before the Effective Date. Consummation of the Merger is conditioned on the receipt by Hancock and American of an opinion of counsel to Hancock to the effect that the Merger will be treated, for federal income tax purposes, as a reorganization under
Section 368(a) of the Code.

     PART STOCK AND PART CASH RECEIVED. If the consideration received by an American shareholder consists of part cash and part Hancock common stock, a shareholder whose adjusted basis in the shares of American common stock surrendered in the transaction is less than the value, as of the Effective Date, of the Hancock common stock plus the amount of cash received will realize a gain on the transaction. Such shareholders will recognize gain equal to the lesser of
(i) the excess, if any, of the value, as of the Effective Date, of the Hancock common stock plus the amount of cash received, over the adjusted basis of the shares of American common stock surrendered in the transaction, or (ii) the amount of cash received. The character of such recognized gain (i.e., as a dividend or capital gain) will depend upon whether, on a shareholder-by-shareholder basis, the exchange of American common stock for Hancock common stock and cash has the effect of the distribution of a dividend. In this case, there are two applicable tests for this determination: (i) a test to see if the hypothetical redemption of Hancock common stock (discussed below) is "substantially disproportionate" with respect to the shareholder, and (ii) a test to determine whether the hypothetical redemption of Hancock common stock is "not essentially equivalent to a dividend," with both tests taking into account the constructive stock ownership rules of Section 318(a) of the Code. If either one of these tests is met, the American shareholder will be entitled to capital gain treatment.

     Under the above two tests, each American shareholder is treated first as hypothetically receiving 100 percent Hancock common stock in the Merger, followed immediately by a hypothetical redemption for cash of a portion of those shares assumed received. This hypothetical cash redemption is deemed to reduce the shareholder's ownership interest in Hancock to the number of Hancock shares which are actually received in the Merger by an American shareholder. The "substantially disproportionate" test is met if the number of shares of Hancock common stock actually received by an American shareholder in the Merger is less than 80 percent of the number of shares which would have been received had solely stock been issued to him, thus entitling the shareholder to receive capital gain treatment with respect to cash received by him, determined in the manner discussed above.

     If the "substantially disproportionate" test is not met, the gain will nevertheless qualify for capital gain treatment if the "not essentially equivalent to a dividend' test is met. Under analogous Internal Revenue Service rulings and case law, this test will be met with respect to any shareholder (i) who is a minority shareholder whose relative stock ownership in Hancock after the Merger is minimal and who exercises no control over the affairs of Hancock, and (ii) whose ownership interest in Hancock is substantially less (after consideration of pre-existing ownership of Hancock common stock either directly or through attribution) than what would have resulted in an exchange solely for stock. The application of these rules pertaining to capital gains treatment is dependent upon each American shareholder's particular facts and circumstances and is affected by the above-mentioned attribution rules. Each American shareholder should consult his tax advisor as to the tax effects of the Merger, including the receipt of cash.

     In the event a shareholder realizes a loss, under current tax laws, such loss would not be currently allowed and would not be recognized for federal income tax purposes. Such disallowed loss would be reflected in the adjusted tax basis of the shares of Hancock common stock received in the Merger.

     ALL CASH RECEIVED. If the consideration received by an American shareholder consists entirely of cash (as in the case of those American shareholders who own 25 or fewer American shares entitled to receive the De Minimus Holdings Cash Payment), gain or loss will be recognized by the shareholder to the extent of the difference between the amount of cash received and the adjusted tax basis of the shares of American common stock surrendered in the transaction. Any such gain or loss recognized will be treated as capital gain or loss if the American common stock surrendered in the transaction were held as capital assets and if after the exchange such shareholder is not treated as constructively owning any Hancock common stock. In determining constructive ownership, stock owned by a shareholder's spouse, children, grandchildren and parent generally must be attributed to that shareholder. Stock owned by partnerships, estates, trusts and certain corporations is attributed to the partners, beneficiaries and shareholders in applying these rules. If a shareholder's interest after application of these attribution rules has not been completely terminated in the transaction, that shareholder may nevertheless receive capital gain treatment under the "substantially disproportionate" or "not essentially equivalent to a dividend" tests discussed above.

     FRACTIONAL SHARES. To avoid the expense and inconvenience to Hancock of issuing fractional shares, no fractional shares of Hancock common stock will be issued pursuant to the Merger. Any American shareholder who receives cash pursuant to the Merger in lieu of a fractional share interest will be treated as having received such fractional share pursuant to the Merger, and then as having exchanged such fractional share for cash, at $48.00 per share of Hancock common stock, in a redemption by Hancock subject to the provisions and limitations of
Section 302(a) of the Code. If the Hancock common stock represents a capital asset in the hands of the shareholder, then the shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the difference between the amount of cash received for such fractional share and the shareholder's tax basis in the fractional share.

     DISSENTERS. American's shareholders who perfect statutory appraisal rights will be treated as having received the fair value of the American common stock, as determined in the dissenters' rights proceeding, in redemption of the American common stock subject to the proceeding. Such deemed redemption will be subject to the provisions and limitations of Section 302(a) of the Code, with the result that a holder who exercises statutory dissenters' rights will recognize gain or loss equal to the difference between the amount realized and such holder's tax basis in the American common stock subject to the proceeding. Any such gain or loss recognized on such redemption will be treated as capital gain or loss if the American common stock with respect to which statutory dissenters' rights were exercised were held as capital assets and if after the deemed redemption, such shareholder does not constructively own any Hancock common stock. Each American shareholder who contemplates exercising statutory dissenters' rights should consult his tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

     BACKUP WITHHOLDING. Unless an exemption applies under the applicable law and regulations, Hancock Bank Trust Department as the Exchange Agent, will be required to withhold thirty-one percent (31%) of any cash payments to which a shareholder or other payee is entitled pursuant to the Merger unless the shareholder or other payee provides his taxpayer identification number (social security number or employer identification number) and certifies that such number is correct. Each shareholder and, if applicable, each other payee should complete and sign the substitute Form W-9 included as part of the transmittal letter so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is established in a manner satisfactory to Hancock and the Exchange Agent.

     THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH AMERICAN SHAREHOLDER. AMERICAN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE COMPANY MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


DISSENTERS' APPRAISAL RIGHTS

     If a shareholder of American who desires to perfect dissenters rights is not timely in taking any of the following steps, the shareholder will lose the right to dissent and the shares owned by such shareholder will be converted as of the effective date into Hancock stock and cash, or cash in accordance with the Merger Agreement.

     Unless the Merger Agreement is approved by the holders of at least 80% of the total voting power of American , Section 131 of the Louisiana Business Corporation Law ("LBCL") allows a shareholder of American stock who objects to the Merger Agreement and who complies with the provisions of that section to dissent and to be paid the fair cash value of his shares of American stock as of the day before the Meeting, as determined by agreement between the shareholder and Hancock, or by the state district court for the Parish of Evangeline if the shareholder and Hancock are unable to agree.

     To exercise the right of dissent, a shareholder must (1) file with American a written objection to the Merger Agreement before or at the Meeting, and (2) vote his shares against the Merger Agreement at the Meeting. Neither a vote against the Merger Agreement nor a specification in a proxy to vote against the Merger Agreement will constitute the necessary written objection to the Merger Agreement. Moreover, by voting in favor of the Merger Agreement, by abstaining from voting on the Merger Agreement, or by returning the enclosed proxy without instructing the proxy holders to vote against the Merger Agreement, a shareholder waives his rights under Section 131.

     If the Merger Agreement is approved by less than 80% of the total voting power of American, and is subsequently completed, then promptly after the Effective Date written notice of completion will be given to each shareholder who filed a written objection to and voted against the Merger Agreement. Within twenty days of the mailing of such notice, the shareholder must file with Hancock a written demand for payment of the fair cash value of his shares as of the day before the Meeting and must state the amount demanded and a post office address to which Hancock may reply. The shareholder also must deposit the certificate(s) formerly representing his shares of American stock in escrow with a bank or trust company located in Evangeline Parish, Louisiana. With the above-mentioned demand, the shareholder must also deliver to Hancock the written acknowledgment of such bank or trust company that it holds the certificate(s), duly endorsed and transferred to Hancock, on the sole condition that the certificate(s) will be delivered to Hancock upon payment of the value of the shares in accordance with Section 131.

     Unless the shareholder objects to and votes against the Merger Agreement, demands payment, deposits his certificate(s) and delivers the required acknowledgment in accordance with the above mentioned procedures and within the time periods set forth above, the shareholder will conclusively be presumed to have acquiesced to the Merger Agreement and will forfeit any right to seek payment pursuant to Section 131.

     If Hancock does not agree to the amount demanded by the shareholder, or does not agree that payment is due, it will notify the shareholder within twenty days after receipt of the shareholder's demand and acknowledgment, and state in such notice the value it is willing to pay for the shares or its belief that no payment is due. If the shareholder does not agree to accept the offered amount, he must, within 60 days of receipt of such notice, file suit against Hancock in the state district court for Evangeline Parish Louisiana for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in any suit filed against Hancock by any other former American shareholder for a judicial determination of the fair cash value of such other shareholder's shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he will be deemed to have consented to accept Hancock's statement that no payment is due or, if Hancock does not contend that no payment is due, to accept the amount specified by Hancock in its notice of disagreement. If, upon filing of any such suit or intervention, Hancock deposits with the court the amount, if any, that it specified in its notice of disagreement, and if in that notice Hancock offered to pay such amount to the shareholder on demand, then the costs (not including legal fees) of the suit or intervention will be taxed against the shareholder if the amount finally awarded to him, exclusive of interest or costs, is equal to or less than the amount so deposited; otherwise, the costs (not including legal fees) will be taxed against Hancock.

     Upon filing a demand for the value of his shares, a shareholder ceases to have any rights as a shareholder except the rights created by Section 131. The shareholder's demand may be withdrawn voluntarily at any time before Hancock gives its notice of disagreement. Withdrawal of a demand thereafter requires the written consent of Hancock. If withdrawn, or if the shareholder otherwise loses his dissenters rights under Section 131, he will be restored to his rights as a shareholder as of the time of filing his demand for fair cash value.

     The foregoing summary of dissenters' rights under the LBCL is necessarily incomplete and is qualified in its entirety by reference to Section 131 of the LBCL.


                          INFORMATION ABOUT AMERICAN

PRINCIPAL BUSINESS

     American conducts no business other than ownership of the Bank. At September 30, 1998, American had total consolidated assets of approximately $229.3 million and shareholders' equity of approximately $24.9 million. The Bank provides traditional consumer and commercial deposit and loan services to individuals, families and businesses in Evangeline, Rapides, Avoyelles, St. Landry and Allen Parishes in Louisiana, through a full service main office and 17 branch offices. In addition to traditional bank services, the Bank offers mortgage loans, and VISA/MasterCard; as well as ATM funding, Electronic Fund Transfer Network sponsoring and clearing services. Bank's deposits are insured by the FDIC. At September 30, 1998, Bank had total assets of approximately $229.3 million and total deposit liabilities of approximately $198.5 million.

COMPETITION

     Bank's primary market area, the Louisiana Parishes of Evangeline, St. Landry, Rapides, Avoyelles and Allen, has a current population of approximately 305,544.

     Competition among banks for loan customers is generally governed by such factors as loan terms, including interest charges, restrictions on borrowers and compensating balances, and other services offered by such banks. Bank competes with numerous other commercial banks, savings and loan associations and credit unions for customer deposits, as well as with a broad range of financial institutions in consumer and commercial lending activities. In addition to thrift institutions, other businesses in the financial services industry compete with Bank for retail and commercial deposit funds and for retail and commercial loan business. Competition for loans and deposits is intense among the financial institutions in Bank's primary market area, including those located in the surrounding parishes.

     Currently, all Louisiana state banks are permitted to establish branches on a statewide basis. Louisiana's banking laws also permit bank holding companies domiciled in any other state to acquire Louisiana banks and bank holding companies. Under recent federal banking legislation, banks have been allowed to establish interstate branches since June 1, 1997.

SEASONALITY OF BUSINESS AND CUSTOMERS

     Bank deposits represent a cross-section of the area's economy and there is no material concentration of deposits from any single customer or group of customers. No significant portion of Bank's loans is concentrated within a single industry or group of related industries. Historically, the business of Bank has not been seasonal in nature, and management of Bank does not anticipate any seasonal trends in the future. Bank does not rely on foreign sources of funds or income.

EMPLOYEES

     As of the date of this Proxy Statement-Prospectus, American and Bank have, in the aggregate, approximately 166 full-time employees. None of such employees is represented by labor unions. Management of American considers its relationship with its employees to be good.

PROPERTY

     American and Bank have one office located in Ville Platte, Louisiana, which houses the executive offices of American and the Bank and the Bank's main office. The Bank also has 17 branch offices. All of the offices and the premises on which they are located are owned by Bank, except 5 branch offices which are leased.

STOCK PRICES AND DIVIDENDS

     MARKET PRICES. There is no established public trading market for American common stock. These securities are not traded on any exchange and are not quoted on an automated system of a registered securities association. The most recent transactions were two trades in March of 1998 of a total of 149 shares for $400 per share. No assurance can be given that these trades were effected on an arm's-length basis. At the Record Date, there were 337 shareholders of record of American stock.

     AMERICAN DIVIDENDS. American paid a cash dividend of $25.00 per share in 1997. Under the Merger Agreement, American is permitted to and intends to pay a dividend before the Effective Date of a pro rata portion of $29.00 per share. In addition, if the Effective Date occurs after the record date for payment of dividends on Hancock stock declared after December 31, 1998, American is permitted to and intends to pay a dividend equal to what American shareholders would have received if they were shareholders of Hancock on such record date. Otherwise, American is not permitted to pay dividends without Hancock's consent.

     Hancock has historically paid quarterly cash dividends of $0.25 per share. There is no assurance that Hancock will continue to pay dividends in any amount.

OWNERSHIP OF AMERICAN STOCK

     The following tables set forth, as of the Record Date, certain information with respect to the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of American stock for (1) each person who is the beneficial owner of more than five percent of any class of the outstanding voting securities of American; (2) each director and executive officer of American; and (3) all directors and executive officers of American as a group. Unless otherwise indicated, all shares indicated as beneficially owned are held with sole voting and investment power.


                                   NUMBER
NAME                              OF SHARES              PERCENT
----                              ---------              -------
Drouet W. Vidrine                   6,988   (1)            14.4
Jean P. Vidrine                     1,175   (2)             2.4
Henri J. Vidrine                      974                   2.0
Pierre E. Vidrine                   1,303                   2.7
Jim Shipp, Jr.                        100                     *
Don Descant                           100                     *
Phillip Lemoine                       174                     *
Sarah Poret Webb                    3,662   (2) (3)         7.6
Norbert Vidrine                       192   (4)               *
David Roberie                         512                   1.0
Michael Rhodes                        693   (2) (5)         1.4
John Fusilier                         116   (6)               *
12 directors and executive
  officers as a group              15,989                  33.0

-------------------

*    Less than 1%.
(1)  Mr. Vidrine's address is 901 E. Main Street, Ville Platte, LA 70586.
(2) Does not include 7,345 shares held by American's Employee Stock Ownership Plan (the "ESOP"), of which Mr. Jean P. Vidrine, Ms. Webb and Mr. Rhodes are the co-trustees. The ESOP shares will be voted at the Meeting by the employees individually according to the number of shares allocated to their respective accounts.
(3)  Ms. Webb's address is P. O. Box 663, Ville Platte, LA 70586.
(4) Does not include 8,000 shares held by the Drouet Vidrine Trust, of which Mr. Vidrine is one of three co-trustees.
(5)  Includes approximately 511 shares allocated to his account in the ESOP.
(6)  Includes approximately 55 shares allocated to his account in the ESOP.

                         -----------------------------

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     The following discussion provides certain information concerning the financial condition and results of operations of American as of and for the two years ended December 31, 1997 and the nine months ended September 30, 1998. The financial position and results of operations of American were due primarily to its banking subsidiary, American Security Bank of Ville Platte, Inc. Management's discussion should be read in conjunction with the financial statements and accompanying notes presented elsewhere in this Proxy Statement-Prospectus.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Overview. Net income for 1997 totaled $1,946,217 compared to $3,086,347 for 1996. The decrease in net income of $1,140,130 or 36.94% from 1996 to 1997 was caused by a non-recurring loss from ATM funding activities of $1,253,014, a decrease in net interest income of $371,351, resulting primarily from a decease in investment securities owned, an increase in the provision for loan losses of $270,000, an increase in other operating expense of $1,270,444, resulting from a $774,486 increase in salaries and benefits, a $103,705 increase in occupancy expenses and a $392,253 increase in other non-interest expenses. These items were partially offset by an increase in non-interest income of $1,348,153 and a decrease in income tax expense of $676,526.

     Return on average assets was 0.84% and return on average equity was 9.73% for 1997, compared to 1.38% and 15.70%, respectively, for 1996.

     Average assets in 1997 increased by $8,042,720, or 3.59%, from 1996. During 1997, there was an increase in average customer deposits of $12,577,420, or 6.50%. The increase in average deposits was caused by increases in average non-interest-bearing demand deposits of $9,270,375, average interest-bearing demand deposits of $1,647,035 and average time deposits of $3,694,989, and was partially offset by a decline in average savings deposits of $2,034,979. The increase in average deposits along with the decrease in average mortgage-backed and other investment securities of $4,416,073 helped to fund the increase in ATM funding activities, which are not included in earning assets, and the changes in other asset accounts.

     The net interest margin, the percentage of net interest income to average earning assets, decreased in 1997, from 5.37% to 5.17%. The net interest margin of 5.17% in 1997 is favorable to American and is a reflection of the continued low interest rates and healthy spread between rates on deposits and yields on investments and loans. Average earning assets comprised 85.73% and 89.33% of total average assets in 1997 and 1996, respectively.

     RESULTS OF OPERATIONS. Net Interest Income. American's primary source of revenue is net interest income. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing sources of funds. The level of net interest income is determined primarily by the volume of interest-earning assets and the various spreads between the interest-earning assets and their funding sources.

     Net interest income for 1997 was $9,322,893, compared to $9,694,244 for 1996. The decrease of $371,351 or 3.83% from 1996 to 1997 was caused by the decrease in average net interest-earning assets and the 0.20% decrease in the net interest margin. The decrease in the net interest margin was due to lower yields on all of American's interest earning assets. Average non-interest-bearing deposits as a percent of total deposits increased 3.47% to 20.31% in 1997 from 16.84% in 1996.

     Loans continued to be the largest component of earning assets. Total average loans for 1997 were $113,031,081, or 56.88% of average earning assets. The remaining earning assets of American were investment securities, its position in federal funds sold and interest-earning deposits in another institution. The yield on loans declined 0.36% from 1996 to 1997. The yield on investment securities also declined 0.07% during that same period. The net yield on total earning assets declined 0.18% from 1996 to 1997.

     The following table presents the average balance sheets, net interest income, yields earned and rates paid for each category of assets for each of the periods indicated by setting forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of American from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Interest income on loans receivable and investment securities has been adjusted by $291,059 in 1997 and $291,731 in 1996 to a tax equivalent amount using an effective tax rate of 34% to reflect the effect of non-taxable interest on yields. Interest income includes fees on loans of $656,064 in 1997 and $755,919 in 1996. Average loans include non-accrual loans.

                                                AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID
                                                                      YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                                            1997                                    1996
                                            ------------------------------------    ------------------------------------
(Dollars in thousands)                                                  Average                                 Average
                                             Average                    Yield/       Average                    Yield/
                                             Balance      Interest       Cost        Balance      Interest       Cost
                                            ---------    ----------    ---------    ---------    ----------    ---------
Interest-earning assets:
Loans receivable                             $113,031     $11,909        10.54%      $110,743     $12,068        10.90%
Investment securities                          82,148       5,484         6.68%        86,564       5,843         6.75%
Federal funds sold and interest-earning
deposits                                        3,535         188         5.32%         2,557         145         5.67%
                                             --------     -------                    --------     -------
Total interest-earning assets                 198,714      17,581         8.85%       199,864      18,056         9.03%
                                                          -------                                 -------

Non-interest-earning assets                    33,072                                  23,879
                                             --------                                --------
Total assets                                 $231,786                                $223,743
                                             ========                                ========

Interest-bearing liabilities:
Deposits:
  Demand                                     $ 29,590     $   570         1.93%      $ 27,942     $   532         1.91%
  Money market                                  8,706         258         2.97%        10,559         313         2.96%
  Savings                                      23,419         731         3.12%        23,601         735         3.11%
  Time                                        102,357       5,484         5.36%        98,662       5,229         5.30%
                                             --------     -------                    --------     -------
    Total interest-bearing deposits           164,072       7,043         4.29%       160,764       6,809         4.24%
Other interest-bearing liabilities              4,308         268         6.22%         8,979         506         5.64%
                                             --------     -------                    --------     -------
    Total interest-bearing liabilities        168,380       7,311         4.34%       169,743       7,315         4.31%
                                                          -------                                 -------

Non-interest-bearing demand deposits           41,817                                  32,547
Other non-interest-bearing liabilities          1,581                                   1,790
                                             --------                                --------

Total liabilities                             211,778                                 204,080

Equity                                         20,008                                  19,663
                                             --------                                --------

Total liabilities and shareholders' equity   $231,786                                $223,743
                                             ========                                ========

Net interest-earning assets                  $ 30,334                                $ 30,121
                                             ========                                ========

Net interest income/interest rate spread                  $10,270         4.51%                   $10,741         4.72%
                                                          =======                                 =======

Net interest margin                                                       5.17%                                   5.37%
Ratio of average interest-earning assets
  to average interest-bearing liabilities                               118.02%                                 117.75%

                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                            ----------------------------------------------------------------------------
                                                            1998                                    1997
                                            ------------------------------------    ------------------------------------
(Dollars in thousands)                                                  Average                                 Average
                                             Average                    Yield/       Average                    Yield/
                                             Balance      Interest      Cost(1)      Balance      Interest       Cost(1)
                                            ---------    ----------    ---------    ---------    ----------    ---------
Interest-earning assets:
Loans receivable                            $106,125      $ 8,154        10.24%     $ 113,033     $ 9,055        10.68%
Investment securities                         75,092        3,656        6.49%         83,586       4,194         6.69%
Federal funds sold and
  interest-earning deposits                    3,333          137        5.48%          1,730          68         5.24%
                                            --------      -------                   ---------     -------
Total interest-earning assets                184,550       11,947        8.63%        198,349      13,317         8.95%
                                                          -------                                 -------

Non-interest-earning assets                   53,431                                   33,948
                                            --------                                ---------

Total assets                                $237,981                                $ 232,297
                                            ========                                =========

Interest-bearing liabilities:
Deposits:
  Demand                                    $ 29,800      $   434        1.94%      $  29,073     $   418         1.92%
  Money market                                 8,069          180        2.97%          8,821         195         2.95%
  Savings                                     21,546          501        3.10%         23,365         545         3.11%
  Time                                        94,535        3,748        5.29%        103,461       4,143         5.34%
                                            --------      -------                   ---------     -------
    Total interest-bearing deposits          153,950        4,863        4.21%        164,720       5,301         4.29%
Other Interest-bearing liabilities             4,420          207        6.24%          4,596         215         6.24%
                                            --------      -------                   ---------     -------
    Total interest-bearing liabilities       158,370        5,070        4.27%        169,316       5,516         4.34%
                                                          -------                                 -------

Non-interest-bearing demand deposits          54,984                                   41,215
Other non-interest-bearing liabilities         1,550                                    1,621
                                            --------                                ---------

Total liabilities                            214,904                                  212,152

Equity                                        23,077                                   20,145
                                            --------                                ---------

Total liabilities and shareholders' equity  $237,981                                $ 232,297
                                            ========                                =========

Net interest-earning assets                 $ 26,180                                $  29,033
                                            ========                                =========

Net interest income/interest rate spread                  $ 6,877        4.36%                    $ 7,801         4.61%
                                                          =======                                 =======

Net interest margin                                                      4.97%                                    5.24%
Ratio of average interest-earning assets to
average interest-bearing liabilities                                   116.53%                                  117.15%



(1)  Annualized

     Rate/Volume Analysis. The following table provides the components of changes in net interest income in the format of a rate/volume analysis and analyzes the dollar amount of changes in interest income and interest expenses for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period volume); (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate); (iii) total increase (decrease) (sum of the previous columns). Changes that are not solely due to volume or rate are allocated among the rate and volume categories.

                                                        YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------------------------
                                              1997/1996                         1996/1995
                                 ----------------------------------   -------------------------------
                                        Change Attributable To            Change Attributable To
                                 ----------------------------------   -------------------------------
(Dollars in thousands)                                    Total                              Total
                                                         Increase                           Increase
                                    Volume     Rate     (Decrease)     Volume     Rate     (Decrease)
                                 ----------  -------  -------------   --------  -------  ------------
Interest-earning assets:
Loans receivable                    $ 245     $(403)      $(159)       $1,623    $  131     $1,754
Investment securities                (296)      (63)       (359)          (23)      323        300
Other interest-earning assets          54       (11)         43          (179)        8       (171)
                                    -----     -----       -----        ------    ------     ------
Total net change in income on
  interest-earning assets               3      (477)       (475)        1,421       462      1,883

Interest-bearing liabilities:
Interest-bearing deposits:
  Demand                               48       (64)        (17)           79       235        314
  Savings                             (45)       41          (4)          (27)     (286)      (313)
  Time                                197        58         255           416      (416)         0
Other interest-bearing liabilities   (277)       39        (238)          150      (150)         0
                                    -----     -----       -----        ------    ------     ------
Total net change in expense on
  interest-bearing liabilities        (77)       74          (4)          618      (617)         1
                                    -----     -----       -----        ------    ------     ------

Net change in net interest income   $  80     $(551)      $(471)       $  803    $1,079     $1,882
                                    =====     =====       =====        ======    ======     ======

                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                       --------------------------------------------------------
                                                            1998/1997
                                       --------------------------------------------------------
                                                      Change Attributable To
                                       --------------------------------------------------------
(Dollars in thousands)
                                         Volume        Rate         Total Increase (Decrease)
                                       ---------     --------     -----------------------------
Interest-earning assets:
Loans receivable                         $(542)        $(359)                       $  (901)
Investment securities                     (420)         (118)                          (538)
Other interest-earning assets               64             5                             69
                                         -----         -----                        -------
Total net change in income on
  interest-earning assets                 (898)         (472)                        (1,370)

Interest-bearing liabilities:
Interest-bearing deposits:
  Demand                                    11             5                             16
  Savings                                  (59)            0                            (59)
  Time                                    (356)          (39)                          (395)
Other interest-bearing liabilities          (8)            0                             (8)
                                         -----         -----                        -------
Total net change in expense on
  interest-bearing liabilities            (412)          (34)                          (446)

Net change in net interest income        $(486)        $(438)                       $  (924)
                                         =====         =====                        =======

     Interest Rate Sensitivity. The interest rate sensitivity gap is the difference between the amount of interest-earning assets and interest-bearing liabilities maturing in any given time frame. A primary objective of asset/liability management is to maximize net interest margin while not subjecting American to significant interest rate risk in periods of rising or falling interest rates. At December 31, 1997, American's one year repricing gap, defined as repricing assets minus repricing liabilities as a percentage of total assets, was 34.62%, i.e. more of American's liabilities than assets reprice within a one year time frame. Management regularly reviews interest rate exposure to analyze the impact of changes in market interest rates on net interest income.

     The following table sets forth American's interest rate sensitivity at various time intervals as of December 31, 1997. (Non-accrual loans and corporate stock are not included.) Generally, when rate sensitive liabilities exceed rate sensitive assets, the net interest margin is expected to be positively affected during periods of decreasing interest rates and negatively affected during periods of increasing rates.

                                                                INTEREST RATE SENSITIVITY

(Dollars in thousands)                   Within       Three to        More than         More than
                                         three         twelve        one year to       three to five       Over five
                                         months        months        three years          years              years          Total
                                       ----------   ------------   ---------------   -----------------   -------------    ---------
Interest-earning assets:
Loans receivable                       $ 36,430      $ 12,058          $ 14,442          $ 22,433          $ 23,395       $108,758
Investment securities (fair value)        8,720        14,862            10,147            20,201            23,892         77,822
Other earning assets                      1,870             0                 0                 0                 0          1,870
                                       --------      --------          --------          --------          --------       --------
Total interest-earning assets            47,020        26,920            24,589            42,634            47,287        188,450
                                       --------      --------          --------          --------          --------       --------

Interest-bearing liabilities:
Deposits:
  Interest-bearing demand                33,650             0                 0                 0                 0         33,650
  Savings                                32,333             0                 0                 0                 0         32,333
  Time                                   36,776        50,569             8,436             1,480                 0         97,261
Other interest-bearing liabilities            0             0                 0                 0             3,396          3,396
                                       --------      --------          --------          --------          --------       --------
Total interest-bearing liabilities      102,759        50,569             8,436             1,480             3,396        166,640
                                       --------      --------          --------          --------          --------       --------

Excess (deficiency) of interest-
  earning assets over interest-
  bearing liabilities                   (55,739)      (23,649)           16,153            41,154            43,891         21,810

Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities          (55,739)      (79,388)          (63,235)          (22,081)           21,810

Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a
  percent of total assets               (24.31%)      (34.62%)          (27.58%)           (9.56%)            9.58%

     Provisions for Loan Losses. The provision for loan losses is the amount that is added to the allowance for loan losses, by a charge against earnings, in order to maintain a balance in the allowance that is deemed by management to be adequate to absorb the inherent risk of future loan losses in the loan portfolio. The provision for loan losses charged to operating expense is the result of a continuing review and assessment of the loan portfolio, taking into consideration the history of charge-offs in the loan portfolio by category, the current economic conditions in the lending area , the payment history, the ability to repay and strength of collateral of specific borrowers, and other relevant factors. The 1997 provision is $1,490,000, compared to $1,220,000 in 1996. Actual charge-offs, net of recoveries were $1,359,383 in 1997, and $857,414 in 1996 . The increase was due to charge-offs on a small number of loans. Since the provision exceeded net charge-offs in all years presented except 1993, the result was an increase in the allowance for loan losses in all years presented except 1993.

     Non-Interest Income. Non-interest income in 1997 totaled $5,849,952 compared to $4,501,799 in 1996. The increase from 1996 to 1997 was caused mostly by an increase in ATM funding and electronic banking revenue of $1,191,321. The largest component of non-interest income in 1997 was service charge income, which accounted for 41.32% of total non-interest income and increased $219,768 in 1997. Other non-interest income increased $41,717. The increases were partially offset by decreases in fee income on loans of $99,855 and in net realized gain on sale of "available for sale" securities of $4,798.

     Non-Interest Expenses. Non-interest expenses were $11,040,084 in 1997, compared to $8,516,626 in 1996. Salaries and related benefits increased $774,486 from 1996 to 1997 while occupancy expenses increased $103,705 from 1996 to 1997. Other operating expenses increased by $392,253. The largest change in non-interest expenses from 1996 to 1997 was a non-recurring loss of $1,253,014 from ATM funding activities recognized in 1997.

     American provides funding for several ATMs owned by individual operators throughout the United States. Losses were recognized in 1997 due to a contractual violations by a small number of operators. American is presently seeking restitution for most of these losses.

     Income Taxes. American's effective tax rate was 26.36% in 1997, and 30.79% in 1996. The effective rate is less than the highest statutory rate primarily because of tax-free income from municipal investments.

   ANALYSIS OF FINANCIAL CONDITION. Investment Securities. In 1997 average investment securities which include mortgage-backed securities, decreased by $4,416,073 from 1996. The decrease was primarily used to provide cash for the increase in the ATM funding activities during 1997. The total fair value of investment securities at December 31, 1997 was $79,687,500, including gross unrealized gains of $866,691 and gross unrealized losses of $81,923. American classifies its securities as either "available for sale" or "held to maturity" at the time they are purchased. Securities which ASB has the ability and intent to hold to maturity are classified as "held to maturity" and are stated at amortized cost. All other securities are classified as "available for sale" and are stated at fair value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of estimated income tax effects. "Available for sale" securities may be sold prior to maturity in response to liquidity needs, market interest rate changes, or other factors. The investment securities portfolio provides a means of managing interest rates and interest rate sensitivity, and also serves as a source of collateral on certain deposits. 93.07% of the investment portfolio is classified as "available for sale" at December 31, 1997. American has no "trading" portfolio.

     Securities Portfolio. The carrying amount of securities at the dates indicated is set forth in the table below:

                                                                                    December 31,
                                         September 30,         ------------------------------------------------------
                                             1998                        1997                         1996
                                  ------------------------     ------------------------------------------------------
(Dollars in thousands)              Amount        Percent        Amount        Percent        Amount        Percent
                                  ----------    -----------    ----------    -----------    ----------    -----------

U.S. Government agencies           $62,158         86.23%       $67,735         85.17%       $68,902          85.92%
State and municipal securities       9,051         12.56%        10,087         12.68%         9,580          11.95%
Corporate stocks                       874          1.21%         1,710          2.15%         1,710           2.13%
                                   -------        ------        -------        ------        -------          -----

Total                              $72,083        100.00%       $79,532        100.00%       $80,192         100.00%
                                   =======        ======        =======        ======        =======         ======

     Investment Securities Maturity Distribution. The amortized cost and estimated fair market value of debt securities "available for sale" and "held to maturity" at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)
                                          Amortized Cost         Fair Value
                                        ------------------     --------------
Securities available for sale:
  Due in one year or less                      $ 9,468             $ 9,484
  Due from one to five years                    29,505              29,998
  Due from five to ten years                    26,559              26,620
  Due after ten years                            7,856               7,915
                                        ------------------     --------------

                                               $73,388             $74,017
                                               =======             =======

                                        ------------------     --------------
                                          Amortized Cost         Fair Value
                                        ------------------     --------------
Securities to be held to maturity:
  Due in one year or less                      $ 1,243             $ 1,247
  Due from one to five years                     2,704               2,793
  Due from five to ten years                     1,567               1,630
  Due after ten years                                0                   0
                                        ------------------     --------------

                                               $ 5,514             $ 5,670
                                               =======             =======

     Loans. American engages in commercial and industrial, real estate (residential and non-residential), and consumer lending. Underwriting criteria for each major loan category is outlined in detail in a formal written loan policy that is approved by the board of directors. In general, each loan is evaluated based on such things as the character and repayment capacity of the borrower, the borrower's investment in a particular property (when applicable), cash flow, the nature and value of collateral, general market conditions for the borrower's business or projected and prevailing economic trends. American's loan policy is changed periodically as considered appropriate to address regulatory changes and other changes considered necessary by management. Each change is approved by the board of directors before it becomes a part of the loan policy. The loan policy and underwriting criteria are regularly reviewed by management and external examiners to determine compliance with banking regulations and sound lending principals. American's loan portfolio generally consists of loans made to customers in the areas where its branches are located.

     Net loans outstanding at December 31, 1997 totaled $108,941,320 compared to $111,858,095 in 1996, a decrease of $2,916,775 or 2.61%. Total average loans in 1997 were $113,031,081, an increase of $2,287,760 or 2.07% from total average loans of $110,743,321 for 1996. There were no major concentrations in the loan portfolio to any one customer or industry classification.

     The following table sets forth the composition of American's loan portfolio by type of loan at the dates indicated.

                                                    LOAN PORTFOLIO COMPOSITION

                                                                                 December 31,
                                    September 30,         ----------------------------------------------------------
                                       1998                          1997                          1996
                            --------------------------    ----------------------------------------------------------
(Dollars in thousands)                     Percent of                     Percent of                     Percent of
                              Balance        Total          Balance         Total          Balance         Total
                            -----------   ------------    -----------    ------------    -----------    ------------
Commercial loans             $ 54,046        53.24%        $ 55,875         51.29%        $ 54,674          48.88%
Installment loans              29,234        28.80%          28,821         26.46%          28,085          25.11%
Mortgage loans                 15,942        15.70%          19,244         17.66%          22,052          19.71%
Other loans                     5,147         5.07%           6,672          6.12%           8,587           7.68%
                            -----------   ------------    -----------    ------------    -----------    ------------
Total loans                   104,369       102.81%         110,612        101.53%         113,398         101.38%
Allowance for loan loss        (2,855)      (2.81)%          (1,671)        (1.53)%         (1,540)         (1.38)%
                            -----------   ------------    -----------    ------------    -----------    ------------

Total loans, net             $101,514       100.00%        $108,941        100.00%        $111,858         100.00%
                             ========       ======         ========        ======         ========         ======

                                                                 DECEMBER 31,
                            ----------------------------------------------------------------------------------------
                                       1995                          1994                          1993
                            --------------------------    ---------------------------    ---------------------------

(Dollars in thousands)                     Percent of                     Percent of                     Percent of
                              Balance        Total          Balance         Total          Balance         Total
                            -----------   ------------    -----------    ------------    -----------    ------------
Commercial loans             $ 44,745        44.18%         $29,594         36.23%        $36,584          49.14%
Installment loans              23,937        23.64%          22,940         28.09%         25,188          33.84%
Mortgage loans                 23,821        23.52%          22,516         27.57%          8,372          11.25%
Other loans                     9,940         9.82%           7,432          9.10%          5,083           6.83%
                            -----------   ------------    -----------    ------------    -----------    ------------
Total loans                   102,443       101.16%          82,482        100.99%         75,227         101.06%
Allowance for loan loss        (1,178)       (1.16)%           (807)        (0.99)%          (786)         (1.06)%
                            -----------   ------------    -----------    ------------    -----------    ------------

Total loans, net             $101,265       100.00%         $81,675        100.00%        $74,441         100.00%
                             ========       ======          =======        ======         =======         ======


     Commercial loans is the largest category of loans, comprising of 51.29% and 48.88% of net loans at December 31, 1997 and 1996, respectively.

     At December 31, 1997 and 1996, fixed rate loans totaled $76,164,801 and $72,858,309, respectively, and variable rate loans totaled $34,447,424 and $40,540,074, respectively.

     Non-Performing Assets. Non-performing assets include non-performing loans and foreclosed assets held for sale. Non-performing loans include loans classified as non-accrual or renegotiated to provide a reduction or deferral of interest or principal and those past due 90 days or more on which interest is still being accrued because the loan is both well secured and in the process of collection. It is the general policy of American to place loans on non-accrual status when, in the opinion of management, there exists sufficient uncertainty as to the collectibility of the contractual interest or principal. Placing a loan on non-accrual status causes an immediate charge against earnings for the interest accrued but uncollected in the current fiscal year and a charge against the loan loss reserve for accrued but uncollected interest attributable to prior periods. Interest earnings are not recognized on such loans until the principal is collected or until the loan is returned to performing status because it is well secured and in the process of collection.

     Non-performing assets decreased $734,112 during 1997 to $4,598,403 at December 31, 1997. The decrease is attributable to a decrease in foreclosed real estate and non-performing loans.

     Non-accrual loans are loans on which the accrual of interest income has been discontinued and previously accrued interest has been reversed because the borrower's financial condition has deteriorated to the extent that the collection of principal and interest is doubtful. Until the loan is returned to performing status, generally as the result of the full payment of all past due principal and interest, interest income is recorded on the cash basis.

   The following table sets forth information with respect to non-performing assets identified by American, including non-accrual loans, foreclosed assets and troubled debt restructurings at the dates indicated:


                                                                      NON-PERFORMING ASSETS

(Dollars in thousands)                                                                 December 31,
                                                              September 30,      -----------------------
                                                                 1998              1997            1996
                                                                ------           -------          ------
Non-accrual loans:
Commercial                                                      $2,797            $1,314           $ 1,218
Installment                                                        157               213               221
Mortgage                                                           360               327               481
                                                                ------            ------           -------
Total non-accrual loans                                          3,314             1,854             1,920

Accruing loans past due ninety days or more:
Commercial                                                         857                93               418
Installment                                                        138               250               349
Mortgage                                                            80               228               281
                                                                ------            ------           -------
Total accruing loans past due ninety days or more                1,075               571             1,048

Total non-performing loans                                       4,389             2,425             2,968
Other real estate owned                                          1,048             1,993             2,220
Other foreclosed assets                                             74               180               144
                                                                ------            ------           -------
Total non-performing assets                                     $5,511            $4,598           $ 5,332
                                                                ======            ======           =======

Non-performing assets to net loans and
  foreclosed assets                                               5.37%             4.14%             4.67%
Allowance for loan losses to total loans at
  end of period                                                   2.74%             1.51%             1.36%
Allowance for loan losses to non-performing assets               51.81%            36.34%            28.88%



(Dollars in thousands)                                                         December 31,
                                                                ----------------------------------------
                                                                 1995              1994            1993
                                                                ------           -------          ------
Non-accrual loans:
Commercial                                                       $  877           $  823           $  257
Installment                                                         272              217               46
Mortgage                                                            549              245              200
                                                                 ------           ------           ------
Total non-accrual loans                                           1,698            1,285              503

Accruing loans past due ninety days or more:
Commercial                                                           81              205              312
Installment                                                         273               47              126
Mortgage                                                            346               46              171
                                                                 ------           ------           ------
Total accruing loans past due ninety days or more                   700              298              609

Total non-performing loans                                        2,398            1,583            1,112
Other real estate owned                                           2,075            2,394            2,815
Other foreclosed assets                                             132               29               67
                                                                 ------           ------           ------
Total non-performing assets                                      $4,605           $4,006           $3,994
                                                                 ======           ======           ======
Non-performing assets to net loans and
  foreclosed assets                                                4.45%            4.76%            5.17%
Allowance for loan losses to total loans at
  end of period                                                    1.15%            0.98%            1.04%
Allowance for loan losses to non-performing assets                25.58%           20.14%           19.68%

     Allowance for Loan Losses. Inherent in American's lending activities is the risk that loan losses will be experienced, that the risk of loss will vary with the type of loan being made and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loan loss associated with American's loan portfolio, provisions are made to the allowance for loan losses. The allowance is created by direct charges against income and is available for loan losses. American charges to operating expense an amount (provision) that is considered necessary to maintain the allowance for loan losses at a level that it considers to be adequate to offset all anticipated loan losses. The determination of the adequacy of the allowance is the result of a continual monitoring and assessment of loan quality reviews, loan growth, changes in the composition of the loan portfolio, concentrations of credit, general economic factors, the financial condition of the borrowers and their ability to repay the loan and the value and liquidity of collateral. The amount of the allowance is reviewed by management through weekly special assets meetings and monthly by the board of directors to evaluate its adequacy and determine if additional provisions should be made. Between such reviews , management generally assures that the level of the allowance is maintained at no less than the amount last approved by the board of directors. American maintains an allowance for loan losses which it believes is adequate to absorb reasonably foreseeable losses in the loan portfolio.

     The allowance for loan losses increased $130,617 from December 31, 1996 to 1997, to $1,670,905 and was 1.51% of total loans. The 1996 balance in the allowance for loan losses was $1,540,288 or 1.36% of total loans.

     The following table summarizes the loan loss experience for each of the periods indicated:

                                                        ALLOWANCE FOR LOAN LOSSES

                                                   September 30,            December 31,
                                                                      ------------------------
(Dollars in thousands)                                 1998              1997          1996
                                                 -----------------    ----------    ----------

Balance at beginning of year                           $1,671           $1,540         $1,178

Provisions charged to expense                           1,340            1,490          1,220

Total charge-offs                                        (255)          (1,458)          (962)
Total recoveries                                           99               99            104
                                                 -----------------    ----------    ----------
Net loan charge-offs                                     (156)          (1,359)          (858)
                                                 -----------------    ----------    ----------

Balance at end of period                               $2,855           $1,671         $1,540
                                                       ======           ======         ======

Allowance for loan losses to total loans at
 end of period                                           2.74%            1.51%          1.36%
Allowance for loan losses to total non-
 performing assets                                      51.81%           36.34%         28.88%
Allowance for loan losses as a multiple of
 net loan charge-offs                                   18.30             1.23           1.79

Net loan charge-offs to average loans                    0.15%            1.22%          0.78%

Recoveries as a percentage of charge-offs               38.82%            6.79%         10.81%

                                                                    DECEMBER 31,
                                                 -------------------------------------------------
(Dollars in thousands)                                 1995              1994              1993
                                                    ----------        ----------        ----------

Balance at beginning of year                           $  807           $   786        $  910
Provisions charged to expense                           1,060               335           240
Total charge-offs                                        (833)             (418)         (510)
Total recoveries                                          144               104           146
                                                       ------           -------        ------
Net loan charge-offs                                     (689)             (314)         (364)
                                                       ------           -------        ------
Balance at end of period                               $1,178           $   807        $  786
                                                       ======           =======        ======

Allowance for loan losses to total loans at              1.15%             0.98%         1.04%
 end of period
Allowance for loan losses to total non-
 performing assets                                      25.58%            20.14%        19.68%
Allowance for loan losses as a multiple of
 net loan charge-offs                                    1.71              2.57          2.16
Net loan charge-offs to average loans                    0.73%             0.40%         0.54%
Recoveries as a percentage of charge-offs               17.29%            24.88%        28.63%


     Deposits. Total deposits at December 31, 1997 were $202,564,320, an increase of $2,745,835 from the December 31, 1996 total of $199,818,485. Average deposits in 1997 increased $12,577,420 from 1996. As noted earlier, an increase occurred in the average balance of non-interest-bearing demand deposits, interest-bearing demand deposits, and time deposits, and was partially offset by decreases in the average balances of savings deposits.

     Time deposits of $100,000 or more were $22,286,878 at December 31, 1997, which comprised 11.00% of total deposits. These deposits consist primarily of deposits from customers with which American has other banking relationships. American had no brokered deposits at December 31, 1997.

     Deposit Average Balances and Rates. The following table indicates the average daily amount of deposits and rates on such deposits for the periods indicated:

                                     September 30,                                    December 31,
                             ------------------------------   -------------------------------------------------------------
                                          1998                            1997                            1996
                             ------------------------------   -----------------------------   -----------------------------
  (Dollars in thousands)      Amount    Rate    Percent of     Amount    Rate     Percent of     Amount    Rate     Percent of
                                                  Total                             Total                             Total
                             --------   -----   -----------   --------   -----   ------------   --------   -----   ------------

Non-interest-bearing demand  $ 54,984   0.00%      26.32%     $ 41,817   0.00%      20.31%       $ 32,547   0.00%      16.84%

Interest-bearing demand        29,800   1.94%      14.26%       29,590   1.93%      14.37%         27,943   1.91%      14.45%

Money market                    8,069   2.97%       3.86%        8,706   2.97%       4.23%         10,559   2.96%       5.46%

Savings                        21,546   3.10%      10.31%       23,419   3.12%      11.37%         23,601   3.11%      12.21%

Time                           94,535   5.29%      45.25%      102,357   5.36%      49.72%         98,662   5.30%      51.04%
                             --------             ------      --------             ------        --------             ------

Total                        $208,934             100.00%     $205,889             100.00%       $193,312             100.00%
                             ========             ======      ========             ======        ========             ======

     Maturities of Time Deposits of $100,000 or More. The maturities of time deposits of $100,000 or more are summarized in the table below:

                                             September 30,     December 31,
                                                             -----------------
                                                 1998         1997      1996
                                             -------------   -------   -------
          (Dollars in thousands)                Amount       Amount    Amount
                                             -------------   -------   -------

Three months or less                               $ 8,476   $11,218   $ 9,774
Over three months through twelve months             11,670     8,453    14,685
Over one year through three years                    2,191     2,216     2,108
Over three years                                       200       400       101
                                                   -------   -------   -------

Total                                              $22,537   $22,287   $26,668
                                                   =======   =======   =======


   Liquidity.   Liquidity involves American's ability to raise funds to support asset growth or to reduce assets, meet deposit withdrawals and borrowing needs, maintain reserve requirements and otherwise operate American on an ongoing basis. The primary functions of asset and liability management as it relates to a financial institution are to provide sufficient liquidity to react to normal volatility in funding sources and to insulate net interest margins from adverse effect that may be wrought by major fluctuations in interest rates while maximizing net interest earnings. Liquidity reflects American's ability to meet daily demands for funds from its customers and to meet other financial commitments. Management monitors liquidity requirements as warranted by interest rate and economic trends, changes in the scheduled maturity and interest rate sensitivity of the investment and loan portfolios, and changes in the maturity and perceived interest rate sensitivity of deposit accounts. Management attempts to match (within acceptable risk guidelines established by the board of directors) rate-sensitive assets and rate-sensitive liabilities in order to minimize exposure from adverse fluctuations in interest rates and maximize net interest earnings through periods of changing interest rates.

   At September 30, 1998 American has available on a line of credit at the Federal Home Loan Bank $22,130,543 to advance for assistance in liquidity needs. The tables contained in this document indicate that the bulk of American's deposits are due on demand or that they are time certificates that are generally due within one year. However, historically the time certificates generally roll over and the deposit base is core deposits that are stable.

   As shown in the accompanying 1997 statement of cash flows, cash and cash equivalents increased by $3,992,874 from December 31, 1996 to December 31, 1997. Cash and cash equivalents were generated primarily by proceeds from the sale of securities of $23,357,449, a net increase in customer deposits of $2,745,835 and a net decrease in loans of $1,426,775. In addition, operating activities provided net cash of $6,617,898. Offsetting these increases were investment securities purchases of $22,489,988, a net increase in short-term investments of $1,777,239 and purchases of premises and equipment for $344,980.

   Capital Resources. American is subject to regulatory "risk-based" capital guidelines. In the risk-based capital computation, all assets are weighted based upon assigned risk factors, and certain off-balance sheet items are included, such as loan commitments and standby letters of credit. Tier 1 capital includes common shareholder equity and perpetual preferred stock, subject to certain limitations. Tier 2 capital includes Tier 1 capital plus the reserve for loan losses and subordinate debt, subject to certain limitations.

   American maintains adequate capital for regulatory purposes and has sufficient capital to absorb the risks inherent in the business. Risk-based capital requirements have been established that weight different assets according to the level of risk associated with those types of assets. The table below summarizes American's capital levels at the dates indicated:

                                                          December 31,
                                         September 30,  ---------------    Regulatory
                                              1998       1997     1996     Minimums
                                         ------------   ------   ------   -----------
Tier 1 capital to average assets               10.07%    9.03%    8.66%            4%
Tier 1 capital to risk-weighted assets         16.55%   15.65%   14.63%            4%
Total capital to risk-weighted assets          18.52%   16.95%   15.79%            8%

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

   The following discussion provides certain information concerning the financial condition and results of operations of American as of September 30, 1998 and 1997 and for the nine months then ended. The financial position and results of operations of American were due primarily to its banking subsidiary, American Security Bank of Ville Platte, Inc. In the opinion of management, all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of results of operations for such nine month periods have been made. Management's discussion should be read in conjunction with the financial statements and accompanying notes presented elsewhere in this Proxy Statement-Prospectus.

   OVERVIEW. Net income for the nine months ended September 30, 1998 totaled $3,698,308 compared to $1,813,793 for the same period in 1997.

   Return on average assets was 2.07% and return on average equity was 21.37% for the nine months ended September 30, 1998 compared to 1.04% and 12.00%, respectively, for the comparable period in 1997.

   RESULTS OF OPERATION. Net Interest Income. American's primary source of revenue is net interest income. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing sources of funds. The level of net interest income is determined primarily by the volume of interest-earning assets and the various rate spreads between the interest-earning assets and their funding sources.

   Net interest income for the nine months ended September 30, 1998 totaled $6,060,872, a decrease of $864,073, or 12.48%, from the $6,924,945 total for the comparable period in 1997. The decrease in net interest income was attributable to a decrease in total interest income of $1,310,400 and a decrease in total interest expense of $446,327.

   Average interest-earning assets for the nine months ended September 30, 1998 were $184,549,873 and represented 77.55% of average total assets. Decreases in total average loans outstanding of $6,907,798 and average investment securities of $8,493,292, partially offset by increases in federal funds sold of $1,587,177 and interest-earning deposits of $14,881 resulted in a decrease in average interest-earning assets of $13,799,032 from September 30, 1997.

   As of September 30, 1998, non-interest-bearing demand deposits averaged $54,984,460 or 26.32% of average deposits compared to $41,214,960 or 20.01% of average deposits at September 30, 1997. The large percentage of non-interest-bearing deposits has a positive impact on American's net interest margin.

   Net interest margin, the ratio of net interest income to average earning assets, for the nine months ended September 30, 1998 decreased to 4.97%, a decrease of 27 basis points from September 30, 1997. The decrease in net interest margin from September 30, 1997 to September 30, 1998 primarily resulted from a decrease in the yields on loans and investment securities.

   Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities was 4.36% for the nine months ending September 30, 1998, a decrease from September 30, 1997 of 25 basis points.

Interest Rate Sensitivity. The interest rate sensitivity gap is the difference between the amount of interest-earning assets and interest-bearing liabilities maturing in any given time frame. A primary objective of asset/liability management is to maximize the net interest margin while not subjecting American to significant interest rate risk in periods of rising or falling interest rates. At September 30, 1998 American's one year repricing gap, defined as repricing assets minus repricing liabilities as a percentage of total assets, was 26.78%, i.e. more of American's liabilities than assets reprice within a one year time frame. Management regularly reviews interest exposure to analyze the impact of changes in market interest rates on net interest income.

   The following table details American's interest rate sensitivity position at various time intervals as of September 30, 1998. (Non-accrual loans and corporate stocks are not included.)

                                                             INTEREST RATE SENSITIVITY

(Dollars in thousands)              Within     Three to      More than        More than
                                    three       twelve      one year to      three years to    Over
                                    months      months      three years       five years     five years  Total
                                   ---------   ---------   --------------    --------------  ---------- --------
Interest-earning assets:
Loans receivable                   $31,209   $  11,846         $ 14,835         $ 17,917     $25,248    $101,055
Investment securities (fair
 value)                             12,304      16,630            8,236           14,932      19,107      71,209
Other earning assets                 4,591           0                0                0           0       4,591
                                 ---------   ---------         --------         --------     -------    --------
Total interest-earning assets       48,104      28,476           23,071           32,849      44,355     176,855
                                 ---------   ---------         --------         --------     -------    --------

Interest-bearing liabilities:
Deposits:
  Interest-bearing demand           21,265           0                0                0           0      21,265
  Savings                           30,596           0                0                0           0      30,596
  Time                              33,595      52,525            8,541            2,089           0      96,750
Other interest-bearing
 liabilities                             0           0                0                0       3,098       3,098
                                 ---------   ---------         --------         --------     -------    --------
Total interest-bearing
 liabilities                        85,456      52,525            8,541            2,089       3,098     151,709
                                 ---------   ---------         --------         --------     -------    --------
Excess (deficiency) of
 interest-earning assets
 over interest-bearing
 liabilities                       (37,352)    (24,049)          14,530           30,760      41,257      25,146

Cumulative  excess
 (deficiency) of interest-
 earning assets over interest-
 bearing liabilities               (37,352)    (61,401)         (46,871)         (16,111)     25,146

Cumulative excess (deficiency)
 of interest-earning assets
 over interest-bearing
 liabilities as a percent of
 total assets                       (16.29%)    (26.78%)         (20.44%)          (6.98%)      9.72%




   Provision for Possible Loan Losses. The provisions for possible loan losses charged to operating expense is the result of a continuing review and assessment of the loan portfolio, taking into consideration the impact of economic conditions on the borrower's ability to repay, past collection experience, the risk characteristics of the loan portfolio and such other factors which deserve current recognition. As of September 30, 1998, the provision for possible loan losses totaled $1,340,000 compared to $1,430,000 for the same nine month period in 1997. The decrease in the provision for the nine months ended September 30, 1998 was determined from management's monitoring of the amount in the allowance for loan losses.

   Non-Interest Income. Non-interest income for the nine months ended September 30, 1998 totaled $7,892,106 compared to $4,388,332 for the same period in 1997. The increase was the result of a $2,500,510 non-recurring gain on the sale of two branch banking locations, a $769,009 increase in ATM funding activities income and an increase in other income of $474,517. These increases were partially offset by decreases in fee income of $50,320 and service charge income of $189,942.

   Non-Interest Expense. For the nine months ended September 30, 1998, non-interest expenses decreased $395,636 or 18.91% from the same period in 1997. Decreases of $552,123 in salaries and employee benefits and $24,078 in net occupancy expenses occurred and were offset by an increase of $180,565 in other operating expenses.

   Income taxes.   American's effective tax rate was 35.03% for the nine month period ended September 30, 1998 compared to 29.33% for the same period in 1997. Income tax provision increased $1,240,821 for the current nine month period.

   ANALYSIS OF FINANCIAL CONDITION. Investment Securities. Average investment securities for the nine months ended September 30, 1998 were $75,092,431, or 41.25%, of average earning assets compared to $82,148,025 or 41.34% at December 31, 1997. Total investment securities at September 30, 1998 were $72,082,886 including gross unrealized gains of $1,319,524 and gross unrealized losses of $94,219. The investment securities portfolio is used to make investments of various maturities in order to improve the overall earning asset yield. It also serves as a source of liquidity and as collateral to secure certain types of deposits. Most of American's investment securities are classified as "available for sale". The remainder are classified as "held to maturity". American has no securities classified as "trading". The composition of the portfolio, effectively managed, limits American's exposure to changes in interest rates and economic conditions as they occur.

   Securities Portfolio.   The carrying amount of investment securities as of
September 30, 1998 is included with the Securities Portfolio table in the year end comparison subsection.

   Loans and Non-Performing Assets. The loan portfolio is the largest component of American's earning assets. For the nine months ended September 30, 1998, total average loans outstanding were $106,124,929 compared to $113,031,081 at December 31, 1997. The amounts of loans outstanding according to types of loan as of September 30, 1998 are included in the Loan Portfolio Composition table in the year end comparison subsection.

   The largest segment of American's loan portfolio is commercial loans which represent approximately 53.24% of net loans as of September 30, 1998. As of December 31, 1997 commercial loans comprised 51.29% of net loans.

   Non-accrual, restructured and ninety days past due loans and other real estate owned as of September 30, 1998 are summarized in the Non-Performing Assets table in the year end comparison subsection. Also, several ratios that measure American's level of non-performing assets are included in such table.

   Total non-performing assets at September 30, 1998 were 2.56% of total assets. This is a 0.57% increase from total non-performing assets at December 31, 1997. The increase is primarily attributable to an increase in non-accrual loans.

   Non-accrual loans are loans on which the accrual of interest income has been discontinued and previously accrued interest has been reversed, because the borrower's financial condition has deteriorated to the extent that the collection of principal and interest is doubtful. Until the loan is returned to performing status, generally as the result of the full payment of all past due principal and interest, interest income is recorded on the cash basis.

   Allowance for Loan Losses. The loan loss experience for the nine months ended September 30, 1998 and the two years ended December 31, 1997 is summarized in the Allowance for Loan Losses table in the year end comparison subsection.

   At September 30, 1998 the allowance for possible loan losses was $2,854,518 as compared to $1,670,905 at December 31, 1997. The allowance as a percent of total loans outstanding was 2.74% and 1.51% as of September 30, 1998 and December 31, 1997, respectively. For the nine month period ending September 30, 1998, charge-offs exceeded recoveries by $156,387.

   Deposits. Total deposits at September 30, 1998 were $195,754,793, which is $6,809,527 or 3.36% lower than at December 31, 1997.

   Time deposits of $100,000 or more were $22,536,967 at September 30, 1998. These deposits consist primarily of deposits from local customers with which American has other banking relationships. American had no brokered deposits at September 30, 1998.

   Deposit Average Balances and Rates. The average daily amount of deposits and rates paid on such deposits as of September 30, 1998 is included with the Deposit Average Balances and Rates table in the year end comparison subsection.

   Maturities of Time Deposits of $100,000 or More. The maturities of time deposits of $100,000 or more as of September 30, 1998 is included with the Maturities of Time Deposits of $100,000 or More table in the year end comparison subsection.

   Liquidity. Liquidity is the ability of American to fund the needs of its borrowers, depositors and creditors. American's management maintains a strategy that provides adequate liquidity and manages interest rate risk. American's liquidity sources, including cash flows from sales, maturities and paydowns of loans and investment securities, federal funds purchased, securities sold under agreements to repurchase and a base of core deposits, are considered adequate to meet liquidity needs for normal operations.

   Capital Resources. American is required to comply with the risk-based capital guidelines adopted by the FDIC. Those guidelines apply weighting factors which vary according to the level of risk associated with each asset category. As of September 30, 1998, American exceeds all minimum capital ratios. American's consolidated regulatory capital ratios as of September 30, 1998 are included with the Capital Resources in the year end comparison.


                           INFORMATION ABOUT HANCOCK

GENERAL

   Hancock is a multi-bank holding company headquartered in Gulfport, Mississippi with total consolidated assets of approximately $2.7 billion at September 30, 1998. Hancock operates a total of 80 banking offices and 115 automated teller machines in the States of Mississippi and Louisiana through two wholly owned bank subsidiaries: Hancock Bank, Gulfport, Mississippi ("Hancock Bank MS") and Hancock Bank of Louisiana, Baton Rouge, Louisiana ("HBLA").

   Both Hancock Bank MS and HBLA are community oriented and focus primarily on offering commercial, consumer and mortgage loans and deposit services to individuals and small to middle market businesses in their respective market areas. Hancock Bank MS and HBLA's operating strategy is to provide their customers with the financial sophistication and breadth of products of a regional bank while successfully retaining the local appeal and level of service of a community bank.

MERGER ACTIVITY

   In November 1996, Hancock acquired Community Bancshares, Inc. which owned 100% of the stock of Community State Bank. This acquisition expanded Hancock's market to the Hammond, Louisiana area, where many of the people who are employed in East Baton Rouge Parish reside.

   On January 17, 1997, Hancock acquired Southeast National Bank, Hammond, Louisiana ("Southeast"). The acquisition was in return for approximately $3,700,000 cash and 121,000 shares of Hancock common stock. The acquisition was accounted for using the purchase method. Southeast had total assets of approximately $40,000,000 and shareholders' equity of approximately $4,000,000 as of December 31, 1996 and net earnings of approximately $500,000 for the year then ended.

   On July 15, 1997, Hancock acquired Commerce Corporation, St. Francisville, Louisiana ("Commerce"), which owned 100% of the stock of Bank of Commerce and Trust Company, for approximately $330,000 cash, 65,000 shares of common stock and the assumption of $1,250,000 in debt. The acquisition was accounted for using the purchase method. Commerce had total assets of approximately $29,000,000 and shareholders' equity of approximately $800,000 at December 31, 1996 and net earnings of approximately $260,000 for the year then ended.

   Hancock's regulatory capital at December 31, 1997, both on a historical basis and after giving pro forma effect to the Merger, as of that date, substantially exceeds all current minimum regulatory requirements.

COMMON STOCK PRICES AND DIVIDENDS

   Hancock's common stock trades on the Nasdaq Stock Market under the symbol "HBHC" and is listed in newspapers under Nasdaq market quotations under "HancHd." The following table sets forth the high and low sale prices of Hancock's common stock as reported on the Nasdaq Stock Market. These prices do not reflect retail mark-ups, mark-downs or commissions.


                                                                       CASH
                                            HIGH          LOW        DIVIDENDS
                                            SALE         SALE           PAID
                                        ------------   ---------   --------------

1998
   1st Quarter                              $62.75      $58.87            $0.25
   2nd Quarter                              $63.50      $52.50            $0.25
   3rd Quarter                              $55.50      $45.25            $0.25
   4th Quarter (through November __)        $____       $_____            $____

1997
   1st Quarter                              $42.50      $39.25            $0.25
   2nd Quarter                              $49.00      $39.50            $0.25
   3rd Quarter                              $51.50      $46.00            $0.25
   4th Quarter                              $63.25      $50.12            $0.25

1996
                                                      RESTATED*                       ACTUAL CASH
                                            -----------------------------------      DIVIDENDS PAID
   1st Quarter                              $32.83      $31.09            $0.22         $0.25
   2nd Quarter                              $35.22      $31.09            $0.22         $0.25
   3rd Quarter                              $35.00      $31.52            $0.22         $0.25
   4th Quarter                              $42.50      $32.61            $0.22         $0.25

*The figures presented have been restated to reflect the effect of a 15% stock dividend in 1996.


CHANGE OF CONTROL

   Certain provisions of the Hancock Articles of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change in control of Hancock which may (or may not) be in the best interest of the majority of the shareholders.

   SUPERMAJORITY VOTE. The Hancock Articles of Incorporation ("Hancock Articles") contain provisions regarding the vote required to approve certain business combinations or other significant corporate transactions involving Hancock and a substantial shareholder. Mississippi law generally requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting to approve a merger, consolidation or dissolution of Hancock or a disposition of all or substantially all of its assets. Hancock's Articles raise the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant transactions ("business combinations") if a "Substantial Shareholder" (as defined) is a party to the transaction or its percentage equity interest in Hancock will be increased by the transaction. Two-thirds of the whole Board of Directors ("Hancock Board") may, in all such cases, determine not to require such 80% vote, but only if a majority of the directors making such determination are "Continuing Directors" (as defined). Such determination may only be made before the Substantial Shareholder in question achieves such status.

   A "Substantial Shareholder" generally is defined as the "beneficial owner" of more than 10% of the outstanding shares of stock of Hancock entitled to vote in the election of directors ("voting shares"). "Beneficial ownership" generally is defined in accordance with Rule 13d-3 under the Exchange Act, and a Substantial Shareholder is also deemed to beneficially own shares owned, directly or indirectly, by an "affiliate" or "associate" of the Substantial Shareholder, as well as (i) shares which it or any such "affiliate" or "associate" has a right to acquire, (ii) shares issuable upon the exercise of options or rights, or upon conversion of convertible securities held by the Substantial Shareholder and (iii) shares beneficially owned by any other person with whom the Substantial Shareholder or any of his "affiliates" or "associates" acts as a partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of capital stock of Hancock.

   A "business combination" includes, but is not limited to, a merger or consolidation involving Hancock or any of its subsidiaries and a Substantial Shareholder; a sale, lease or other disposition of a "substantial part" of the assets of Hancock or any of its subsidiaries (i.e., assets constituting in excess of 10% of the book value of the total consolidated assets of Hancock) to a Substantial Shareholder; an issuance of equity securities of Hancock or any of its subsidiaries to a Substantial Shareholder for consideration aggregating $5 million or more; a liquidation or dissolution of Hancock; and a reclassification or recapitalization of securities of Hancock or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the percentage interest of a Substantial Shareholder in any class of equity securities of Hancock or such subsidiary.

   The foregoing provisions may not be amended or repealed without the affirmative vote of 80% or more of the votes entitled to be cast by all holders of voting shares (which 80% vote must also include the affirmative vote of a majority of the votes entitled to be cast by all holders of voting shares not beneficially owned by any Substantial Shareholder).

   The supermajority voting provisions may have the effect of discouraging any takeover or change in control of Hancock. If the holders of a majority of Hancock's outstanding common stock desire a takeover or change in control, and if such takeover or change in control is opposed by Hancock management, the above provisions could be used to thwart the desires of such majority.

   DIRECTORS. The Hancock Articles provide that the number of Hancock directors shall be fixed from time to time by Bylaw adopted by a majority of the Hancock
Board (but in no event less than nine).   Under the Mississippi Business
Corporation Act ("MBCA"), the Hancock Board may only increase or decrease by 80% or less the number of directors last approved by the shareholders; the shareholders must approve any proposal by the Hancock Board to increase or decrease by more than 30% the number of directors last approved by the shareholders. These provisions may not be amended or repealed without the approval of the holders of two-thirds of the outstanding Hancock stock.

   The Hancock Board may consist of not less than nine persons, as set from time to time by the Hancock Board, and currently consists of nine members. The Hancock Board is divided into three classes, as nearly equal in number as possible, with members of each class to serve for three years and with one class being elected each year.

   These provisions may have the effect of making it more difficult for shareholders to replace or add directors, or to otherwise influence actions taken by directors, which may discourage attempts to acquire control of Hancock which may (or may not) be in the best interest of the majority of the shareholders.

   SHAREHOLDER STOCK PURCHASE RIGHTS. On February 21, 1997 the Hancock Board declared a dividend of one common stock purchase right (a "Right") for each outstanding share of Hancock's stock. In addition, all shares of

Hancock stock issued since this date, including shares issued in the Merger, have been or will be accompanied by a Right. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from Hancock one share of stock. See "DESCRIPTION OF HANCOCK CAPITAL STOCK -- Common Stock Purchase Rights."

   The Rights are not currently exercisable, but will become exercisable at an exercise price of 50% of the current market price of the Hancock stock upon the public announcement that a person or group of persons has acquired 10% or more of the outstanding Hancock stock (the "Stock Acquisition Date"), or upon the announcement or commencement of a tender or exchange offer, without the prior approval of Hancock's Board if at any time following the Stock Acquisition Date
(i) Hancock is acquired in a merger of other business combination and Hancock is not the surviving corporation, (ii) any person or group effects a share exchange or merger with Hancock and all or part of Hancock's stock is converted or exchanged for securities, cash, or property of any other person or group, (iii) 50% or more of Hancock's assets or earning power is sold or transferred (any of such events also being a "Triggering Event"), then, in each such case, each holder of a Right shall have the right to receive, upon exercise, that number of shares of common stock of the Acquiring Person purchasable for the Purchase Price at a price of 50% of the current market value of such shares. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Hancock to treat each shareholder on a fair and equal basis.

   The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Hancock on terms not approved by Hancock's Board. The Rights should not interfere with any merger of other business combination approved by the Hancock Board prior to the time that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Hancock stock, or has been determined to be an Adverse Person, because until such time the Rights may be redeemed by Hancock at $0.01 per Right.


                      DESCRIPTION OF HANCOCK CAPITAL STOCK

AUTHORIZED AND OUTSTANDING STOCK

   As of September 30, 1998, the authorized capital stock of Hancock under its Articles of Incorporation ("Hancock Articles") consists of 75,000,000 shares of Hancock stock, of which 10,910,570 shares were outstanding including treasury shares and/or restricted shares totalling 433,173 shares. Assuming consummation of the Merger Agreement without any of American's shareholders exercising their dissenters' appraisal rights and reissue of all treasury shares, Hancock will have approximately 11,172,300 shares of common stock outstanding.

VOTING RIGHTS

   The holders of Hancock stock are each entitled to one vote per share on all matters brought before shareholders.

DIVIDEND RIGHTS

   The holders of stock are entitled to receive such dividends as may be declared, from time to time, by the Hancock Board out of funds legally available therefor. Substantially all of the funds available to Hancock for payment of dividends on the Hancock stock are derived from dividends paid by its subsidiaries. The payment of dividends by Hancock is subject to the restrictions of Mississippi law applicable to the declaration of dividends by a business, under which no distribution may be made if, after giving it effect (1) Hancock would not be able to pay its debts as they become due in the usual course of business; or (2) Hancock's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Hancock were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distributions.

   Additionally, the Federal Reserve Board has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the holding company appears consistent with its capital needs, asset quality and overall financial condition.

PREEMPTIVE RIGHTS

   The holders of Hancock stock do not have any preemptive or preferential right to purchase or to subscribe for any additional shares of Hancock stock that may be issued.

FULLY PAID AND NONASSESSABLE

   The shares of Hancock stock presently outstanding, and those shares of Hancock stock to be issued in connection with the Merger Agreement will be when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

LIQUIDATION RIGHTS

   In the event of liquidation, dissolution or winding-up of Hancock, whether voluntary or involuntary, the holders of Hancock stock will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders after the satisfaction of all liabilities or after adequate provision is made therefor and after payment of any preferences on liquidation of preferred stock, if any.

LIMITATION OF LIABILITY OF DIRECTORS

   The Hancock Articles provide that a director shall not be liable to Hancock or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on Hancock or its shareholders; (iii) a violation of Mississippi Code Annotated Section 79-4-8.33 (1972), as amended; or (iv) an intentional violation of criminal law.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

   Hancock's Articles provide for indemnification of officers, directors and employees in connection with a proceeding including reasonable expenses (attorney's fees) to the fullest extent permitted by the MBCA in effect from time to time and also provide for indemnification against liability to Hancock, liability for improperly receiving a personal benefit and/or liability for any other reason, provided that such person's conduct did not constitute gross negligence or willful misconduct as determined by a board of directors or committee designated by the board, by special legal counsel, by the shareholders or by a court.

   The Hancock Articles also provide for advances to persons for reasonable expenses if the person furnishes a written undertaking to repay the advance if these actions are adjudged to be grossly negligent or willful misconduct and a determination is made that the facts known would not preclude indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Hancock pursuant to the foregoing provisions, Hancock has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT

   The registered transfer agent and registrar for Hancock stock is Hancock Bank MS.

CHANGES IN CONTROL

   See "INFORMATION ABOUT HANCOCK -- Changes in Control."

COMMON STOCK PURCHASE RIGHTS

   Attached to each share of Hancock stock held by a registered holder is a common stock Purchase Right. Each Right entitles the registered holder, subject to the terms of the rights agreement, to purchase from Hancock one share of common stock in the event of a change in control. See "INFORMATION ABOUT HANCOCK --Changes in Control."


                      COMPARISON OF RIGHTS OF SHAREHOLDERS

   If the Merger Agreement is consummated, shareholders of American, other than those exercising dissenter's rights, will become shareholders of Hancock, and their rights as shareholders will be governed by the Hancock Articles and Bylaws, rather than the Articles of Incorporation ("American Articles") and Bylaws of American. The rights of Hancock's shareholders are governed by the Hancock Articles and Bylaws and the laws of Mississippi. The rights of American's shareholders are governed by the American Articles and Bylaws and the laws of Louisiana, including the Louisiana Business Corporation Law ("LBCL"). The following is a brief summary of the principal differences between the rights of shareholders of Hancock and the shareholders of American. This summary is qualified in its entirety by reference to the Hancock Articles and Bylaws, American Articles and Bylaws, the LBCL and the Mississippi Business Corporation Act ("MBCA").

AUTHORIZED CAPITAL

   American has 90,000 shares of authorized common stock. Hancock has 75,000,000 shares of authorized common stock.

BOARD OF DIRECTORS

   American Board is composed of such number of persons up to 30 elected by the shareholders annually. American Board currently consists of 7 members. Directors are elected for one year terms of office each year or until their successors are chosen and qualified.

   The Hancock Board may consist of not less than nine persons, as set from time to time by the Hancock Board, and currently consists of nine members. The Hancock Board is divided into three classes, as nearly equal in number as possible, with members of each class to serve for three years and with one class being elected each year. See "INFORMATION ABOUT HANCOCK - Changes In Control."

REMOVAL OF DIRECTORS

   Under the LBCL, at any meeting of shareholders called expressly for that purpose any director or the entire American Board may be removed, with or without cause, by a vote of the holders a majority of the shares then entitled to vote in the election of directors. A director of Hancock may be removed from office only for cause, by the affirmative vote of a majority of directors present.

AMENDMENT OF THE ARTICLES OF INCORPORATION

   American Articles may be amended by holders of a majority of its outstanding stock. The affirmative vote of the holders of a majority of votes entitled to be cast at a shareholders meeting is required to amend any provision of the Hancock Articles unless the amendment would amend provisions relating to certain changes in control, in which case 80% or more of the votes entitled to be cast is required, or unless the amendment would amend the Hancock

Articles relating to size, composition and removal of the Hancock Board, in which case the approval of the holders of not less than two-thirds of the outstanding Hancock common stock is required.

AMENDMENT OF BYLAWS

   The Bylaws of American and the LBCL provide that the bylaws may be amended by a two-thirds vote of the directors present at a regular meeting of directors, subject to the right of the shareholders to repeal any bylaws so made.

   Although certain provisions of Hancock's Bylaws relating to changes in control and the size, composition and removal of the Hancock Board require a vote of 80% of the total voting power and a vote of two-thirds of the outstanding common stock, respectively, the remaining provisions of Hancock's Bylaws may be amended or repealed by the Hancock Board, if a quorum is present, by the affirmative vote of a majority of directors present or by the shareholders if a quorum exists and the votes cast favoring the action exceed the votes cast opposing the action.

MEETINGS OF SHAREHOLDERS

   Under American's Bylaws and the LBCL, a special meeting of the shareholders may be called at any time by the President, the Board of Directors, or the holders of not less than 20% of the outstanding stock.

   Under Hancock's Bylaws, a special meeting of the shareholders may be called, for any purpose or purposes, unless otherwise prescribed by statute, by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than one-tenth of all the votes entitled to be cast on any issue proposed to be considered at the meeting. A request for a special meeting must be signed and dated by the shareholder(s) requesting the special meeting and must state the purpose of the meeting, and be delivered to the corporation's Secretary. Business transacted at a special meeting of the shareholders is confined to the purpose(s) stated in the notice.

REPORTS TO SHAREHOLDERS

   The Hancock stock is registered under the Exchange Act, and, therefore, Hancock is required to provide annual reports containing audited financial statements to shareholders and to file such other reports with the SEC and solicit proxies in accordance with the rules of the SEC. Hancock also provides reports to its shareholders on an interim basis containing unaudited financial information. American stock is not registered under the Exchange Act, and American does not provide its shareholders with annual reports containing audited financial statements of American.

DIVIDENDS

   The sources of funds for payments of dividends by American and Hancock are their subsidiaries. Because the primary subsidiaries of American and Hancock are financial institutions, payments made by such subsidiaries of American and Hancock to their shareholders are limited by law and regulations of the bank regulatory authorities.

   The LBCL provides that a board of directors may declare dividends in cash, property or shares out of surplus (except earned surplus reserved by the board) except: (1) when the corporation is insolvent or would thereby become insolvent, or (2) when such would be contrary to restrictions in the corporation's Articles of Incorporation. If no surplus is available, dividends may be paid out of net profits for current or preceding fiscal years, under certain restrictions. The MBCA provides that no distribution, including dividend distributions, may be made if, after giving it effect the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders who have superior preferential rights upon dissolution.

REDEMPTION AND RETIREMENT OF SHARES

   A Louisiana corporation cannot purchase or redeem its shares when it is insolvent, or at a price, in the case of shares subject to redemption, exceeding the redemption price thereof, or when its net assets are less than, or such purchase would reduce its net assets below, the aggregate amount payable on liquidation upon any issued shares having a preferential right to participate in the assets in the event of liquidation which remain after the purchase or redemption and cancellation of any shares in connection with the purchase or redemption. Without submitting such purchase to a vote of the shareholders of the corporation, the corporation is authorized to purchase, directly or indirectly, its own shares to the extent of the aggregate of the unrestricted surplus available therefor, and to the extent of stated capital as will not reduce stated capital below the aggregate allocated value of the issued shares remaining after the purchase of its shares.

   Under Mississippi law, a corporation is permitted to purchase or redeem shares of its own stock except where upon doing so, the corporation would not be able to pay its debts as they become due in the usual course of business. This prohibition also applies to where the corporation's total assets would be less than the sum of the corporation's total liabilities, plus, unless the articles permit otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose shares are purchased or redeemed, if the corporation were to be dissolved at the time of such purchase or redemption. Mississippi law permits a Board of Directors to base its determination as to whether such purchase or redemption is prohibited either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable under the circumstances.

REVERSION OF UNCLAIMED DIVIDENDS

   American's Articles provide that any and all cash, property or share dividends, shares issuable to shareholders in connection with a reclassification of stock, and the redemption price of redeemed shares, which are not claimed by the shareholders entitled thereto within a reasonable time (not less than one year in any event) after the dividend or redemption price became payable or the shares became issuable, despite reasonable efforts by the corporation to pay the dividend or redemption price or deliver the certificates for the shares to such shareholders within such time, shall, at the expiration of such time, revert in full ownership to the corporation, and the corporation's obligation to pay such dividend or redemption price or issue such shares, as the case may be, shall thereupon cease; provided that the Board of Directors may, at any time, for any reason satisfactory to it, but need not, authorize (a) payment of the amount of any cash or property dividend or redemption price or (b) issuance of any shares, ownership of which has reverted to the corporation pursuant to the provision of this Article, to the entity who or which would be entitled thereto had such reversion not occurred. The Hancock Articles and Bylaws have no provisions regarding reversion.

SHAREHOLDERS INSPECTION RIGHTS

   Under the LBCL and the Louisiana Banking Law, upon at least five days' written notice, any shareholder, except a business competitor, who is and has been the holder of record of at least two percent of the outstanding shares of any class of a corporation for at least six months has the right to examine, in person or by agent or attorney, at any reasonable time, for any proper and reasonable purpose, any and all of the records and accounts of the corporation and to make extracts therefrom. Louisiana law allows two or more shareholders, each of whom has been a holder of record for six months, whose aggregate holdings equal five percent to inspect the records. Under the MBCA, any shareholder may inspect the shareholders' list if the demand is made in good faith and for a proper purpose. Such shareholder must describe his purpose and establish that the list is directly connected to his purpose. Moreover, the shareholders' list must be available for inspection by any shareholder beginning two days after notice of a shareholder's meeting is given and continuing until the meeting takes place.

LIMITATION OF LIABILITY OF DIRECTORS

   American's Articles provide that directors shall not be personally liable to American for monetary damages except for (1) breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) any unlawful dividend or any other unlawful distribution, payment or return of assets made to shareholders, or (4) any transactions from which the director derived an improper personal benefit. In the event that Louisiana law hereafter authorizes state banks to further limit or eliminate the personal liability of directors, then the liability of each director shall be limited or eliminated to the full extent permitted by Louisiana law as amended.

   The Hancock Articles provide that a director shall not be liable to Hancock or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on Hancock or its shareholders; (iii) a violation of Mississippi Code Annotated Section 79-4-8.33 (1972), as amended; or (iv) an intentional violation of criminal law.

INDEMNIFICATION

   American's Articles permit it to indemnify directors, officers and employees it or any person serving as a director, officer or employee of another corporation at American's request and may maintain liability insurance for such persons as, and to the extent, permitted by the LBCL.

   The LBCL permits American to indemnify any person who is or was a party or is threatened to be made a party to any action, suit, proceeding, whether civil, criminal, administrative, or investigative. This includes any action by or in the right of the corporation (a "derivative action"), by reason of fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if the director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the director must show that he or she had no reasonable cause to believe his or her conduct was unlawful.

   In the case of derivative actions, LBCL limits the indemnity to expenses (including attorney's fees) and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the action to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action.

   The MBCA provides that a director, officer or agent of a corporation may be indemnified for such service if he conducted himself in good faith, and he reasonably believed in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests; and in all other cases that his conduct was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, a director must show that he had no reasonable cause to believe his conduct was unlawful. Indemnification permitted under this section in connection with a derivative action is limited to reasonable expenses incurred in connection with the proceeding. The MBCA further authorizes a corporation to make further indemnity for certain actions that do not constitute gross negligence or willful misconduct if authorized by the corporation's Articles.

   The Hancock Articles provide for indemnification to the fullest extent permitted by the MBCA and specifically provide for the further indemnity authorized by the MBCA. The Hancock Articles provide that Hancock shall indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, formal or informal (a "Proceeding"), by reason of the fact that such person is or was a director, officer, employee or agent of Hancock against any obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including legal fees) incurred with respect to the Proceeding: (A) to the fullest extent permitted by the MBCA and (B) despite the fact that such person has failed to meet the standard of conduct set forth in the MBCA, or would be disqualified for indemnification under the Act for any reason, if a determination is made by (i) the Hancock Board or a committee duly designated by it, consisting of two or more directors not at the time parties to the Proceeding, (ii) by special legal counsel, (iii) by the shareholders or (iv) by a court, that the acts or omissions of the director, officer, employee or agent did not constitute gross negligence or willful misconduct. However, Hancock may not indemnify a person for: (i) an intentional infliction of harm on Hancock or its shareholders; (ii) a violation of

Mississippi Code Annotated Section 79-4-8.33 (1972), as amended; or for (iii) an intentional violation of criminal law, nor may it indemnify a person for receipt of a financial benefit to which he is not entitled unless ordered by a court under Mississippi Code Annotated, Section 79-4-8.54(9)(3). The Hancock Articles further provide that Hancock shall indemnify a person in connection with a proceeding by or in the right of Hancock for reasonable expenses incurred in connection with the Proceeding if such acts or omissions do not constitute gross negligence or willful misconduct, and shall make further indemnification in connection with the Proceeding if so ordered by a court under Mississippi Code Annotated, Section 79-4-8.54(9)(3).

   Hancock, upon request, shall pay or reimburse such person for his reasonable expenses (including legal fees) in advance of final disposition of the Proceeding as long as: (i) such person furnishes Hancock a written undertaking, executed personally or on his behalf, to repay the advance if he is not entitled to mandatory indemnification under Mississippi Code Annotated, Section 79-4-8.52 and it is ultimately determined by a judgment or other final adjudication that his acts or omissions did constitute gross negligence or willful misconduct, which undertaking must be an unlimited general obligation of such person, and which shall be accepted by Hancock without reference to the financial ability of the person to make repayment or to collateral; (ii) such person furnishes a written affirmation of his good faith that his acts or omissions did not constitute gross negligence or willful misconduct; and (iii) a determination is made by any of the determining bodies that the facts then known to those making the determination would not preclude indemnification under the Hancock Articles.

   Under the LBCL, a corporation may pay, prior to final disposition, the expenses (including attorneys' fees) incurred by a director or officer in defending a proceeding. Under Louisiana law, expenses incurred by an officer or director in defending any action may be advanced prior to final disposition upon receipt of an undertaking by the director or officer of the corporation to repay such advances if it is ultimately determined that he is not entitled to indemnification. Louisiana law does not require the undertaking to be secured and the undertaking may be accepted without reference to financial ability to make the repayment.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Hancock pursuant to the foregoing provisions, Hancock has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SUPERMAJORITY VOTING REQUIREMENTS; BUSINESS COMBINATIONS

   American's Articles and Bylaws do not have supermajority voting requirements for business combinations or other matters. Hancock's Articles contain provisions regarding the vote required to approve certain business combinations or other significant corporate transactions involving Hancock and a substantial shareholder, as described under "INFORMATION ABOUT HANCOCK -- Changes in Control."

   The LBCL places restrictions on "business combinations" (generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested shareholder" (generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). The restrictions generally apply to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested shareholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. They generally do not apply if specified conditions are met, including a combination that the shareholders receive in the business combination consideration for their shares of stock in the corporation that is no less than the highest of several different standards, one of which is that the consideration to be paid must be no less than the highest price as the interested shareholder paid for shares of stock in the corporation acquired by such interested shareholder within two years of such business combination, or if the business combination is recommended by the Board and approved by the affirmative vote of at least each of the following: (i) 80% of the votes entitled to be cast by outstanding shares of voting stock voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by holders of voting stock, other than voting stock held by the interested shareholder who is a party to the business combination, voting together as a single voting group.

   Under other provisions of the LBCL (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including American) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority in voting interest of the pre-existing, disinterested shareholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the corporation is a party.

DISSENTERS' APPRAISAL RIGHTS

   The LBCL provides appraisal rights to shareholders in connection with mergers and consolidations and the sale, lease or exchange of all of the corporation's assets, if such are approved by less than 80% of its total voting power. Appraisal rights are not available under the LBCL in the case of: (1) a sale pursuant to a court order; (2) a sale for cash requiring distribution of all or substantially all of the net proceeds to shareholders in accordance with their respective interests within one year of the date of the sale; and (3) shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange unless the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation. The MBCA provides appraisal rights to shareholders in any of the following corporate actions: (1) a merger if shareholder approval is required or if the corporation is a subsidiary that merges with its parent; (2) a plan of share exchange if the corporation is being acquired and the shareholder is entitled to vote; and (3) a sale or exchange of all or substantially all of the property of the corporation that is not in the usual and regular course of business, but not including a court ordered sale or sale pursuant to a plan where the shareholders will receive the proceeds within one year after the date of sale.

SHAREHOLDER RIGHTS PLAN

   Shareholders Rights attached to each share of Hancock stock held by a registered holder entitles the registered holder, subject to the terms of a rights agreement, to purchase from Hancock one share of Hancock stock in the event of a change in control. See "INFORMATION ABOUT HANCOCK -- Changes in Control." American does not have a shareholder rights plan.


                             ADDITIONAL INFORMATION

LEGAL MATTERS

   Certain legal matters in connection with the Hancock common stock being offered hereby will be passed upon by Watkins Ludlam Winter & Stennis, P.A., counsel for Hancock.

EXPERTS

   The consolidated financial statements of American as of and for the years ended December 31, 1997 and 1996 contained in this Proxy Statement-Prospectus have been audited by Broussard, Poche, Lewis & Breaux, LLP, Certified Public Accountants, independent auditors, as set forth in their report with respect thereon appearing elsewhere herein, and have been included in reliance upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Hancock as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Proxy Statement-Prospectus by reference from the 1997 Hancock Annual Report on Form 10-K have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS

   At the time of the preparation of this Proxy Statement-Prospectus, American has not been informed of any matters to be presented by or on behalf of American or its management for action at the Meeting other than those listed in the Notice of Meeting of Shareholders and referred to herein. If any other matters come before the meeting or any adjournment thereof, the persons named in the enclosed proxy will vote on such matters according to their best judgment. Shareholders are urged to sign the enclosed proxy, which is solicited on behalf of American Board and return it at once in the enclosed envelope.

WHERE YOU CAN FIND MORE INFORMATION

   Hancock has filed with the Commission a Registration Statement under the Securities Act that registers the distribution to American Shareholders of the shares of Hancock common stock to be issued in connection with the Merger (the "Registration Statement"). The Registration Statement including the attached exhibits and schedules, contain additional relevant information about Hancock and the Hancock common stock. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this Proxy Statement-Prospectus.

   In addition, Hancock files reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the SEC:


     Public Reference Room        New York Regional Office   Chicago Regional Office
     450 Fifth Street, N.W.       7 World Trade Center       Citicorp Center
     Room 1024                    Suite 1300                 Suite 1400
     Washington, D.C.  20549      New York, New York 10048   Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issues, like Hancock, who file electronically with the Commission. The address of that site is http://www.sec.gov. You can view and download a copy of the Registration Statement (including exhibits) at this web site.

     You can also inspect reports, proxy statements and other information about Hancock at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Commission allows Hancock to "incorporate by reference" information into this Proxy Statement-Prospectus. This means that Hancock can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Proxy Statement-Prospectus, except for any information that is superseded by other information that is set forth directly in this document.

     This Proxy Statement-Prospectus incorporates by reference the documents set forth below that Hancock has previously filed with the Commission. They contain important information about Hancock and its financial condition.


Hancock SEC Filings                         Period
-------------------                         ------

Proxy Statement for its annual meeting
of shareholders held on February 19, 1998

Annual Report on Form 10-K          Year ended December 31, 1997
Quarterly Reports on Form 10-Q      Periods ended:
                                    .    March 31, 1998
                                    .    June 30, 1998
                                    .    September 30, 1998

Current Reports on Form 8-K              August 21, 1998

The description of the rights set forth in Item 1 of Hancock's Registration Statement on Form 8-A
(SEC File No. 000-13089), dated February 27,
1997, and any amendment or report filed to update such description

     Hancock incorporates by reference additional documents that it may have filed with the Commission between the date of this Proxy Statement-Prospectus and the date of the Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Hancock has supplied all information contained or incorporated by reference in the Proxy Statement-Prospectus relating to Hancock, as well as all pro forma financial information, and American has supplied all such information relating to American.

     You can obtain any of the documents incorporated by reference in this document through Hancock, or from the Commission through the Commission's Internet world wide web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Proxy Statement-Prospectus. You can obtain documents incorporated by reference in this Proxy Statement-Prospectus by requesting them in writing or by telephone from:

                       George A. Schloegel, Vice Chairman
                            Hancock Holding Company
                              Post Office Box 4019
                            Gulfport, MS 39502-4019
                                 (228) 868-4706

     If you would like to request documents from Hancock, please do so by ___________, 1998 to receive them before the Meeting. If you request any incorporated documents from us, Hancock will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     You should rely only on the information contained in or incorporated by reference in this Proxy Statement-Prospectus in considering how to vote your shares at the Meeting. Neither Hancock nor American has authorized anyone to provide you with information that is different from the information in this document. This Proxy Statement-Prospectus is dated November ____, 1998. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of the Proxy Statement-Prospectus nor the issuance of Hancock common stock in the Merger shall create any implication to the contrary.

                     INDEX TO AMERICAN FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT                                                 F-2

FINANCIAL STATEMENTS - DECEMBER 1997 AND 1996

     Consolidated balance sheets                                     F-3 and F-4
     Consolidated statements of income                                       F-5
     Consolidated statements of changes in shareholders' equity              F-6
     Consolidated statements of cash flows                           F-7 and F-8
     Notes to consolidated financial statements                       F-9 - F-26

FINANCIAL STATEMENTS - SEPTEMBER 30, 1998 AND 1997
(UNAUDITED)

     Condensed consolidated balance sheets                         F-27 and F-28
     Condensed consolidated statements of income                            F-29
     Condensed consolidated statements of cash flows               F-30 and F-31
     Notes to condensed consolidated financial statements                   F-32

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Security Bancshares
  of Ville Platte, Inc.
Ville Platte, Louisiana


We have audited the accompanying consolidated balance sheets of American Security Bancshares of Ville Platte, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Security Bancshares of Ville Platte, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

Broussard, Poche, Lewis & Breaux, LLP

Lafayette, Louisiana
May 29, 1998

               AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996


          ASSETS                                     1997           1996
                                                 ------------   ------------
Cash and due from banks                          $ 28,505,392   $ 24,512,518

Interest-bearing deposits in banks                     69,529         92,290

Federal funds sold                                  1,800,000              -

Investment securities:
 Available for sale                                74,017,217     75,283,364
 Held to maturity (estimated market values
   $5,670,283 and $5,091,999, respectively)         5,514,365      4,909,135

Loans, less allowance for loan losses
 ($1,670,905 and $1,540,288, respectively)        108,941,320    111,858,095

Bank premises and equipment, net of
 accumulated depreciation ($3,670,277 and
 $3,153,025, respectively)                          4,762,916      4,963,109

Accrued interest receivable                         1,510,576      1,750,015

Other real estate, net of allowances of
 $199,798 and $290,356, respectively                1,993,146      2,219,697

Other assets                                        1,091,874      3,391,324
                                                 ------------   ------------

Total assets                                     $228,206,335   $228,979,547
                                                 ============   ============

                                                                     (continued)

See Notes to Consolidated Financial Statements.

     LIABILITIES AND SHAREHOLDERS' EQUITY            1997           1996
                                                 ------------   ------------
LIABILITIES
 Deposits:
   Demand                                        $ 39,320,917   $ 37,692,364
   Interest-bearing demand                         33,650,101     27,150,514
   Savings                                         32,333,732     31,819,853
   Time, $100,000 and over                         22,286,878     26,668,487
   Other time                                      74,972,692     76,487,267
                                                 ------------   ------------
                                                  202,564,320    199,818,485
Accrued interest payable                              892,334        939,460
Other borrowed funds                                3,396,271      7,916,893
Other liabilities                                     423,666        326,303
                                                 ------------   ------------
 Total liabilities                                207,276,591    209,001,141
                                                 ------------   ------------

SHAREHOLDERS' EQUITY
 Common stock, $10 par value; 90,000
   shares authorized; 48,467 shares
   issued and outstanding                             484,670        484,670
 Additional paid in capital                           342,720        342,720
 Surplus                                            8,000,000      8,000,000
 Retained earnings                                 11,687,313     10,952,771
 Net unrealized appreciation on securities
   available for sale, net of tax of
   $213,809 and $102,126, respectively                415,041        198,245
                                                 ------------   ------------
                                                   20,929,744     19,978,406
                                                 ------------   ------------
 Total shareholders' equity
 Total liabilities and shareholders' equity      $228,206,335   $228,979,547
                                                 ============   ============

               AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     Years Ended December 31, 1997 and 1996


                                                        1997           1996
                                                     -----------   ------------
Interest income:
 Interest on loans                                   $11,249,554    $11,308,726
 Interest on investment securities -
   U.S. Treasury                                         724,312        798,750
   U.S. Government agencies                            3,888,914      4,169,258
   State and political subdivisions                      583,506        586,838
 Interest on federal funds sold                          185,794         77,535
 Interest on bank time deposits                            1,708         67,168
                                                     -----------    -----------
                                                      16,633,788     17,008,275
                                                     -----------    -----------
Interest expense:
 Interest on deposits -
   Interest bearing demand                               828,120        844,436
   Savings                                               730,441        734,982
   Time, $100,000 and over                             1,431,891      1,352,457
   Other time                                          4,052,355      3,876,244
 Interest on borrowed funds                              268,088        505,912
                                                     -----------    -----------
                                                       7,310,895      7,314,031
                                                     -----------    -----------
        Net interest income                            9,322,893      9,694,244
                                                     -----------    -----------
Provision for possible loan losses                     1,490,000      1,220,000
                                                     -----------    -----------
        Net interest income after provision
          for possible loan losses                     7,832,893      8,474,244
                                                     -----------    -----------

Non-interest income:
 Other fee income                                        656,064        755,919
 Service charges                                       2,417,052      2,197,284
 Income from electronic banking                        1,794,298        602,977
 Net realized gain on sale of
   available for sale securities                         161,695        166,493
 Other                                                   820,843        779,126
                                                     -----------    -----------
                                                       5,849,952      4,501,799
                                                     -----------    -----------
Non-interest expense:
 Salaries                                              4,458,780      3,672,881
 Officer and employee benefits                         1,007,730      1,019,143
 Net occupancy expense                                 1,496,795      1,393,090
 Loss on funding of ATM's                              1,253,014              -
 Other operating expenses                              2,823,765      2,431,512
                                                     -----------    -----------
                                                      11,040,084      8,516,626
                                                     -----------    -----------
        Income before income taxes                     2,642,761      4,459,417
Income tax provision                                     696,544      1,373,070
                                                     -----------    -----------
        Net income                                   $ 1,946,217    $ 3,086,347
                                                     ===========    ===========
Basic and diluted earnings per share                      $40.16         $63.68
                                                     ===========    ===========

See Notes to Consolidated Financial Statements.

               AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years Ended December 31, 1997 and 1996


                                                                                          Net
                                                                                       Unrealized
                                                                                      Appreciation
                                            Additional                               on Securities
                                 Common      Paid in                    Retained       Available
                                  Stock      Capital      Surplus       Earnings        for Sale         Total
                                ---------   ----------   ----------   ------------   --------------   ------------

Balance, December 31, 1995       $484,670     $342,720   $8,000,000   $ 8,641,896       $1,063,620    $18,532,906
Net income for 1996                     -            -            -     3,086,347                -      3,086,347
Cash dividend for 1996                  -            -            -      (775,472)               -       (775,472)
Net changes in unrealized
 appreciation on available
 for sale securities                    -            -            -             -         (865,375)      (865,375)
                                ---------   ----------   ----------   -----------       ----------    -----------
Balance, December 31, 1996        484,670      342,720    8,000,000    10,952,771          198,245     19,978,406
Net income for 1997                     -            -            -     1,946,217                -      1,946,217
Cash dividend for 1997                  -            -            -    (1,211,675)               -     (1,211,675)
Net changes in unrealized
 appreciation on available
 for sale securities                    -            -            -             -          216,796        216,796
                                ---------   ----------   ----------   -----------       ----------    -----------
Balance, December 31, 1997       $484,670     $342,720   $8,000,000   $11,687,313       $  415,041    $20,929,744
                                =========   ==========   ==========   ===========       ==========    ===========

See Notes to Consolidated Financial Statements.

               AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1997 and 1996

                                                             1997            1996
                                                         -------------   -------------
OPERATING ACTIVITIES
 Net income                                              $  1,946,217    $  3,086,347
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization of investment security premiums              80,719          82,160
     Accretion of investment security discounts               (70,468)        (69,292)
     Decrease in interest receivable                          239,439         217,975
     (Increase) decrease in other assets                    2,299,450      (2,778,123)
     Provision for loan losses                              1,490,000       1,220,000
     Provision for depreciation                               545,173         460,556
     Write down of other real estate                           37,131          15,616
     Increase (decrease) in interest payable                  (47,126)        183,034
     Increase (decrease) in other liabilities                  97,363        (478,787)
                                                         ------------    ------------
         Net cash provided by operating activities          6,617,898       1,939,486
                                                         ------------    ------------

INVESTING ACTIVITIES
 Proceeds from sales and maturities of investment
   securities                                              23,357,449      34,072,167
 Purchases of investment securities                       (22,489,988)    (27,781,475)
 Net (increase) decrease in short-term investments         (1,777,239)      2,033,916
 Net (increase) decrease in loans                           1,426,775     (11,812,780)
 Purchases of premises and equipment                         (344,980)       (630,000)
 Net (increase) decrease in other real estate owned           189,421        (159,857)
                                                         ------------    ------------
         Net cash provided by (used in)
           investing activities                               361,438      (4,278,029)
                                                         ------------    ------------

FINANCING ACTIVITIES
 Net increase in demand deposits,
   transaction accounts, and savings accounts               8,642,019      11,682,160
 Net increase (decrease) in certificates of deposit        (5,896,184)      6,519,836
 Increase (decrease) in other borrowed funds               (4,520,622)      2,702,764
 (Decrease) in federal funds purchased                              -      (3,275,000)
 Cash dividends paid                                       (1,211,675)       (775,472)
                                                          ------------    ------------
         Net cash provided by (used in)
           financing activities                            (2,986,462)     16,854,288
                                                         ------------    ------------
         Increase in cash and cash equivalents              3,992,874      14,515,745
                                                         ------------    ------------

                                                            (continued)



                                                        1997           1996
                                                    ------------   ------------
Increase in cash and cash equivalents
 (brought forward)                                   $ 3,992,874    $14,515,745

Cash and cash equivalents at beginning of year        24,512,518      9,996,773
                                                     -----------    -----------
Cash and cash equivalents at end of year             $28,505,392    $24,512,518
                                                     ===========    ===========
Cash interest received                               $16,873,227    $17,226,250
                                                     ===========    ===========
Cash interest paid                                   $ 7,358,021    $ 6,950,997
                                                     ===========    ===========
Cash federal income taxes paid                       $   405,998    $ 1,595,937
                                                     ===========    ===========


See Notes to Consolidated Financial Statements.

               AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Significant Accounting Policies

       The accounting and reporting policies followed by American Security Bancshares of Ville Platte, Inc. (the "Corporation") and subsidiary, American Security Bank (the "Bank"), conform to generally accepted accounting principles consistently applied and generally practiced within the banking industry. The following is a summary of the more significant policies:

       Consolidation:

         The consolidated financial statements include the accounts of the respective parent Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

       Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

       Investment securities:

         At January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three categories: trading, available for sale, or held to maturity.

         Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities not classified as held to maturity or trading are classified as available for sale.

         Trading account securities are carried at market value. Gains and losses, both realized and unrealized, are reflected in earnings. Held to maturity securities are stated at amortized cost. Available for sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.

         The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Amortization, accretion and accruing interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains. The cost of securities sold is determined on the specific identification method.

       Loans:

         Commercial and mortgage loans are stated at principal amounts outstanding at the balance sheet date. Interest on these loans is accrued daily based on the principal balances outstanding. Unearned discount on installment loans is amortized and included in interest income using the sum-of-the-month digits method over the terms of the applicable loans which does not differ materially from the interest method.

         Commercial loans are placed on nonaccrual status when, in management's opinion, there is doubt concerning full collectibility of both principal and interest. All commercial nonaccrual loans are considered to be impaired in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Consumer loans are generally charged off when any payment of principal or interest is more than 120 days delinquent. Interest payments received on nonaccrual loans are applied to principal if there is doubt as to the collectibility of the principal; otherwise, these receipts are recorded as interest income. A loan remains in nonaccrual status until it is current as to principal and interest, and the borrower demonstrates the ability to fulfill the contractual obligation.

         Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to the yield on the related loan.

       Allowance for possible loan losses:

         The allowance for possible loan losses is maintained to provide for possible losses inherent in the loan portfolio. On January 1, 1995, the Company adopted SFAS No. 114, as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." In accordance with SFAS No. 114, the allowance for possible loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

         The allowance is based on management's estimate of future losses; actual losses may vary from the current estimate. The estimate is reviewed periodically, taking into consideration the risk characteristics of the loan portfolio, past loss experience, general economic conditions and other factors which deserve current recognition. As adjustments to the estimate of future losses become necessary, they are reflected as a provision (positive or negative) for possible loan losses in current-period earnings. However, because factors such as loan growth, the future collectibility of loans and the amounts and timing of future cash flows expected to be received on impaired loans are uncertain, the level of future provisions (positive or negative), if any, generally cannot be predicted. Actual loan losses are deducted from and subsequent recoveries are added to the allowance.

       Bank premises and equipment:

         Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight line method. Useful lives utilized for purposes of computing depreciation are as follows: buildings - 10 to 40 years; furniture and equipment - 5 to 20 years. Maintenance and repair costs are expensed as incurred.

         The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", as of January 1, 1996. The impact on the Corporation's financial position and results of operations for the year ended December 31, 1997 was not material.

       Other real estate:

         Other real estate owned includes real estate and other collateral acquired upon the default of loans. Other real estate is recorded at the fair value of the assets acquired less estimated selling costs. Losses arising from the initial reduction of the outstanding loan amount to fair value are deducted from the allowance for possible loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Income and expenses associated with other real estate prior to sale are included in current earnings.

       Federal income taxes:

         The Corporation files a consolidated federal income tax return with the subsidiary Bank. The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are based on the temporary differences between the financial reporting basis and tax basis of the Corporation's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal timing differences are depreciation expense, write down of other real estate, bad debt expense and certain expenses related to electronic banking operations.

       Cash and cash equivalents:

         The statements of cash flows classify changes in cash and cash equivalents according to operating, investing or financing activities. Cash and due from banks are regarded as cash equivalents for purposes of the statements of cash flows.

       Net income per share of common stock:

         Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

       Recent pronouncements:

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and SFAS No. 129, "Disclosure of Information About Capital Structure" which are effective for quarters ending after December 15, 1997, and fiscal years ending after December 15, 1997, respectively. The implementation of these statements did not have a material effect on its results of operations or financial statement disclosures.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS Nos. 130 and 131 are effective for 1998. The implementation of these statements did not have a material effect on its results of operations or financial statement disclosures.

       Reclassifications:

         Certain items included in the consolidated financial statements for 1996 have been reclassified to conform with the 1997 presentation.

Note 2.  Restrictions on Cash

       The Bank is required to maintain average reserve balances as required by the Federal Reserve Bank. The average amount of these reserves was $3,790,000 and $2,303,000 for the years ended December 31, 1997 and 1996, respectively.

       The Bank was required to maintain a balance of $20,000 for the years ended December 31, 1997 and 1996 at First National Bankers Bank (FNBB) in conjunction with bank card servicing performed at FNBB for the Bank.

       The Bank has entered into contractual obligations to provide funding for ATM's owned by individual operators located throughout the United States. The cash in these ATM's was $17,713,315 and $12,459,848 at December 31, 1997 and 1996, respectively.

Note 3.  Investment Securities

       The carrying amounts of investment securities as shown in the consolidated balance sheets of the Bank and their approximate market values at December 31 were as follows:


                                                        1997          1996
                                                     -----------   -----------
                                                      Carrying      Carrying
                                                        Value         Value
                                                     -----------   -----------
Available for sale securities                        $74,017,217   $75,283,364
Held to maturity securities                            5,514,365     4,909,135
                                                     -----------   -----------
                                                     $79,531,582   $80,192,499
                                                     ===========   ===========


                                               December 31, 1997
                          -----------------------------------------------------
                           Amortized      Unrealized   Unrealized      Fair
                              Cost          Gains        Losses       Value
                          -----------    -----------   ----------   -----------
Securities available
 for sale:
  U.S. Government
    agencies              $67,307,089     $508,699       $81,327   $67,734,461
  State and
     municipal
     securities             4,371,017      201,478             -     4,572,495
   Corporate stocks         1,710,261            -             -     1,710,261
                          -----------     --------       -------   -----------
                          $73,388,367     $710,177       $81,327   $74,017,217
                          ===========     ========       =======   ===========
Securities held to
 maturity:
  State and municipal
    securities            $ 5,514,365     $156,514       $   596   $ 5,670,283
                          ===========     ========       =======   ===========

                                           December 31, 1996
                          ---------------------------------------------------
                           Amortized    Unrealized   Unrealized      Fair
                             Cost         Gains        Losses        Value
                          -----------   ----------   ----------   -----------
Securities available
 for sale:
  U.S. Government
    agencies              $68,808,644     $ 93,802         $  -   $68,902,446
 State and municipal
  securities                4,464,087      206,570            -     4,670,657
 Corporate stocks           1,710,261            -            -     1,710,261
                          -----------     --------         ----   -----------
                          $74,982,992     $300,372         $-0-   $75,283,364
                          ===========     ========         ====   ===========
Securities held to
 maturity:
  State and municipal
    securities            $ 4,909,135     $182,864         $-0-   $ 5,091,999
                          ===========     ========         ====   ===========


       Securities with book values of $43,840,295 and $41,678,178 were pledged to secure public deposits and other transactions at December 31, 1997 and 1996, respectively.

       Gross-realized gains and gross-realized losses on sales of securities available for sale were:

                                                      1997        1996
                                                    ---------   ---------
         Gross-realized gains:
           U.S. Government agencies securities       $170,220    $290,453
         Gross-realized losses:
           U.S. Government agencies securities          8,525     123,960
                                                     --------    --------
             Net realized gains                      $161,695    $166,493
                                                     ========    ========


       The maturities of investment securities at December 31, 1997 were as follows:

                                     Amortized       Fair
                                       Cost          Value
                                    -----------   -----------
Securities available for sale:
 Due in one year or less            $ 9,468,188   $ 9,483,860
 Due from one to five years          29,504,725    29,998,229
 Due from five to ten years          26,558,975    26,619,974
 Due after ten years                  7,856,479     7,915,154
                                    -----------   -----------
                                    $73,388,367   $74,017,217
                                    ===========   ===========

                                     Amortized       Fair
                                       Cost          Value
                                    -----------   -----------
Securities held to maturity:
 Due in one year or less            $ 1,243,068   $ 1,247,020
 Due from one to five years           2,704,132     2,793,069
 Due from five to ten years           1,567,165     1,630,194
 Due after ten years                          -             -
                                    -----------   -----------
                                    $ 5,514,365   $ 5,670,283
                                    ===========   ===========


Note 4.  Loans

       Major classifications of the subsidiary Bank's loan portfolio at December 31 are as follows:

                                            1997            1996
                                        -------------   -------------
         Commercial loans               $ 55,875,300    $ 54,674,357
         Installment loans                28,821,138      28,084,665
         Mortgage loans                   19,244,121      22,052,437
         Other                             6,671,666       8,586,924
                                        ------------    ------------
                                         110,612,225     113,398,383
         Allowance for loan losses        (1,670,905)     (1,540,288)
                                        ------------    ------------
         Loans, net                     $108,941,320    $111,858,095
                                        ============    ============

       Loans on which the accrual of interest has been discontinued amounted to $1,854,489 and $1,919,970 as of December 31, 1997 and 1996, respectively.
       As discussed in Note 1, the Company adopted SFAS No. 114 effective January 1, 1995. The adoption of SFAS No. 114 did not have a material impact on the financial condition or operating results of the Bank. At December 31, 1997, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $1,854,489. The related allowance for loan losses on the impaired loans was $356,788. The average recorded investment in impaired loans during the year ended December 31, 1997 was approximately $2,145,593. Interest payments received on impaired loans are applied to principal if there is doubt as to the collectibility of the principal; otherwise, these receipts are recorded as interest income. For the year ended December 31, 1997, the Bank recognized interest income on impaired loans of $224,055. Interest income in the amount of $206,163 for 1997 and $359,624 for 1996 would have been recorded on nonperforming loans if they had been classified as performing.

       As it relates to in-substance foreclosures, SFAS No. 114 requires that a creditor continue to follow loan classification on the balance sheet unless the creditor receives physical possession of the collateral. The Bank has had no in-substance foreclosures for any period presented.

Note 5.  Allowance for Possible Loan Losses

       The provision for possible loan losses charged against earnings is based upon management's judgment of the adequacy of the loan loss provisions and allowances for possible loan losses. The provision for possible loan losses has been made on the basis of internal loan review procedures and in view of economic conditions at the time.

       The following is an analysis of the allowance for possible loan losses as of December 31:

                                                      1997           1996
                                                 -------------   ------------
 Balance, beginning                               $ 1,540,288    $ 1,177,702
 Recoveries on loans                                   98,501        104,407
 Loans charged off                                 (1,457,884)      (961,821)
 Provision for possible loan losses                 1,490,000      1,220,000
                                                  -----------    -----------

 Balance, ending                                  $ 1,670,905    $ 1,540,288
                                                  ===========    ===========


Note 6.  Bank Premises and Equipment

       Bank premises and equipment consisted of the following as of December 31:

                                                1997              1996
                                            -----------    -----------

 Land                                       $   929,583    $   952,583
 Buildings                                    2,785,380      2,771,535
 Furniture and equipment                      4,657,242      4,085,141
 Construction work in process                    60,988        306,875
                                            -----------    -----------
                                              8,433,193      8,116,134
 Less accumulated depreciation               (3,670,277)    (3,153,025)
                                            -----------    -----------
  Total                                     $ 4,762,916    $ 4,963,109
                                            ===========    ===========

       Depreciation charged to net occupancy expense was $545,173 in 1997 and $460,556 in 1996.


Note 7.  Other Real Estate

       Activity in the allowance for losses on other real estate is as follows:

       Balance, January 1, 1995                               $   332,761
         Provision charged to income                               15,616
         Charge offs, net of recoveries                           (58,021)
                                                              -----------
       Balance, December 31, 1996                                 290,356
         Provision charged to income                               37,131
         Charge offs, net of recoveries                          (127,689)
                                                              -----------
       Balance, December 31, 1997                             $   199,798
                                                              ===========

       Other income includes net revenue of $125,087 in 1997 and $65,300 in 1996 from operation of other real estate.


Note 8.  Deposits

       At December 31, 1997, the scheduled maturities of certificates of deposits are as follows:


         Year Ended
         December 31
         -----------
            1998                $87,343,429
            1999                  5,879,632
            2000                  2,558,190
            2001                  1,478,319
                                -----------
                                $97,259,570
                                ===========


Note 9.  Federal Home Loan Bank Borrowings

       The Bank is a member of the Federal Home Loan Bank in order to facilitate the Bank's fixed-rate medium to long-term mortgage lending program. The Bank has a maximum line of $25,174,499 as of December 31, 1997, secured by its portfolio of 1-4 family residential mortgages. The balance of $3,396,271 as of December 31, 1997 is included in other borrowed funds on the consolidated balance sheets. The balance is to be repaid in monthly installments over ten years. The annual requirements to retire the balance at December 31, 1997 are as follows:

                                                         Total
                              Principal    Interest     Payments
                              ----------   ---------   ----------
             1998             $  473,354    $195,869   $  669,223
             1999                502,861     166,361      669,222
             2000                534,260     135,021      669,281
             2001                567,677     101,515      669,192
             2002                603,244      65,975      669,219
             2003 - 2004         714,875      31,227      746,102
                              ----------    --------   ----------
                              $3,396,271    $695,968   $4,092,239
                              ==========    ========   ==========

Note 10. Income Taxes

       The applicable income taxes for December 31 were as follows:

                           1997          1996
                       ------------   -----------
         Current        $1,137,474     $1,315,070
         Deferred         (442,930)        58,000
                        ----------     ----------
                        $  694,544     $1,373,070
                        ==========     ==========

       Income tax expense includes amounts currently payable and amounts deferred to or from other years as a result of differences in the timing of recognition of income and expense for financial reporting and federal tax purposes. The following table is a reconciliation of taxes recorded on income before provisions for income taxes to amounts which would have been provided:

                                       1997      Rate       1996       Rate
                                    ----------   -----   -----------   -----
Amount of tax expense at
  Federal statutory tax rates       $ 898,539    34.0%   $1,516,202    34.0%

Increases (decreases) in taxes
  resulting from:
    Tax exempt interest income       (189,272)   (7.2)     (189,977)   (4.3)
    Charitable contributions                -       -      (123,831)   (2.8)
    Other, net                        (14,723)    (.5)      170,676     3.9
                                    ---------    ----    ----------    ----
                                    $ 694,544    26.3%   $1,373,070    30.8%
                                    =========    ====    ==========    ====

       Deferred income tax assets of $539,898 and $151,000 at December 31, 1997 and 1996, are included in other assets on the balance sheet.

       A requirement of SFAS Statement No. 109 is that deferred tax liabilities or assets at the end of each period will be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. Previously, deferred taxes were provided using rates in effect when the tax asset or liability was first recorded, without subsequent adjustment for tax-rate changes. Temporary differences are principally the provision for possible loan losses, write-downs of other real estate subsequent to capitalization, depreciation of fixed assets, charitable contributions, and certain expenses related to electronic banking operations.


Note 11. Basic and Diluted Earnings Per Common Share

       In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share." This Statement simplifies the standards for computing earnings per share previously required under APB Opinion No. 15, "Earnings Per Share." Basic earnings per share (EPS) excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding of 48,467 for the year ended December 31, 1997 and 1996. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No.
       15. SFAS No. 128 is effective for 1997. Basic and diluted earnings per share as currently presented are the same amounts as primary earnings per share as previously reported.

Note 12. Employee Stock Ownership Plan

       American Security Bancshares, Inc. established an Employee Stock Ownership Plan in 1986. The purpose of the Plan is to enable full-time employees who are at least eighteen years of age and have been employed for at least one thousand hours to acquire stock ownership in the Corporation. For the years ended December 31, 1997 and 1996, the Bank made cash contributions of $120,000 each year to the Plan. These contributions are included in compensation expense.

       In the event a terminated Plan participant desires to sell his or her shares of the Corporation's stock, or for certain employees who elect to diversify their account balances, the Corporation may be required to purchase the shares at their fair market value from the participant. During the year ended December 31, 1997 and 1996, distributions to terminated and retired Plan participants totaled $184,148 and $281,385, respectively.


Note 13. Employee Benefit Plan

       Effective January 1, 1995, the Bank established a 401(k) profit sharing plan to provide retirement benefits for employees. Employees may participate in the Plan by deferring up to 10% of their annual compensation within certain IRS imposed limitations for maximum contributions in a given year. Compensation deferred by employees in this Plan is not taxable to the employee until received as retirement benefits. Employees of the Bank are eligible for participation when they reach eighteen years of age. Employee "elective deferrals" are fully vested. The Bank makes a discretionary matching contribution equal to a percentage of each participant's deferred compensation, which is to be determined each year by the employer. Mr. Michael J. Rhodes, President, is the trustee of the Plan established by the Bank for its employees. Total contributions to the Plan by the Bank were $70,042 for 1997 and $60,004 for 1996.


Note 14. Lease Commitments

       Net occupancy expense for 1997 and 1996 of $135,965 and $103,650, respectively, was paid on noncancellable operating lease agreements on office space. The future minimum rental commitment as of December 31, 1997 is as follows:


          Year Ended
         December 31
         -----------
            1998                        $112,800
            1999                          78,600
            2000                           3,600
            2001                           3,600
            2002                           3,600
                                        --------
                                        $202,200
                                        ========

Note 15. Financial Instruments

       Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. When quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated through comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from these disclosure requirements.

       Further, the disclosures do not include estimated fair values for items which are not financial instruments but which represent significant value to the Bank, among them, core deposit intangibles, loan servicing rights and other fee-generating businesses. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

       The carrying amount of cash and short-term investments, federal funds sold and demand deposits approximates the estimated fair value of these financial instruments. The estimated fair value of securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The estimated fair value of loans and interest-bearing deposits is based on present values using applicable risk-adjusted spreads to the appropriate yield curve to approximate current interest rates applicable to each category of these financial instruments.

       Interest rates were not adjusted for changes in credit risk of performing commercial loans for which there are no known credit concerns. Management segregates loans into appropriate risk categories and believes the risk factor embedded in the interest rates results in a fair valuation of these loans on an entry-value basis.

       Variances between the carrying amount and the estimated fair value of loans reflect both credit risk and interest rate risk. The Bank is protected against changes in credit risk and interest rate risk by the allowance for possible loan losses of $1,670,905 and $1,540,288 at December 31, 1997 and 1996, respectively.

       The fair value estimates presented are based on information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been revalued for purposes of these financial statements since those dates. Therefore, current estimates of the fair value may differ significantly from the amounts presented. None of the assets or liabilities included in the table below are held for trading purposes.

       The Bank issues financial instruments in the normal course of business to meet the financing needs of its customers and to reduce exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

                                                             1997
                                                 ---------------------------
                                                   Carrying         Fair
         ASSETS                                     Amount         Value
                                                 ------------   ------------

         Cash                                    $ 28,505,392   $ 28,505,392
         Interest-bearing deposits in banks            69,529         69,529
         Federal funds sold                         1,800,000      1,800,000
         Securities available for sale             74,017,217     74,017,217
         Securities held to maturity                5,514,365      5,670,283
         Commercial loans                          56,709,143     56,100,590
         Consumer loans                            52,232,177     52,026,138

         LIABILITIES

         Demand deposits                           39,320,917     39,320,917
         Interest-bearing demand deposits          33,650,101     33,650,101
         Savings                                   32,333,732     32,333,732
         Time deposits                             97,259,570     97,488,387
         Other borrowed funds                       3,396,271      3,396,271


                                                             1996
                                                 ---------------------------
                                                   Carrying         Fair
         ASSETS                                     Amount         Value
                                                 ------------   ------------

         Cash                                    $ 24,512,518   $ 24,512,518
         Interest-bearing deposits in banks            92,290         92,290
         Securities available for sale             75,283,364     75,283,364
         Securities held to maturity                4,909,135      5,091,999
         Commercial loans                          60,043,084     59,515,351
         Consumer loans                            51,815,011     52,480,819

         LIABILITIES

         Demand deposits                           37,692,364     37,692,364
         Interest-bearing demand deposits          27,150,514     27,150,514
         Savings                                   31,819,853     31,819,853
         Time deposits                            103,155,754    103,989,414
         Other borrowed funds                       7,916,893      7,916,893


Note 16.  Related Parties

          The Bank has entered into transactions with its employees, directors and their affiliates. The aggregate amount of loans to such related parties at December 31, 1997 was $2,062,511. During 1997, new loans to such related parties amounted to $725,269 and repayments amounted to $764,288.

Note 17.  Concentrations of Credit Risk

          All of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area of South Louisiana. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of $4,200,000.


Note 18.  Regulatory Matters

          A bank is subject to dividend restrictions set forth by the Louisiana Commissioner of Financial Institutions. Under such restrictions, a bank may not, without the prior approval of the Commissioner of Financial Institutions, declare dividends in excess of the sum of the current year and the prior year earnings less dividends paid during these periods. The dividends as of December 31, 1997 and 1996, that the Bank could declare, without the approval of the Commissioner of Financial Institutions, amounted to $2,822,959 and $4,791,995, respectively. The Bank is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1997 and 1996, the Bank is required to have minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. The Bank's actual ratios at those dates were 15.65% and 16.97% and 14.63% and 15.79%, respectively. The Bank's leverage ratio was 9.29% and 9.28%, respectively.

Note 19.  Contingent Liabilities and Commitments

          The Bank's consolidated financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows:

                                                  1997                      1996
                                       ------------------------   ------------------------
                                        Notional        Fair       Notional        Fair
                                         Amount        Value        Amount        Value
                                       -----------   ----------   -----------   ----------
         Commitments to extend
           credit                      $13,418,544    $(88,000)   $14,349,645   $(135,000)

         Credit card arrangements      $ 2,766,810    $(26,000)   $ 2,874,168   $ (28,000)

         Standby letters of
           credit                      $   720,450    $ (4,000)   $   266,100   $  (5,000)


          Commitments to extend credit, credit card arrangements, and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheets. Because standby letters of credit have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank's experience has been that most loan commitments are drawn upon by customers. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1997 or 1996.

       The Bank is involved in litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.


Note 20.  American Security Bancshares of Ville Platte, Inc. (Parent Company
          Only)

          The following financial statements of American Security Bancshares of Ville Platte, Inc. (Parent Company Only) include the Bank under the equity method of accounting.

          BALANCE SHEETS

                                                                   December 31,
                                                           --------------------------
                                                               1997           1996
                                                           -----------    -----------
          ASSETS
            Cash on deposit with subsidiary                $   317,310    $   384,699
            Due from subsidiary                                      -          8,000
            Investment in subsidiary                        20,612,434     19,542,307
            Other assets                                             -         43,400
                                                           -----------    -----------

                Total assets                               $20,929,744    $19,978,406
                                                           ===========    ===========

          SHAREHOLDERS' EQUITY
            Common stock: $10 par value, 90,000
              shares authorized; 48,467 shares
              issued and outstanding                       $   484,670    $   484,670
            Additional paid in capital                         342,720        342,720
            Surplus                                          8,000,000      8,000,000
            Retained earnings                               11,687,313     10,952,771
            Net unrealized appreciation on securities
              available for sale, net of tax
              ($213,809 and $102,126, respectively)            415,041        198,245
                                                           -----------    -----------

              Total equity                                 $20,929,744    $19,978,406
                                                           ===========    ===========

     American Security Bancshares of Ville Platte, Inc. (Parent Company Only)

     STATEMENTS OF INCOME

                                                   December 31,
                                            -------------------------
                                               1997           1996
                                            ----------     ----------
     Income:
       Dividends from bank subsidiary       $1,121,425     $1,121,425
                                            ----------     ----------
     Expenses:
       Director's fees                          21,580         25,850
       Consulting fees                          25,000              -
       Administrative fees                       1,509            175
                                            ----------     ----------

                                                48,089         26,025
                                            ----------     ----------
     Earnings before income taxes
       and equity in undistributed
       earnings of subsidiary                1,073,336      1,095,400

     Benefit from income taxes                  19,550         13,320
                                            ----------     ----------
     Earnings before equity in
       undistributed earnings of
       subsidiary                            1,092,886      1,108,720

     Equity in undistributed
       earnings of subsidiary                  853,331      1,977,627
                                            ----------     ----------

       Net income                           $1,946,217     $3,086,347
                                            ==========     ==========

       American Security Bancshares of Ville Platte, Inc. (Parent Company Only)

       STATEMENTS OF CASH FLOWS


                                                         December 31,
                                                  ---------------------------
                                                      1997           1996
                                                  ------------   ------------
       OPERATING ACTIVITIES
         Net income                               $ 1,946,217    $ 3,086,347
         Adjustments to reconcile net
           income to net cash provided
           by operating activities:
             Equity in undistributed
               earnings of subsidiary                (853,331)    (1,977,627)
             Decrease in due from subsidiary            8,000              -
                                                  -----------    -----------

               Net cash provided by
                operating activities                1,100,886      1,108,720
                                                  -----------    -----------

       INVESTING ACTIVITIES
         Sale (purchase) of other assets               43,400        (43,400)
                                                  -----------    -----------

       FINANCING ACTIVITIES
         Dividends paid to shareholders            (1,211,675)      (775,472)
                                                  -----------    -----------

               Increase (decrease) in cash
                and cash equivalents                  (67,389)       289,848

       Cash and cash equivalents at
         beginning of year                            384,699         94,851
                                                  -----------    -----------

       Cash and cash equivalents at
         end of year                              $   317,310    $   384,699
                                                  ===========    ===========

Note 21.  Year 2000

          The Bank is aware of the issues associated with the programming code in existing computer systems as the millennium (year "2000") approaches. The "year 2000" problem is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to zero. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

          The Bank is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the "year 2000" compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Bank's primary processing vendors that plans are being developed to address processing of transactions in the "year 2000." Management has not yet assessed the "year 2000" compliance expense and related potential effect on the Bank's earnings but it is not expected to be significant.

Note 22.  Sale of Branch Locations

          The Bank entered into negotiations in August 1997 with another financial institution for the sale of two branch locations in Allen Parish. The book value of the fixed assets at December 31, 1997 was $99,490. On February 19, 1998, the fixed assets, as well as loans of $4,878,073 and deposits of $16,249,048, were sold at a gain of $2,500,510.


Note 23.  Pending Merger

          The Corporation entered into an agreement and plan of merger (the "Agreement") dated April 14, 1998. The Agreement is with Hancock Holding Company ("HHC") of Gulfport, Mississippi. The Agreement is expected to be finalized in 1998.

              AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                          September 30, 1998 and 1997
                                  (UNAUDITED)

     ASSETS                                          1998           1997
                                                 ------------   ------------

Cash and due from banks                          $ 41,430,788   $ 21,416,907

Interest-earning deposits in banks                     91,116         86,379

Federal funds sold                                  4,500,000      2,325,000

Investment securities:
 Available for sale                                67,166,588     78,954,751
 Held to maturity (estimated market values
   $5,113,628 and $6,017,095, respectively)         4,916,298      5,851,641

Loans, less allowance for loan losses
 ($2,854,518 and $1,685,944, respectively)        101,513,753    112,346,042

Bank premises and equipment, net of
 accumulated depreciation ($3,963,176 and
 $3,554,076, respectively)                          5,994,582      4,807,801

Accrued interest receivable                         1,408,160      1,699,136

Other real estate, net of allowances of
 $255,287 and $207,281, respectively                1,047,575      1,717,974

Other assets                                        1,232,831      2,385,141
                                                 ------------   ------------

                                                 $229,301,691   $231,590,772
                                                 ============   ============


See Notes to Condensed Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY            1998           1997
                                            ------------   ------------

LIABILITIES
 Deposits:
   Demand                                   $ 47,144,233   $ 40,353,004
   Interest-bearing demand                    21,265,405     29,723,435
   Savings                                    21,164,457     23,807,791
   Money market                                9,431,185     10,053,445
   Time, $100,000 and over                    22,536,967     24,835,913
   Other time                                 74,212,546     75,186,281
                                            ------------   ------------
                                             195,754,793    203,959,869
 Accrued interest payable                        866,049        997,027
 Other borrowed funds                          4,691,623      3,510,209
 Other liabilities                             3,097,749        993,361
                                            ------------   ------------
                                             204,410,214    209,460,466
                                            ------------   ------------

SHAREHOLDERS' EQUITY
 Common stock, $10 par value; 90,000
   shares authorized; 48,467 shares
   issued and outstanding                        484,670        484,670
 Additional paid in capital                      342,720        342,720
 Surplus                                       8,000,000      8,000,000
 Retained earnings                            15,385,623     12,774,565
 Net unrealized gain on securities
   available for sale, net of tax of
   $349,512 and $272,181, respectively           678,464        528,351
                                            ------------   ------------

                                              24,891,477     22,130,306
                                            ------------   ------------

                                            $229,301,691   $231,590,772
                                            ============   ============

              AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 Nine Months Ended September 30, 1998 and 1997
                                  (UNAUDITED)

                                                     1998          1997
                                                  -----------   -----------
Interest income:
  Interest on loans                               $ 7,542,503   $ 8,393,248
  Interest on investment securities -
     U. S. Treasury                                   419,246       566,619
     U. S. Government agencies                      2,620,039     2,978,897
     State and political subdivisions                 412,524       434,547
  Interest on federal funds sold                      135,266        67,268
  Interest on deposits in other institutions            1,757         1,156
                                                  -----------   -----------
                                                   11,131,335    12,441,735
                                                  -----------   -----------
Interest expense:
  Interest on deposits -
    Interest-bearing demand                           434,416       418,422
    Savings                                           501,134       545,109
    Money markets                                     180,081       195,269
    Time, $100,000 and over                           903,693     1,105,726
    Other time                                      2,843,820     3,037,626
  Interest on borrowed funds                          207,319       214,638
                                                  -----------   -----------
                                                    5,070,463     5,516,790
                                                   -----------   -----------
    Net interest income                             6,060,872     6,924,945

Provision for possible loan losses                  1,340,000     1,430,000
                                                  -----------   -----------

        Net interest income after provision
          for possible loan losses                  4,720,872     5,494,945

Non-interest income:
  Other fee income                                    609,314       659,634
  Service charges                                   1,595,349     1,785,291
  Income from electronic banking                    2,136,991     1,367,982
  Income from sale of branches                      2,500,510             0
  Other                                             1,049,942       575,425
                                                  -----------   -----------
                                                    7,892,106     4,388,332
                                                  -----------   -----------
Non-interest expense:
  Salaries                                          2,827,206     3,201,534
  Officer and employee benefits                       654,963       832,757
  Net occupancy expense                             1,165,894     1,189,972
  Other operating expenses                          2,272,928     2,092,363
                                                  -----------   -----------
                                                    6,920,991     7,316,626
                                                   -----------   -----------
        Income before income taxes                  5,691,987     2,566,651

Income tax provision                                1,993,679       752,858
                                                  -----------   -----------

        Net income                                $ 3,698,308   $ 1,813,793
                                                  ===========   ===========

Basic and diluted earnings per share              $     76.31   $     37.42
                                                  ===========   ===========
See Notes to Condensed Consolidated Financial Statements.

              AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Nine Months ended September 30, 1998 and 1997
                                  (UNAUDITED)


                                                                 1998            1997
                                                             -------------   -------------

OPERATING ACTIVITIES
 Net income                                                  $  3,698,308    $  1,813,793
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization of investment security premiums                  72,588          60,539
     Accretion of investment security discounts                   (33,719)        (25,289)
     Decrease in interest receivable                              102,416          50,879
     Decrease in other assets                                   1,340,000       1,430,000
     Provision for loan losses                                    412,440         407,516
     Provision for depreciation                                    43,888          37,131
     (Increase) decrease in other assets                         (140,957)      1,014,183
     Increase (decrease) in interest payable                      (26,285)         57,567
     Increase in other liabilities                              2,674,083         667,058
                                                             ------------    ------------

       Net cash provided by operating activities                8,142,762       5,513,377
                                                             ------------    ------------

INVESTING ACTIVITIES
 Proceeds from sales and maturities of investment
   securities                                                  20,513,961      15,998,088
 Purchases of investment securities                           (12,840,708)    (20,317,124)
 Net (increase) decrease in short-term investments             (2,721,587)     (2,319,089)
 Net (increase) decrease in loan portfolio                      6,087,567      (1,917,947)
 Net disposals (purchases) of premises and equipment           (1,644,107)       (252,208)
 Net increase in other real estate owned                          901,683         464,592
                                                             ------------    ------------

       Net cash provided by (used in)
         investing activities                                  10,296,809      (8,343,688)
                                                             ------------    ------------

FINANCING ACTIVITIES
 Net decrease in demand deposits, money markets,
  and savings accounts                                         (6,299,469)      7,274,944
 Net increase (decrease) in certificates of deposit              (510,058)     (3,133,560)
 Increase in other borrowed funds                               1,295,352      (4,406,684)
                                                             ------------    ------------

       Net cash used in financing activities                   (5,514,175)       (265,300)
                                                             ------------    ------------

       Increase (decrease) in cash and cash equivalents        12,925,396      (3,095,611)
                                                             ------------    ------------

                                                                               (continued)



                                                          1998           1997
                                                      ------------   -------------

Increase (decrease) in cash and cash equivalents
 (brought forward)                                     $12,925,396    $(3,095,611)

Cash and cash equivalents at beginning of period        28,505,392     24,512,518
                                                       -----------    -----------

Cash and cash equivalents at end of period             $41,430,788    $21,416,907
                                                       ===========    ===========

Cash interest received                                 $11,233,751    $12,492,614
                                                       ===========    ===========

Cash interest paid                                     $ 5,096,748    $ 5,459,223
                                                       ===========    ===========

Cash federal income taxes paid                         $ 2,609,088    $   502,372
                                                       ===========    ===========


See Notes to Condensed Consolidated Financial Statements.

              AMERICAN SECURITY BANCSHARES OF VILLE PLATTE, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1. The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of American Security Bancshares, Inc. of Ville Platte (ASB) and its wholly owned bank, American Security Bank of Ville Platte. Intercompany profits, transactions and balances have been eliminated in consolidation.

          The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year. For further information, refer to the consolidated financial statements and notes thereto of ASB's 1997 audited financial statements.

Note 2.   Sale of Branch Locations

          ASB sold two branch locations in Allen Parish along with all of the fixed assets, loans and deposits associated with the locations.

          The book value of the fixed assets at sale date was $99,490. On February 19, 1998 the fixed assets, as well as loans of $4,878,073 and deposits of $16,249,048, were sold at a gain of $2,500,510.

          This transaction caused a decrease in loans and deposits between the two periods presented on these statements.

Note 3.   Year 2000

          In 1997 ASB began addressing all the systems requiring modifications to accommodate the turn of the century. Since there is concern that computer systems will not properly recognize dates or date sensitive information when the digit year value rolls over to "00," virtually every computer operation and every system that has an embedded microchip is potentially at risk for failure or improper performance. Many software programs assume the "19" in storing the year and only utilized the last two digits of the year for calculations and data storage. The year "2000" may be recognized by some systems as "1900" which could adversely affect a significant portion of a company's daily operations, especially those of financial institutions.

          Identification of ASB's major Year 2000 issues is substantially complete and a plan, including replacement of certain systems, has been implemented to resolve the issues of which management is aware. Written assurances of expected Year 2000 readiness have been requested from all material third party vendors, including, but not limited to, correspondent banks, software providers and utility companies. If any of the companies providing services, software or equipment to ASB fail to adequately address the Year 2000 at a reasonable cost, the result could be a significant adverse effect on ASB's business and operational results. The readiness of all third parties, including customers and suppliers, is inherently uncertain and cannot be assured.

          ASB recognizes the importance of its customers' need to address Year 2000 issues. Relationships considered material to ASB's financial position have been identified and appropriate documentation from borrowers received. A committee, specifically established for this project, is in process of reviewing the information obtained and assessing the risk of repayment impairment.

          Testing of information systems and review of property equipment functions, except those slated for replacement or vendor upgrade, is near completion. It is anticipated that fully integrated system testing of current and newly-acquired systems will be completed by the second quarter of 1999.


Note 4.   Pending Merger

          ASB has entered into an agreement (the "Agreement") and plan of merger dated October 15, 1998. The Agreement is with Hancock Holding Company ("HHC") of Gulfport, Mississippi. The transaction is expected to be finalized in the fourth quarter of 1998 and will be structured as a purchase. The stockholders of ASB will receive 13.8651 shares of HHC and $285.22 for each share owned. Holders of 25 or fewer shares of ASB stock will not receive any HHC shares. Instead they will receive $950.75 for each ASB share owned. The total estimated consideration of $46,080,000 is based on the market price of HHC common stock of $48.


Note 5.   Comprehensive Income

          As of January 1, 1998, ASB adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on ASB's net income or shareholders' equity. SFAS No. 130 requires unrealized gains or losses on ASB's available for sale securities to be included in other comprehensive income. Prior to the adoption of SFAS No. 130, these unrealized gains and losses were reported separately only in shareholders' equity.

          Comprehensive income totaled $2,567,946 and $1,113,265 for the six months ended June 30, 1998 and 1997, respectively, and $4,376,772 and $2,342,144 for the nine months ended September 30, 1998 and 1997, respectively.

          Contingency plans for the most reasonably likely worst-case scenarios are in process and should be completed by the end of the year. Plans will be subject to update as testing and implementation continue. Issues regarding material equipment and application failure will be addressed. Contingency plans for liquidity needs due to potentially significant deposit withdrawals during the fourth quarter of 1999 are substantially complete.

          Management believes it has dedicated adequate resources to address the issues associated with the turn of the century. The total amount of expenditures for Year 2000 compliance, including those incurred since 1997 and those anticipated during the next two years, is not expected to be significant but cannot be predicted with certainty at this time.

                                   APPENDIX A

             FAIRNESS OPINION OF BROWN, BURKE CAPITAL PARTNERS, LLP

                      BROWN, BURKE CAPITAL PARTNERS, INC.

                                ATLANTA, GEORGIA



                                                                          , 1998
                                                            --------------
Board of Directors
American Security Bancshares of Ville Platte, Inc.
126 East Main
Ville Platte, LA 70586

Dear Members of the Board:

You have asked us to advise you with respect to the fairness to the shareholders of American Security Bancshares of Ville Platte, Inc. (the Company), from a financial point of view, of the per share purchase price and terms (the "Per Share Purchase Price and Terms") provided for in the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated October 15, 1998 between the Company and Hancock Holding Company ("Hancock"). The Merger Agreement provides for a merger (the "Merger") of the Company and Hancock pursuant to which the common shareholders of the Company who hold greater than 25 shares will receive (i) 13.8651 shares of Hancock common stock and (ii) $285.22 in cash for every share of the Company currently held and those who hold 25 or fewer shares will receive $950.75 in cash for every share of American stock they own.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Hancock and the Company. We have also reviewed certain other information, including financial forecasts and budgets, provided to us by Hancock and the Company, and have discussed with the Company's management the business and prospects of the Company.

We have also considered certain financial and stock market data of Hancock and the Company and we have compared that data with similar data for other publicly held bank holding companies and we have considered the financial terms of certain other comparable transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts and budgets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Hancock's and the Company's managements as to the future financial performance of Hancock and the Company. In addition, we have not made an independent evaluation or appraisal of the assets of Hancock or the Company and we have assumed that the aggregate allowances for loan losses for Hancock and the Company are adequate to cover such losses. We have solicited third party indications of interest in acquiring the Company and have considered the results of that solicitation in arriving at our opinion.

It should be noted that this opinion is based on market conditions and other circumstances existing on the date hereof and this opinion does not represent our view as to what the value of the Hancock common stock necessarily will be when the Hancock common stock is issued to the shareholders of the Company upon consummation of the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

We agree to the inclusion of this opinion letter in the Proxy Statement-Prospectus relating to the Merger. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Per Share Purchase Price and Terms of the Merger are fair to the common shareholders of the Company from a financial point of view.

Very truly yours,



BROWN, BURKE CAPITAL PARTNERS, INC.

                                    PART II

         INFORMATION NOT REQUIRED IN PROSPECTUS/JOINT PROXY STATEMENT

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide for indemnification to the fullest extent allowed by law. The Articles of the Registrant provide in Article Six certain provisions regarding the extent to which the Registrant will provide indemnification and advancement of expenses to its directors, officers, employees and agents as well as persons serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (collectively referred as "Eligible Persons").

     The Mississippi Business Corporation Act (the "MBCA") provides that a director, officer or agent of a corporation may be indemnified for such service if he conducted himself in good faith, and he reasonably believed in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests; and in all other cases that his conduct was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, a director must show that he had no reasonable cause to believe his conduct was unlawful. Indemnification permitted under this section in connection with a derivative action is limited to reasonable expenses incurred in connection with the proceeding.

     The MBCA further authorizes a corporation to make further indemnity for certain actions that do not constitute gross negligence or willful misconduct if authorized by the corporation's Articles of Incorporation. The Hancock Articles provide for indemnification to the fullest extent permitted by the MBCA and specifically provide for the further indemnity authorized by the MBCA.

     The Hancock Articles provide that Hancock shall indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, formal or informal (a "Proceeding"), by reason of the fact that such person is or was a director, officer, employee or agent of Hancock against any obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including legal fees) incurred with respect to the Proceeding: (A) to the fullest extent permitted by the Mississippi Business Corporation Act in effect from time to time (the "Act") and
(B) despite the fact that such person has failed to meet the standard of conduct set forth in the Act, or would be disqualified for indemnification under the Act for any reason, if a determination is made by (i) the board of directors a committee duly designated by the board of directors, consisting of two or more directors not at the time parties to the Proceeding, (ii) by special legal counsel, (iii) by the shareholders or (iv) by a court, that the acts or omissions of the director, officer, employee or agent did not constitute gross negligence or willful misconduct. However, Hancock shall not indemnify a person for: (i) an intentional infliction of harm on the Corporation or its shareholders; (ii) a violation of Mississippi Code Annotated Section 79-4-8.33 (1972), as amended; or for (iii) an intentional violation of criminal law, and Hancock shall not indemnify a person for receipt of a financial benefit to which he is not entitled unless ordered by a court under Mississippi Code Annotated,
Section 79-4-8.54(9)(3). The Hancock Articles further provide that Hancock shall indemnify a person in connection with a proceeding by or in the right of Hancock for reasonable expenses incurred in connection with the Proceeding if such acts or omissions do not constitute gross negligence or willful misconduct, and shall make further indemnification in connection with the Proceeding if so ordered by a court under Mississippi Code Annotated, Section 79-4-8.54(9)(3). Hancock, upon request, shall pay or reimburse such person for his reasonable expenses (including legal fees) in advance of final disposition of the Proceeding as long as: (i) such person furnishes Hancock a written undertaking, executed personally or on his behalf, to repay the advance if he is not entitled to mandatory indemnification under Mississippi Code Annotated, Section 79-4-8.52 and it is ultimately determined by a judgment or other final adjudication that his acts or omissions did constitute gross negligence or willful misconduct, which undertaking must be an unlimited general obligation of such person, and which shall be accepted by Hancock without reference to the financial ability of the person to make repayment or to collateral; (ii) such person furnishes a written affirmation of his good faith that his acts or omissions did not constitute gross negligence or willful misconduct; and (iii) a determination is made by any of the determining bodies that the facts then known to those making the determination would not preclude indemnification under the Hancock Articles.

     Article Six of the Articles further provides that no amendment or repeal of its provisions may be applied retroactively with respect to any event that occurred prior to such amendment or appeal. The effect of such provision is that the protection of Article Six may not be taken away or diminished by an amendment in the event of a change in control of the Registrant.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21.  EXHIBITS

 2      Amended and Restated Agreement and Plan of Merger.
 3.1 Amended and Restated Articles of Incorporation dated November 8, 1990 (filed as Exhibit 3.1 to the Registrant's Registration Statement on
        Form S-8 (No. 333-11831), and incorporated herein by reference).
 3.2 Bylaws of Hancock Holding Company restated through November 8, 1990 (filed as Exhibit 3.2 to the Registrant's Registration Statement on
        Form S-8 (No. 333-11831), and incorporated herein by reference).
 3.3 Articles of Amendment to the Articles of Incorporation of Hancock Holding Company, dated October 16, 1991 (filed as Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended September 30, 1991, and incorporated herein by reference).
 3.4 Articles of Correction, filed with Mississippi Secretary of State on November 15, 1991 (filed as Exhibit 4.2 to the Registrant's Form 10-Q for the quarter ended September 30, 1991, and incorporated herein by reference).
 3.5 Articles of Amendment to the Articles of Incorporation of Hancock Holding Company, adopted February 13, 1992 (filed as Exhibit 3.5 to the Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein by reference).
 3.6 Articles of Correction, filed with the Mississippi Secretary of State on March 2, 1992 (filed as Exhibit 3.6 to the Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein by reference).
 3.7    Articles of Amendment to the Articles of Incorporation adopted
        February 20, 1997.
 4.1 Specimen stock certificate (reflecting change in par value from $10.00 to $3.33, effective March 6, 1989)(filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 333-11831), and incorporated herein by reference).
 4.2 Description of common Stock Purchase Rights (set forth in Item 1 of the Registrants Registration Statement on Form 8-A (Commission file
        No. 000-13089 ) ) and incorporated herein by reference.
 5*     Opinion of Watkins Ludlam Winter & Stennis, P.A. re legality of shares.
 8* Opinion of Watkins Ludlam Winter & Stennis, P.A. regarding certain tax matters.
 13 Form 10-K and Annual Report for year ending December 31, 1997 (furnished for the information of the Commission only and not deemed "filed" except for those portions which are specifically incorporated herein by reference).
 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Broussard Poche Lewis and Breaux, L.L.P. and Company.
 23.3 Consent of Watkins Ludlam Winter & Stennis, P.A. (included in Exhibits 5 and 8).
 23.4   Consent of Brown, Burke Capital Partners, Inc.
 24 Power of Attorney (included on the signature page of the Registration Statement).
 99     Form of Proxy of American Security Bancshares, Inc.

 *      To be filed by Amendment.

ITEM 22.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan or distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gulfport, State of Mississippi, this 10th day of November, 1998.

                                           HANCOCK HOLDING COMPANY
                                           (Registrant)

                                           By: /s/ Leo W. Seal, Jr.,
                                              ---------------------------------
                                                 Leo W. Seal, Jr.,
                                                 President and Chief Executive
                                                   Officer


                                           By: /s/ Carl J. Chaney
                                              ---------------------------------
                                                 Carl J. Chaney
                                                 Executive Vice President and
                                                   Chief Financial Officer

     Know all men by these presents, that each individual whose signature appears below constitutes and appoints Leo W. Seal, Jr. and George A. Schloegel, and each or either one of them, his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement on Form S-4 and relating to the registration of shares of Hancock Holding Company common stock, $3.33 par value per share, and any and all amendments (including post-effective amendments) to such Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 10, 1998 by the following persons in the capacities indicated.

Signatures                              Title
----------                              -----

By: /s/ Joseph F. Boardman, Jr.    Chairman of the
   Joseph F. Boardman, Jr.           Board and Director

By:                                       Director
   Thomas W. Milner, Jr.

By: /s/ Dr. Homer C. Moody, Jr.           Director
   Dr. Homer C. Moody, Jr.

By: /s/ James B. Estabrook,  Jr.          Director
   James B. Estabrook,  Jr.

By: /s/ Victor Mavar                      Director
   Victor Mavar

By: /s/ Charles H. Johnson                Director
   Charles H. Johnson

By: /s/ L. A. Koenenn, Jr.                Director
   L. A. Koenenn, Jr.

By:/s/ Leo W. Seal, Jr.                   President, Chief Executive
   Leo W. Seal, Jr.                            Officer and Director

By: /s/ George A. Schloegel               Vice Chairman of the
   George A. Schloegel                         Board and Director

                               INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION

 2        Amended and Restated Agreement and Plan of Merger.
 3.1 Amended and Restated Articles of Incorporation dated November 8, 1990 (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-8 (No. 333-11831), and incorporated herein by reference).
 3.2 Bylaws of Hancock Holding Company restated through November 8, 1990 (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-8 (No. 333-11831), and incorporated herein by reference).
 3.3 Articles of Amendment to the Articles of Incorporation of Hancock Holding Company, dated October 16, 1991 (filed as Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended September 30, 1991, and incorporated herein by reference).
 3.4 Articles of Correction, filed with Mississippi Secretary of State on November 15, 1991 (filed as Exhibit 4.2 to the Registrant's Form 10-Q for the quarter ended September 30, 1991, and incorporated herein by reference).
 3.5 Articles of Amendment to the Articles of Incorporation of Hancock Holding Company, adopted February 13, 1992 (filed as Exhibit 3.5 to the Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein by reference).
 3.6 Articles of Correction, filed with the Mississippi Secretary of State on March 2, 1992 (filed as Exhibit 3.6 to the Registrant's Form 10-K for the year ended December 31, 1992, and incorporated herein by reference).
 3.7 Articles of Amendment to the Articles of Incorporation adopted February 20, 1997.
 4.1 Specimen stock certificate (reflecting change in par value from $10.00 to $3.33, effective March 6, 1989)(filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 333-11831), and incorporated herein by reference).
 4.2 Description of common Stock Purchase Rights (set forth in Item 1 of the Registrants Registration Statement on Form 8-A (Commission file No. 000-13089 ) ) and incorporated herein by reference.
 5*       Opinion of Watkins Ludlam Winter & Stennis, P.A. regarding  legality of shares.
 8* Opinion of Watkins Ludlam Winter & Stennis, P.A. regarding certain tax matters.
 13 Form 10-K and Annual Report for year ending December 31, 1997 (furnished for the information of the Commission only and not deemed "filed" except for those portions which are specifically incorporated herein by reference).
 23.1     Consent of Deloitte & Touche LLP.
 23.2     Consent of Broussard Poche Lewis and Breaux, L.L.P. and Company.
 23.3     Consent of Watkins Ludlam Winter & Stennis, P.A. (included in
          Exhibits 5 and 8).
 23.4     Consent of Brown, Burke Capital Partners, Inc.
 24 Power of Attorney (included on the signature page of the Registration Statement).
 99       Form of Proxy of American Security Bancshares, Inc.

 *To be filed by Amendment.